Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER dated as of October 28, 2026, among DOORDASH, INC., IBIZA MERGER SUB, INC. and MAPLEBEAR INC. D.B.A. INSTACART

TABLE OF CONTENTS

Exhibits

Exhibit A	Certificate of Incorporation of the Surviving Corporation
Exhibit B	Form of Voting Agreement
Exhibit C	Parent Class C Common Stock Mechanics

INDEX OF DEFINED TERMS

Defined Term	Location of Definition

Acceptable Confidentiality Agreement	4.02(g)
Adverse Recommendation Change	4.02(e)
affiliate	8.04
Agreement	Preamble
AI Technologies	8.04
Alternative Acquisition Agreement	4.02(e)
Alternative Financing	5.14(h)
Alternative Stock Consideration	1.07(d)
Anti-Corruption Law	8.04
Antitrust Law	8.04
Appraisal Shares	1.07(e)
Assumed Company Restricted Stock Unit Award	5.04(a)(iii)
Authorizations	2.16(a)
Bankruptcy and Equity Exception	2.04(a)
business day	8.04
Cash Consideration	1.07(c)
Cash Election	1.07(c)
Certificate of Merger	1.03
Closing	1.02
Closing Date	1.02
Code	1.09(h)
Collective Bargaining Agreement	8.04
Company 401(k) Plan	5.05(e)
Company	Preamble
Company Balance Sheet	2.06(d)
Company Benefit Plan	2.11(i)(i)
Company Board	Recitals
Company By-laws	2.01
Company Charter	2.01
Company Common Stock	Recitals
Company Credit Agreement	8.04
Company Disclosure Letter	Article II
Company ESPP	8.04
Company ESPP Purchase Right	8.04
Company Financial Statements	2.06(c)
Company Intellectual Property	8.04
Company IT Assets	2.19(a)
Company Leases	2.12(b)
Company Licensed Intellectual Property	8.04
Company Material Adverse Effect	8.04

Defined Term	Location of Definition

Company Owned Intellectual Property	8.04
Company Performance Stock Unit	5.04(d)(i)
Company Preferred Stock	2.02(a)
Company Products	8.04
Company Recommendation	Recitals
Company Registered Intellectual Property	8.04
Company Related Party	8.14
Company Restricted Stock Unit	5.04(d)(ii)
Company SEC Documents	2.06(a)
Company Software	8.04
Company Stock Option	5.04(d)(iii)
Company Stock Plans	5.04(d)(iv)
Company Stockholder Approval	2.04(a)
Company Stockholders Meeting	Recitals
Company Subsidiaries	2.01
Company Termination Fee	7.03(a)
Confidentiality Agreement	8.04
Consent	2.05(b)
Continuation Period	5.05(a)
Continuing Company Employee	5.05(a)
Contract	8.04
control	8.04
Data Partners	2.19(b)
Data Processors	2.19(b)
Debt Commitment Letter	8.04
Debt Financing	8.04
Debt Financing Sources	8.04
Debt Financing Sources Proceeding	8.14(a)
Debt Financing Sources Related Parties	8.04
DGCL	Recitals
DOJ	5.03(d)
DTC	1.09(b)(ii)
Effective Time	1.03
Electing Holder	1.08(c)
Election	1.08(c)(i)
Election Deadline	1.08(c)(iv)
Election Period	1.08(c)(iii)
Environmental Law	2.17(b)
Equity Award Exchange Ratio	5.04(d)(v)
ERISA	2.11(b)
ERISA Affiliate	2.11(i)(ii)
Exchange Act	2.05(b)
Exchange Agent	1.09(a)
Exchange Fund	1.09(a)
Excluded Share	1.07(b)
Existing D&O Policies	5.07(c)

v

Defined Term	Location of Definition

FCPA	8.04
Filed Company SEC Documents	Article II
Filed Parent SEC Documents	Article III
Financial Regulatory Requirements	8.04
Financing Definitive Agreements	5.14(f)
Financing Uses	3.14(f)
Foreign Plan	2.11(a)
Form of Election	1.08(c)(ii)
Fraud	8.04
FTC	5.03(d)
GAAP	2.06(c)
Goldman Sachs	2.21
Governmental Entity	2.05(b)
Grocer	5.03(i)
Hazardous Substances	2.17(b)
HSR Act	2.05(b)
Indebtedness	8.04
Indemnified Party	5.07(a)
Information Statement	8.04
Intellectual Property	8.04
Intervening Event	4.02(g)
IP Contracts	2.13(a)(iii)
Issuance Election Deadline	1.07(d)
Issuing Bank	8.04
IT Assets	8.04
Judgment	2.05(a)
knowledge	8.04
Law	2.05(a)
Legal Restraints	6.01(a)
Liens	2.03(a)
Material Advertiser	2.14(c)
Material Advertiser Agreement	2.14(c)
Material Retailer	2.14(a)
Material Retailer Agreement	2.14(a)
Material Supplier	2.14(b)
Material Supplier Agreement	2.14(b)
Maximum Stock Share Number	8.04
Measurement Date	2.02(a)
Merger	Recitals
Merger Consideration	1.07(c)
Merger Sub	Preamble
Mixed Consideration	1.07(c)
Mixed Election	1.07(c)
Mixed Election Share	1.07(c)
Mixed Exchange Ratio	1.07(c)
Money Transmitter Requirements	8.04

Defined Term	Location of Definition

Nasdaq	8.04
Non-Election Share	1.07(c)
NRS	8.04
OFAC	8.04
Open Source Software	8.04
Outside Date	7.01(b)(i)
Parent	Preamble
Parent 401(k) Plan	5.05(e)
Parent Board	Recitals
Parent Class A Common Stock	8.04
Parent Class B Common Stock	8.04
Parent Class C Common Stock	8.04
Parent Closing Price	8.04
Parent Common Stock	8.04
Parent Disclosure Letter	Article III
Parent Expenses	7.03(d)
Parent Grocery Business	5.03(i)
Parent Marketplace	5.03(i)
Parent Material Adverse Effect	8.04
Parent SEC Documents	3.07(a)
Parent Termination Fee	7.03(c)
Payment Network	8.04
Payment Network Rules	8.04
Payoff Letter	5.06
Permitted Liens	8.04
Person	8.04
Personal Information	8.04
Premium Cap	5.07(c)
Privacy Laws	8.04
Privacy Policy	8.04
Privacy Requirements	8.04
Proceeding	2.15
Process	8.04
Prohibited Modifications	5.14(f)
Proxy Statement	8.04
Qualifying Takeover Proposal	4.02(c)
Registration Statement	8.04
Regulatory Material Adverse Effect	5.03(i)
Remedy Action	5.03(a)
Representatives	8.04
Sanctioned Country	8.04
Sanctioned Person	8.04
Sanctions	8.04
SEC
Section 262	1.07(e)
Securities Act	2.05(b)

Defined Term	Location of Definition

Security Incident	8.04
Senior Service Providers	4.01(a)(v)
Software	8.04
Source Code	8.04
Specified Business Relationship	5.03(i)
Specified Commitments	5.03(f)
Specified Contract	2.13(a)
Specified Date	1.02
Standard Contracts	8.04
Stock Consideration	1.07(c)
Stock Election	1.07(c)
Stock Election Number	1.08(b)(i)
Stock Election Share	1.07(c)
Stock Exchange Ratio	1.07(c)
Stock Issuance	8.04
subsidiary	8.04
Superior Proposal	4.02(g)
Surviving Corporation	Recitals
Surviving Corporation Plans	5.05(a)
Takeover Proposal	4.02(g)
Takeover Statute	2.04(b)
Tax	2.09(d)(ii)
Tax Return	2.09(d)(i)
Trade Control Laws	8.04
Trading Day	8.04
Transactions	Recitals
Transfer Taxes	5.09
Union	8.04
Vested Cashed-Out Company Stock Option	5.04(a)(i)
Vested Company Restricted Stock Unit	5.04(a)(ii)
Vested Option Consideration	5.04(a)(i)
Vested RSU Consideration	5.04(a)(ii)
Voting Agreements	Recitals
WARN Act	2.10(c)
Willful Breach	7.02

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER dated as of October 28, 2026 (this “Agreement”), among DoorDash, Inc., a Nevada corporation (“Parent”), Ibiza Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Maplebear Inc. d.b.a. Instacart, a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the parties hereto intend that, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Parent (the “Surviving Corporation”);

WHEREAS, pursuant to the Merger, each share of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”) (other than (a) Excluded Shares and (b) Appraisal Shares) shall be converted into the right to receive the Merger Consideration;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that the terms of this Agreement and the transactions contemplated hereby (collectively, the “Transactions”), including the Merger, are fair to, and in the best interests of, the Company and the stockholders of the Company, (b) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, for the Company to enter into this Agreement, (c) approved the execution and delivery by the Company of this Agreement and the performance by the Company of its covenants and agreements contained herein upon the terms and conditions contained herein, (d) resolved to recommend to the stockholders of the Company the adoption of this Agreement (the “Company Recommendation”), and (e) directed that this Agreement be submitted to the stockholders of the Company at a meeting of the Company stockholders (including any adjournment, recess or postponement thereof, the “Company Stockholders Meeting”) for adoption;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has (a) determined that it is in the best interests of Parent and the stockholders of Parent, and declared it advisable, for Parent to enter into this Agreement and the Voting Agreements (as defined below) and consummate the Transactions, including the Merger and the Stock Issuance, and the transactions contemplated by the Voting Agreements, and (b) approved the execution and delivery by Parent of this Agreement, the Voting Agreements, the Transactions, including the Merger and the Stock Issuance, the transactions contemplated by the Voting Agreements and the performance by Parent of its covenants and agreements contained herein or therein upon the terms and conditions contained herein or therein;

WHEREAS, the Board of Directors of Merger Sub has unanimously (a) determined that the terms of this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub, (b) determined that it is in the best interests of Merger Sub and the sole stockholder of Merger Sub, and declared it advisable, for Merger Sub to enter into this Agreement and consummate the Transactions, including the Merger, and (c) approved the execution and delivery by Merger Sub of this Agreement, the Transactions, including the Merger, and the performance by Merger Sub of its covenants and agreements contained herein upon the terms and conditions contained herein;

WHEREAS, immediately following the execution of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will adopt this Agreement in accordance with the DGCL, by written consent;

WHEREAS, as a condition to Parent and Merger Sub entering into this Agreement, and incurring the obligations set forth herein, and as an inducement and in consideration for Parent and Merger Sub to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Parent is entering into voting agreements, in the form attached as Exhibit B hereto, with certain Company stockholders pursuant to which, among other things, such Company stockholders have agreed, subject to the terms thereof, to vote all of such Company stockholders’ shares of Company Common Stock in favor of adoption of this Agreement (the “Voting Agreements”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Merger

SECTION 1.01. The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation.

SECTION 1.02. Closing. The closing of the Merger (the “Closing”) shall occur by electronic exchange of documents and signatures at 8:00 a.m., New York City time, on the date that is three (3) business days (the “Specified Date”) following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of those conditions), or at such other time and on such other date as shall be agreed in writing by the parties hereto. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03. Effective Time. Prior to the Closing, the Company and Parent shall prepare, and concurrently with the Closing, the Company shall file with the Secretary of State of the State of Delaware, a certificate of merger with respect to the Merger, in form and substance reasonably satisfactory to Parent and the Company (the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL to effectuate the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

SECTION 1.04. Effects of Merger. The Merger shall have the effects set forth in the applicable provisions, including Section 259, of the DGCL.

SECTION 1.05. Certificate of Incorporation and By-laws.

(a) At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated as set forth in Exhibit A and, as so amended and restated, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or permitted by applicable Law (and subject to Section 5.07).

(b) The by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation, except that references to the name of Merger Sub shall be replaced by the name of the Surviving Corporation, until thereafter changed or amended as provided therein or permitted by applicable Law (and subject to Section 5.07).

SECTION 1.06. Directors and Officers.

(a) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

(b) The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

SECTION 1.07. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent or Merger Sub or the holder of any capital stock of the Company or Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation.

(b) Cancelation of Excluded Shares. Each share of Company Common Stock that is owned, directly or indirectly, by the Company (including shares held as treasury stock or otherwise), Parent or Merger Sub, or by any direct or indirect wholly owned subsidiary of Parent or the Company (each such share, an “Excluded Share”) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c) Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than Excluded Shares and Appraisal Shares) (i) with respect to which an election to receive cash (a “Cash Election”) has been properly made and not revoked or deemed revoked pursuant to Section 1.08 shall be converted automatically into the right to receive $65.00 in cash, without interest (the “Cash Consideration”), (ii) with respect to which an election to receive Parent Class A Common Stock (a “Stock Election”) has been properly made and not revoked or deemed revoked pursuant to Section 1.08 (a “Stock Election Share”) shall be converted automatically into the right to receive 0.3372 (the “Stock Exchange Ratio”) validly issued, fully paid and nonassessable shares of Parent Class A Common Stock, subject to Section 1.07(d) with respect to Parent’s election to issue the Alternative Stock Consideration and Section 1.09(j) with respect to fractional shares, without interest (the “Stock Consideration”), (iii) with respect to which both a Cash Election and a Stock Election (a “Mixed Election”) have been properly made and not revoked or deemed revoked pursuant to Section 1.08 (a “Mixed Election Share”) shall be converted automatically into the right to receive (x) $48.75 in cash, without interest, plus (y) 0.08430 (the “Mixed Exchange Ratio”) validly issued, fully paid and nonassessable shares of Parent Class A Common Stock, subject to Section 1.07(d) with respect to Parent’s election to issue the Alternative Stock Consideration and subject to Section 1.09(j) with respect to fractional shares, without interest (the “Mixed Consideration” and, together with the Cash Consideration and the Stock Consideration, the “Merger Consideration”) or (iv) with respect to which neither a Cash Election nor a Stock Election has been properly made (a “Non-Election Share”) shall be converted automatically into the right to receive the Cash Consideration. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 1.09 and the right, if any, to receive any distribution or dividend pursuant to Section 1.09(k).

(d) Alternative Stock Consideration. Notwithstanding anything in this Agreement to the contrary, prior to the earlier of (x) March 31, 2027 and (y) three months prior to the Closing (the “Issuance Election Deadline”), Parent may elect to issue validly issued, fully paid and nonassessable shares of Parent Class C Common Stock in lieu of the shares of Parent Class A Common Stock to be issued as Stock Consideration and the stock portion of the Mixed Consideration (the “Alternative Stock Consideration”); provided, that (a) the conditions set forth on Exhibit C are satisfied prior to the applicable time set forth therein and (b) Parent has provided prior, irrevocable written notice to the Company of any such election. If Parent elects to issue Alternative Stock Consideration, all references in this Agreement to “Stock Consideration” or “Mixed Consideration” (solely with respect to the stock portion thereof) shall be deemed to refer to the Alternative Stock Consideration, all references to “Stock Exchange Ratio” shall be deemed to refer to the Stock Exchange Ratio, as adjusted pursuant to Exhibit C, and all references to “Mixed Exchange Ratio” shall be deemed to refer to the Mixed Exchange Ratio, as adjusted pursuant to Exhibit C.

(e) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) (such shares, “Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 1.07(c), but instead shall be canceled and shall represent the right to receive only such rights as are granted under Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to receive those rights under Section 262 shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to receive, the Merger Consideration as provided in Section 1.07(c), as if such shares were Non-Election Shares. Within ten (10) days after the Effective Time, the Surviving Corporation shall provide each of the holders of Company Common Stock with the notice required by Section 262. The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock (including notice of any withdrawals of such demands or any other instruments served or delivered in connection with such demands pursuant to the DGCL), and Parent shall have the right to participate in and direct all negotiations and Proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned) (i) make any payment with respect to any such demands, (ii) settle or offer to settle any such demands, (iii) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL or (iv) agree to do any of the foregoing. Parent shall not, except with the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), require the Company to make any payment with respect to any demands for appraisal or offer to settle any such demands or notices.

SECTION 1.08. Proration; Election Mechanics.

(a) Notwithstanding any other provision contained in this Agreement, the total number of shares of Company Common Stock to be converted at the Effective Time into the right to receive the Stock Consideration pursuant to Section 1.07(c) (or the Alternative Stock Consideration pursuant to Section 1.07(d)) shall not exceed the Maximum Stock Share Number. Subject to Section 1.08(b), once the Maximum Stock Share Number is met, all other shares of Company Common Stock with respect to which Stock Elections have been properly made and not revoked or deemed revoked pursuant to this Section 1.08 shall be converted at the Effective Time into the right to receive the Cash Consideration.

(b) Promptly (and in any event no later than five (5) business days) after the Effective Time, Parent shall cause the Exchange Agent to effect the allocation of rights to receive the Stock Consideration among holders of shares of Company Common Stock as follows:

(i) if the aggregate number of shares of Company Common Stock with respect to which Stock Elections shall have been properly made and not revoked or deemed revoked pursuant to this Section 1.08 (the “Stock Election Number”) exceeds the Maximum Stock Share Number, then Stock Election Shares of each holder will be converted automatically into the right to receive the Stock Consideration in respect of that number of Stock Election Shares equal to the product of (A) the number of Stock Election Shares held by such holder and (B) a fraction, the numerator of which is the Maximum Stock Share Number and the denominator of which is the Stock Election Number (with the Exchange Agent to determine, consistent with Section 1.09(j), whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such holder’s Stock Election Shares being converted automatically into the right to receive the Cash Consideration; and

(ii) if the Stock Election Number is less than or equal to the Maximum Stock Share Number, then all Stock Election Shares shall be converted into the right to receive the Stock Consideration.

(c) Each holder of record of shares of Company Common Stock to be converted into the right to receive the Merger Consideration in accordance with, and subject to, Section 1.07(c) and this Section 1.08 (an “Electing Holder”) shall have the right, subject to the limitations set forth in this Section 1.08, to submit an election in accordance with the following procedures:

(i) Each Electing Holder may specify in a request made in accordance with the provisions of this Section 1.08 (herein called an “Election”) (A) the number of shares of Company Common Stock owned by such Electing Holder with respect to which such Electing Holder desires to make a Stock Election, (B) the number of shares of Company Common Stock owned by such Electing Holder with respect to which such Electing Holder desires to make a Cash Election and (C) the number of shares of Company Common Stock owned by such Electing Holder with respect to which such Electing Holder desires to make a Mixed Election;

(ii) Parent shall prepare a form of election reasonably acceptable to the Company (including appropriate and customary transmittal materials in such form as prepared by Parent and reasonably acceptable to the Company) (the “Form of Election”), so as to permit Electing Holders to exercise their right to make an Election. Any Electing Holder that holds any shares of Company Common Stock as nominee, as trustee or in other representative capacity may, through proper instructions and documentation, submit a separate Form of Election prior to the Election Deadline with respect to each beneficial owner for whom such nominee, trustee or representative holds such shares of Company Common Stock.

(iii) The Company and Parent (A) shall initially make available and mail the Form of Election not less than twenty (20) business days prior to the anticipated Election Deadline to Electing Holders of record as of the fifth (5th) business day prior to such mailing date, and (B) following such mailing date, shall use reasonable best efforts to make available as promptly as practicable a Form of Election to any holder of shares of Company Common Stock who requests such Form of Election prior to the Election Deadline. The time period between such mailing date and the Election Deadline is referred to herein as the “Election Period”.

(iv) Any Election shall have been made properly only if the Exchange Agent shall have received, during the Election Period, a Form of Election properly completed and executed (including duly executed transmittal materials included in the Form of Election). As used herein, unless otherwise agreed in advance by Parent and the Company, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date that is three (3) business days prior to the parties’ good faith estimate of the Closing Date, or such other date as may be mutually agreed to by the Company and Parent. Parent and the Company shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline at least one (1) business day prior to the Election Deadline. If the Closing Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline. The Company may waive the Election Deadline only if (A) the new Election Deadline is publicly disclosed by the Company to all Company stockholders on a date agreed to by Parent, and (B) Parent has given its prior written consent to such waiver (such consent not to be unreasonably withheld, conditioned or delayed).

(v) Any Electing Holder may, at any time during the Election Period, change their Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and executed revised Form of Election. If any Election is not properly made with respect to any shares of Company Common Stock (none of Parent, Merger Sub, the Company or the Exchange Agent being under any duty to notify any Electing Holder of any such defect), such Election shall be deemed to be not in effect, and the shares of Company Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a properly completed and executed Election is thereafter received by the Exchange Agent prior to the Election Deadline. Subject to the terms of this Agreement and of the Form of Election, the Exchange Agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Forms of Election, and any good faith decisions of the Exchange Agent regarding such matters will be binding and conclusive.

(vi) Any Electing Holder may, at any time during the Election Period, revoke their Election by written notice received by the Exchange Agent prior to the Election Deadline. All Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from Parent and the Company that this Agreement has been terminated in accordance with the terms hereof.

SECTION 1.09. Exchange Procedures.

(a) Exchange Agent. Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration to each Person who was, as of immediately prior to the Effective Time, a holder of any shares of Company Common Stock (other than Excluded Shares and Appraisal Shares) and, in connection therewith, prior to the Effective Time, shall enter into an agreement with the Exchange Agent in a form reasonably acceptable to the Company. At or immediately after the Effective Time, Parent shall provide or cause to be provided to the Exchange Agent (i) an amount of cash necessary to pay for the shares of Company Common Stock converted into the right to receive the Cash Consideration and the Mixed Consideration pursuant to Section 1.07(c), (ii) evidence of shares of Parent Class A Common Stock (or Parent Class C Common Stock if Parent elects to issue the Alternative Stock Consideration pursuant to Section 1.07(d)) in book-entry form necessary to pay for the shares of Company Common Stock converted into the right to receive the Stock Consideration and the Mixed Consideration pursuant to Section 1.07(c), (iii) any dividends or distributions payable on such shares of Parent Class A Common Stock (or Parent Class C Common Stock if Parent elects to issue the Alternative Stock Consideration pursuant to Section 1.07(d)) pursuant to Section 1.09(k) with respect to shares of Company Common Stock which had not theretofore been surrendered for exchange pursuant to Section 1.09(b) and (iv) an amount of cash necessary to pay cash in lieu of fractional shares in accordance with Section 1.09(j) (such amount of cash, Parent Class A Common Stock, Parent Class C Common Stock and dividends or other distributions with respect thereto being hereinafter referred to as the “Exchange Fund”). The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.

(b) Treatment of Company Common Stock.

(i) At the Effective Time, holders of shares of Company Common Stock held in direct registry form shall not be required to take any action with respect to the exchange of such shares for the Merger Consideration and any dividends or other distributions in respect of Parent Class A Common Stock (or Parent Class C Common Stock if Parent elects to issue the Alternative Stock Consideration pursuant to Section 1.07(d)) to be issued or paid pursuant to Section 1.09(k). Any holder of shares of Company Common Stock held in direct registry form shall, subject to compliance with customary procedures of the Exchange Agent and the Company’s transfer agent, automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to issue and pay, as soon as reasonably practicable after the Effective Time (but in no event later than five (5) business days after the Effective Time), the Merger Consideration to which such holder is entitled pursuant to Section 1.07(c).

(ii) With respect to shares of Company Common Stock held, directly or indirectly, through the Depository Trust Company (“DTC”), the Company shall cooperate to establish procedures with the Exchange Agent, DTC, DTC’s nominees and such other necessary third-party intermediaries to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable after the Effective Time (but in no event later than five (5) business days after the Effective Time) the aggregate Merger Consideration (together with any dividends or other distributions in respect of Parent Class A Common Stock (or Parent Class C Common Stock if Parent elects to issue the Alternative Stock Consideration pursuant to Section 1.07(d))) to which the beneficial owners of such shares of Company Common Stock held, directly or indirectly, through DTC are entitled pursuant to Section 1.07(c).

(c) No Further Ownership Rights in Company Common Stock. The Merger Consideration issued or paid in accordance with the terms of this Article I as a result of the conversion of any shares of Company Common Stock shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, subject, however, to (i) the right to receive dividends or other distributions, if any, in accordance with Section 1.09(k) and (ii) the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on such shares of Company Common Stock not in violation of the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time. After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

(d) Certain Transfers. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the transferred share of Company Common Stock is registered, it will be a condition to such payment that (i) such share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest received with respect thereto) that remains undistributed as of the 12-month anniversary of the Closing Date shall be delivered to Parent, upon demand, and any former holder of Company Common Stock entitled to delivery or payment of the Merger Consideration who has not theretofore complied with this Article I shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or similar Laws) for delivery or payment of its claim for the Merger Consideration and any dividends or other distributions with respect to Parent Class A Common Stock (or Parent Class C Common Stock if Parent elects to issue the Alternative Stock Consideration pursuant to Section 1.07(d)) as contemplated by Section 1.09(k), without any interest thereon. Notwithstanding anything to the contrary in the foregoing, none of the Surviving Corporation, Parent, the Exchange Agent or any other Person shall be liable to any former Company stockholder for any portion of the Exchange Fund properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any Merger Consideration remaining unclaimed by Company stockholders immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation or an affiliate thereof designated by the Surviving Corporation, free and clear of any claim or interest of any Person previously entitled thereto.

(f) No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any amount from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Investment of Exchange Fund. The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Parent; provided, however, that any investment of such cash shall in all events be limited to short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available). Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the amounts required to pay the aggregate Merger Consideration in accordance with this Agreement shall be paid to Parent. In no event, however, shall such investments or any such payment of interest or income delay the receipt by holders of Company Common Stock of the Merger Consideration or otherwise impair such holders’ rights hereunder. To the extent the Exchange Fund is insufficient for the Exchange Agent to promptly pay the aggregate amount of the Merger Consideration to all holders of shares of Company Common Stock, Parent shall promptly deposit or cause to be deposited additional funds in the Exchange Fund in an amount equal to the shortfall required for the Exchange Agent to make such payments.

(h) Withholding Rights. Each of the Company, the Surviving Corporation, Merger Sub, Parent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or foreign Tax Law. Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(i) Adjustments. In the event that the Company or Parent changes the number of shares of Company Common Stock or Parent Common Stock, as applicable, or securities convertible or exchangeable into or exercisable for any such shares of Company Common Stock or Parent Common Stock, as applicable, issued and outstanding prior to the Effective Time as a result of a distribution, reclassification, stock split (including a reverse stock split), stock dividend (including, for the avoidance of doubt, any dividend of Parent Class C Common Stock which will be treated as economically equivalent to Parent Class A Common Stock for purposes of this Section 1.09(i)) or distribution, recapitalization, subdivision, combination, exchange of shares or other similar transaction, the Merger Consideration shall be equitably adjusted, without duplication, to reflect such change and eliminate the economic effects of such event on the Merger Consideration. Nothing in this Section 1.09(i) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(j) Fractional Shares. No fractional shares of Parent Class A Common Stock (or Parent Class C Common Stock if Parent elects to issue the Alternative Stock Consideration pursuant to Section 1.07(d)) shall be issued upon the conversion of Company Common Stock pursuant to Section 1.07(c), and such fractional share interests shall not entitle the owner thereof to any rights of a holder of Parent Class A Common Stock (or Parent Class C Common Stock if Parent elects to issue the Alternative Stock Consideration pursuant to Section 1.07(d)). All fractional shares to which a single record holder of Company Common Stock would be otherwise entitled to receive shall be aggregated and calculations shall be rounded to three (3) decimal places. In lieu of any such fractional shares, each holder of Company Common Stock that would otherwise be entitled to such fractional shares shall be entitled to be paid an amount in cash, without interest, rounded to the nearest cent, equal to the product of (a) the Parent Closing Price and (b) the fraction of a share of Parent Class A Common Stock (or Parent Class C Common Stock if Parent elects to issue the Alternative Stock Consideration pursuant to Section 1.07(d)). As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock in lieu of any fractional share interests in Parent Class A Common Stock (or Parent Class C Common Stock if Parent elects to issue the Alternative Stock Consideration pursuant to Section 1.07(d)), the Exchange Agent shall make available such amounts, without interest, to the holders of Company Common Stock entitled to receive such cash.

(k) Distributions with Respect to Unexchanged Shares. Subject to applicable Law, there shall be delivered or paid to the holder of the shares of Parent Class A Common Stock (or Parent Class C Common Stock if Parent elects to issue the Alternative Stock Consideration pursuant to Section 1.07(d)) issued in exchange for shares of Company Common Stock in accordance with this Article I, without interest, (i) at the time of delivery of such Parent Class A Common Stock (or Parent Class C Common Stock if Parent elects to issue the Alternative Stock Consideration pursuant to Section 1.07(d)) by the Exchange Agent pursuant to Section 1.09(b), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Class A Common Stock (or Parent Class C Common Stock if Parent elects to issue the Alternative Stock Consideration pursuant to Section 1.07(d)) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such delivery by the Exchange Agent pursuant to Section 1.09(b), and a payment date subsequent to the time of such delivery by the Exchange Agent pursuant to Section 1.09(b), payable with respect to such shares of Parent Class A Common Stock (or Parent Class C Common Stock if Parent elects to issue the Alternative Stock Consideration pursuant to Section 1.07(d)).

ARTICLE II

Representations and Warranties of the Company

Except (a) as disclosed in the reports, schedules, forms, statements and other documents filed by the Company with, or furnished by the Company to, the U.S. Securities and Exchange Commission (the “SEC”) and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”) (excluding any disclosures contained in any part of any Filed Company SEC Document titled “Risk Factors” or disclosures of risks set forth in any “Forward-Looking Statements” disclaimer, in each case that are cautionary, non-specific or predictive in nature (but including any historical factual information contained within such disclosures)) and only to the extent it is reasonably apparent on its face that such disclosure is relevant to any section or subsection of this Article II (it being understood that nothing set forth or disclosed in any such Filed Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 2.02 and Section 2.04); or (b) as set forth in the applicable section of the disclosure letter delivered by the Company to Parent at the time of entering into this Agreement (the “Company Disclosure Letter”) (it being understood that any disclosure set forth in one section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, (i) the section or subsection of this Agreement to which it corresponds in number and (ii) each other section or subsection of this Agreement to the extent the relevance of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 2.01. Organization, Standing and Power. Each of the Company and each of its subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such concept is recognized by such jurisdiction), except, in the case of the Company Subsidiaries, where any such failure would not, individually or in the aggregate, have a Company Material Adverse Effect or reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions. Each of the Company and the Company Subsidiaries (a) has requisite corporate or other similar power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted and (b) is duly qualified or licensed to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties makes such qualification or licensing necessary, other than where the failure to have such power and authority or to be so qualified or licensed would not, individually or in the aggregate, have a Company Material Adverse Effect or reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions. True and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the by-laws of the Company, as amended to the date of this Agreement (as so amended, the “Company By-laws”), are included in the Filed Company SEC Documents. None of the Company or any of the Company Subsidiaries is in violation of any provision of the Company Charter, the Company By-laws or the comparable organizational documents of such Company Subsidiary, as applicable, except, in the case of the Company Subsidiaries, for violations that would not, individually or in the aggregate, have a Company Material Adverse Effect.

SECTION 2.02. Capital Structure.

(a) The authorized capital stock of the Company consists of 2,000,000,000 shares of Company Common Stock and 30,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”). At the close of business on October 23, 2026 (the “Measurement Date”), (i) 236,498,351 shares of Company Common Stock were issued and outstanding, (ii) 5,734,680 shares of Company Common Stock were subject to outstanding Company Stock Options, 16,862,986 shares of Company Common Stock were subject to outstanding Company Restricted Stock Units, 125,468 shares of Company Common Stock were subject to outstanding Company Performance Stock Units (assuming all applicable performance measures are satisfied at the target level) and 55,660,291 additional shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans, (iii) 14,828,778 shares of Company Common Stock were reserved and available for purchase under the Company ESPP, (iv) no shares of Company Common Stock were held by the Company in treasury and (v) no shares of Company Preferred Stock were issued or outstanding. Except as set forth above, at the close of business on the Measurement Date, no shares of capital stock or other equity interests of the Company were issued or reserved for issuance. From the close of business on the Measurement Date through the date hereof, no additional shares of capital stock of the Company were issued or reserved for issuance, other than the issuance of shares of Company Common Stock after the Measurement Date upon the exercise of Company Stock Options or the vesting or settlement of Company Restricted Stock Units or Company Performance Stock Units, in each case outstanding as of the Measurement Date and in accordance with their terms.

(b) All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, (i) duly authorized, validly issued, fully paid and nonassessable and (ii) not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company By-laws or any Contract to which the Company is subject or party to or otherwise bound.

(c) Except as set forth above and other than shares of Company Common Stock issued after the Measurement Date upon the exercise of Company Stock Options or the vesting or settlement of Company Restricted Stock Units or Company Performance Stock Units, in each case outstanding as of the Measurement Date and in accordance with their terms, as of the date of this Agreement, there are no options, subscriptions, puts, calls, commitments, preemptive rights, conversion rights, stock appreciation rights, restricted share units, phantom stock rights, profit participation rights, redemption rights, repurchase rights, agreements, arrangements, warrants, convertible or exchangeable securities, stock-based performance units or any other rights or Contracts of any kind to which the Company is a party or by which the Company is bound (i) obligating the Company to issue, transfer, grant, deliver or sell, or cause to be issued, transferred, granted, delivered or sold, additional shares of capital stock of, or any security convertible or exchangeable for any shares of capital stock of, the Company, (ii) obligating the Company to issue, grant or enter into any such option, subscription, put, call, commitment, preemptive right, conversion right, stock appreciation right, restricted share unit, phantom stock right, profit participation right, redemption right, repurchase right, agreement, arrangement, warrant, security, unit, right or Contract or (iii) that give any Person the right to receive any economic or voting interest of a nature accruing to the holders of Company Common Stock. As of the date of this Agreement, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company, or any options, subscriptions, puts, calls, commitments, preemptive rights, conversion rights, stock appreciation rights, restricted share units, phantom stock rights, profit participation rights, redemption rights, repurchase rights, agreements, arrangements, warrants, convertible or exchangeable securities, stock-based performance units or any other rights or Contracts of any kind to acquire shares of capital stock of the Company, except for (A) acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of Company Stock Options, (B) the withholding of shares of Company Common Stock to satisfy tax obligations with respect to Company Stock Options, Company Restricted Stock Units, Company Performance Stock Units and Company ESPP Purchase Rights and (C) acquisitions of Company Stock Options, Company Restricted Stock Units and Company Performance Stock Units in connection with the forfeiture of such awards.

(d) There are no voting trusts or other agreements, commitments or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the capital stock or other equity interests of the Company.

(e) Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Company stockholders on any matter. There are no “poison pill” or similar equityholder rights plans in effect to which the Company is subject or party to or otherwise bound.

(f) Section 2.02 of the Company Disclosure Letter sets forth a true and complete list, as of the Measurement Date, of (i) each Company Stock Option, award of Company Restricted Stock Units and award of Company Performance Stock Units, (ii) the number of shares of Company Common Stock underlying each such award, (iii) the date on which such award was granted, (iv) the Company Stock Plan under which such award was granted, (v) the vesting schedule with respect to such award, (vi) the exercise price of such award, if applicable, and (vii) the expiration date of such award, if applicable.

SECTION 2.03. Company Subsidiaries; Equity Interests.

(a) Section 2.03 of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of the Company Subsidiaries and their respective jurisdictions of organization. All the outstanding equity interests of each Company Subsidiary have been duly authorized, validly issued and are fully paid and nonassessable (to the extent applicable) and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”), other than Permitted Liens and restrictions imposed by applicable securities laws or the organizational documents of any such Company Subsidiary. The Company has made available to Parent prior to the date hereof complete and accurate copies (except for immaterial redactions) of the certificates of incorporation and by-laws, or equivalent organizational or governing documents, of each of the Company Subsidiaries.

(b) As of the date of this Agreement, there are no options, subscriptions, puts, calls, commitments, conversion rights, stock appreciation rights, restricted share units, phantom stock rights, profit participation rights, redemption rights, repurchase rights, agreements, arrangements, warrants, convertible or exchangeable securities, stock-based performance units or any other rights or Contracts of any kind to which any Company Subsidiary is a party or by which any Company Subsidiary is bound (i) obligating any Company Subsidiary to issue, transfer, grant, deliver or sell, or cause to be issued, transferred, granted, delivered or sold, additional equity interests of, or any security convertible or exchangeable for equity interests of, any Company Subsidiary, (ii) obligating any Company Subsidiary to issue, grant or enter into any such option, subscription, put, call, commitment, conversion right, stock appreciation right, restricted share unit, phantom stock right, profit participation right, redemption right, repurchase right, agreement, arrangement, warrant, security, unit, right or Contract or (iii) that give any Person the right to receive any economic or voting interest of a nature accruing to the holders of any equity interests of the Company Subsidiaries, other than call or put rights in the organizational documents of any Company Subsidiary or joint venture or other partnership agreements to which any Company Subsidiary is a party. As of the date of this Agreement, there are no outstanding contractual obligations of any Company Subsidiary to repurchase, redeem or otherwise acquire any equity interests of any Company Subsidiary, or any options, subscriptions, puts, calls, commitments, conversion rights, stock appreciation rights, restricted share units, phantom stock rights, profit participation rights, redemption rights, repurchase rights, agreements, arrangements, warrants, convertible or exchangeable securities, stock-based performance units or any other rights or Contracts of any kind to acquire equity interests of any Company Subsidiary.

SECTION 2.04. Authority; Execution and Delivery; Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and, assuming the representations and warranties set forth in Section 3.12 are true and correct, to consummate the Transactions, subject only to adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on such matters at the Company Stockholders Meeting (the “Company Stockholder Approval”). Except for obtaining the Company Stockholder Approval and the filing of the Certificate of Merger in connection with the consummation of the Transactions, the execution and delivery by the Company of this Agreement and, assuming the representations and warranties set forth in Section 3.12 are true and correct, the consummation by the Company of the Transactions has been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other Transactions. The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity (the “Bankruptcy and Equity Exception”)).

(b) The Company Board, at a meeting duly called and held, duly and unanimously adopted resolutions (i) determining that the terms of this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, the Company and the stockholders of the Company, (ii) determining that it is in the best interests of the Company and the stockholders of the Company, and declaring it advisable, for the Company to enter into this Agreement, (iii) approving the execution and delivery by the Company of this Agreement and the performance by the Company of its covenants and agreements contained herein upon the terms and conditions contained herein, (iv) making the Company Recommendation, and (v) directing that this Agreement be submitted to the stockholders of the Company at the Company Stockholders Meeting for adoption, which resolutions, as of the date of this Agreement, have not, except after the date hereof as permitted by Section 4.02, been rescinded, modified or withdrawn. Assuming the representations and warranties set forth in Section 3.12 are true and correct, such resolutions are sufficient to render inapplicable to Parent and Merger Sub, this Agreement, the Voting Agreements and the Transactions, including the Merger, any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law (including Section 203 of the DGCL) (each, a “Takeover Statute”), and any similar provisions in the Company Charter and Company By-laws, to the extent, if any, such Takeover Statute or provisions would otherwise be applicable to this Agreement or the Transactions, including the Merger.

SECTION 2.05. No Conflicts; Consents.

(a) The execution and delivery by the Company of this Agreement do not, and the consummation of the Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any right or obligation or loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) (A) the Company Charter or the Company By-laws or (B) the comparable organizational documents of any Company Subsidiary, (ii) any Specified Contract or (iii) subject to the filings and other matters referred to in Section 2.05(b), any writ, settlement, stipulation, determination, judgment, order, executive order, injunction, decree, consent decree, award, decision, ruling, verdict, or other decision entered by or with any Governmental Entity (“Judgment”) or statute, law (including common law), ordinance, rule, code, directive, binding guidance or regulation or agency requirement, treaty, constitution, or other pronouncement of any Governmental Entity (whether federal, national, state, local, transnational, foreign or domestic), or any Judgment (“Law”) applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (i)(B), (ii) and (iii) above, any such items that would not, individually or in the aggregate, have a Company Material Adverse Effect or reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

(b) No consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or notice to, or permit from, any transnational, national, federal, state, provincial, local or other government, any court of competent jurisdiction, tribunal, regulatory, self-regulatory, agency, body, department, commission, arbitrator or arbitral body (whether public or private), or other governmental or quasi-governmental authority or instrumentality (whether domestic or foreign) including any national securities exchange (a “Governmental Entity”) or any labor or trade union, works council or other employee representative body is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other Antitrust Law, (ii) as may be required in connection with this Agreement and the Transactions under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), and the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iv) as may be required under the rules and regulations of Nasdaq, (v) such filings as may be required in connection with Taxes described in Section 5.09, (vi) as may be required solely by reason of the participation of Parent (as opposed to any third Person) in the Transactions and (vii) any Consent, registration, declaration, filing, notice or permit that the failure of which to obtain or make would not, individually or in the aggregate, have a Company Material Adverse Effect or reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

SECTION 2.06. SEC Documents; Undisclosed Liabilities.

(a) The Company has timely filed all reports, schedules, forms, statements and other documents (including exhibits thereto and information incorporated therein) required to be filed pursuant to the Exchange Act or Securities Act by the Company with the SEC since January 1, 2025 (the “Company SEC Documents”).

(b) As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), each Company SEC Document complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document. Each Company SEC Document, as of the time of its filing (or, if amended or supplemented prior to the date of this Agreement, then at the time of such amendment or supplement) did not, and if filed with or furnished to the SEC following the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The audited annual consolidated financial statements and the unaudited quarterly consolidated financial statements (including, in each case, the notes thereto) of the Company included in the Company SEC Documents (collectively, the “Company Financial Statements”) when filed (i) complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in all material respects in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows and changes in stockholders’ equity for the periods covered thereby (subject, in the case of unaudited quarterly statements, to normal year-end adjustments).

(d) Except as reflected or reserved against in the consolidated balance sheet of the Company, as of June 30, 2026, or the notes thereto, included in the Company SEC Documents (such balance sheet and the notes thereto, the “Company Balance Sheet”), the Company and the Company Subsidiaries do not have any liability or obligation of any nature, whether or not accrued, contingent, absolute or otherwise, other than (i) such liabilities or obligations as specifically reflected, and adequately disclosed or reserved against in the Company Financial Statements filed prior to the date hereof in the Company SEC Documents, (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of the Company Balance Sheet (other than any liability for any material breaches of Contracts), (iii) liabilities or obligations incurred in connection with the Transactions (and which do not arise out of a breach by the Company of any representation or warranty in this Agreement) and (iv) liabilities or obligations that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(e) The Company has established and maintains disclosure controls and procedures and a system of internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act designed to (i) provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries and the preparation of financial statements for external purposes in accordance with GAAP and (ii) ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports. From the date of the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, to the date of this Agreement, the Company Board and, to the knowledge of the Company, the Company’s auditors have not been advised of (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, in each case of clauses (i) and (ii), which has not been subsequently remediated.

(f) Neither the Company nor any Company Subsidiary is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among the Company or any Company Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC), in any such case, where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.

SECTION 2.07. Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement, in which the Proxy Statement will be included, will, on the date the Registration Statement (or any amendment or supplement thereto) is filed with the SEC or declared effective by the SEC or on the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company or at the time of the Company Stockholders Meeting (as it may be adjourned or postponed in accordance with the terms hereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will, when filed with the SEC, comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing provisions of this Section 2.07, no representation or warranty is made by the Company with respect to information or statements included or incorporated by reference in the Registration Statement or the Proxy Statement based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein.

SECTION 2.08. Absence of Certain Changes or Events.

(a) Since the date of the Company Balance Sheet to the date of this Agreement, there has not been any change, event, effect or occurrence that has resulted in a Company Material Adverse Effect.

(b) From the date of the Company Balance Sheet to the date of this Agreement, the Company and the Company Subsidiaries have (i) conducted their respective businesses in the ordinary course in all material respects (except for discussions, negotiations and transactions related to this Agreement) and (ii) not taken any action that, if taken after the date hereof, would constitute a breach of, or require the consent of Parent under, Section 4.01(a)(i) (Dividends; Repurchases), Section 4.01(a)(iii) (Organizational Documents), Section 4.01(a)(iv) (Acquisitions), Section 4.01(a)(viii) (Collective Bargaining Agreements), Section 4.01(a)(ix) (Layoffs; Reductions in Force); Section 4.01(a)(xiv) (Loans; Investments) or Section 4.01(a)(xviii) (Liquidations; Reorganizations).

SECTION 2.09. Taxes.

(a) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect,

(i) the Company and each Company Subsidiary have (A) timely filed, or caused to be filed, taking into account any extensions of time within which to file, all Tax Returns required to have been filed and such Tax Returns are true, correct and complete, and (B) paid, or caused to be paid, all Taxes required to have been paid by it;

(ii) no deficiency for any Tax has been asserted or assessed by a taxing authority in writing against the Company or any Company Subsidiary which deficiency has not been paid, settled or withdrawn;

(iii) there is no claim, audit, action, suit, proceeding, examination, litigation, proposed adjustment or matter in controversy now pending or threatened in writing with respect to any Taxes or Tax Returns of the Company or any Company Subsidiary;

(iv) neither the Company nor any Company Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such agreements or arrangements (A) exclusively between or among the Company and wholly owned Company Subsidiaries or (B) with third parties made in the ordinary course of business, the primary subject matter of which is not Tax);

(v) neither the Company nor any Company Subsidiary (A) has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company was the common parent or (B) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law) or otherwise as a transferee or successor;

(vi) the Company and the Company Subsidiaries have withheld and paid over to the appropriate taxing authority all Taxes that the Company or any Company Subsidiary was obligated to withhold from amounts owing to any employee, creditor or third party;

(vii) neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to any Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension is still in effect;

(viii) no unresolved claim has been made in writing by any taxing authority in a jurisdiction where the Company or any Company Subsidiary has not filed Tax Returns that the Company or the applicable Company Subsidiary is or may be subject to Tax by such jurisdiction; and

(ix) neither the Company nor any Company Subsidiary is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous provision of state, local or foreign Tax Law) or other ruling or written agreement with a taxing authority.

(b) Within the past two (2) years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(c) To the knowledge of the Company, neither the Company nor any Company Subsidiary has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state Law).

(d) For purposes of this Agreement:

(i) “Tax Return” means all returns, declarations, statements, reports, schedules, forms and information returns filed or required to be filed with any Governmental Entity with respect to Taxes, including any amendment thereof.

(ii) “Tax” or “Taxes” means all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind, in each case in the nature of a tax, imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

SECTION 2.10. Labor Relations.

(a) Since January 1, 2024, there have not been any Contracts with a Union to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound or otherwise subject. No employee, individual independent contractor, or other individual service provider of the Company or any Company Subsidiary is or has been represented by any Union with respect to his or her employment or engagement by the Company or any such Company Subsidiary. Since January 1, 2024 and except as would not, individually or in the aggregate, have a Company Material Adverse Effect, there have been no pending, or to the knowledge of the Company, threatened, representation proceedings, petitions seeking a representation proceeding, or demands for recognition with respect to any current or former employees of the Company or any Company Subsidiary in their capacity as such. Since January 1, 2024, neither the Company nor any of the Company Subsidiaries has experienced any labor disputes, strikes, work stoppages, slowdowns, lockouts or Union organization attempts concerning any employees of the Company or a Company Subsidiary that would, individually or in the aggregate, have a Company Material Adverse Effect. No Union must be consulted, advised, or informed, and no consent, approval, opinion, or advice of any Union is required, in each case under applicable Law or any Contract with a Union, in connection with the execution, delivery, or performance of this Agreement or the consummation of the transactions contemplated hereby.

(b) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, since January 1, 2024, there have been no labor or employment-related Proceedings against or involving the Company or any Company Subsidiary or any current or former employee or individual service provider of the Company or any Company Subsidiary in their capacity as such.

(c) Since January 1, 2024, none of the Company or any of the Company Subsidiaries has announced or effectuated any actions that would trigger obligations under the U.S. Worker Adjustment and Retraining Notification Act of 1988, as amended, or any other similar Laws (collectively, the “WARN Act”), and no such actions are currently contemplated or have been announced. Neither the Company nor any Company Subsidiary has any material outstanding liability under the WARN Act.

(d) The Company and each Company Subsidiary are and have been since January 1, 2024 in compliance with all applicable Laws respecting labor, employment and employment practices, including all Laws relating to terms and conditions of employment, hiring, background checks, wages, pay equity, hours, collective bargaining and labor relations, classification of independent contractors and exempt employees, equal opportunity, document retention, notice, plant closings and mass layoffs, health and safety, employment eligibility verification, immigration, child labor, equal pay, fair employment practices (including discrimination, harassment and retaliation), employee data privacy and protection, whistleblowing, accommodations, disability rights or benefits, affirmative action, workers’ compensation, unemployment insurance, employment and reemployment rights of members of the uniformed services, secondment, employee leave, the payment and withholding of social security and other payroll Taxes, temporary or leased employees and any other labor or employment-related matters, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(e) Since January 1, 2024, no material allegations of sexual harassment, sexual misconduct, discrimination or harassment have been made or, to the knowledge of the Company, threatened by or against any director of the Company or any employee of the Company or the Company Subsidiaries at the level of Vice President or above (collectively, the “Senior Service Providers”). To the knowledge of the Company, the Company and the Company Subsidiaries have promptly and appropriately investigated all allegations of sexual harassment or other harassment or misconduct and, for each such allegation with merit, the Company and the Company Subsidiaries have taken necessary corrective actions, except as would not reasonably be expected to bring any of the Company or the Company Subsidiaries into material disrepute.

(f) The Company has made available a true, correct, and complete list of each individual employed by the Company and the Company Subsidiaries as of the date of this Agreement, including for each employee, their (i) employee identification number, (ii) job family group and level group, (iii) start date, (iv) primary work location, (v) annual base salary, hourly wage rate, or other base compensation rate, (vi) active or inactive status, (vii) status as exempt or non-exempt under applicable wage and hour Laws (where applicable) and (viii) employing entity.

SECTION 2.11. Employee Benefits.

(a) Section 2.11(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan and separately identifies each such material Company Benefit Plan that is governed by the Laws of any jurisdiction other than the United States or that provides compensation or benefits to any current or former employee of the Company or any Company Subsidiary (or any dependent thereof) who resides outside of the United States (each, a “Foreign Plan”). With respect to each material Company Benefit Plan, the Company has made available to Parent true and complete copies of (or, to the extent no such copy exists, a description of), in each case to the extent applicable, (i) all plan documents, summary plan descriptions, summaries of material modifications and amendments thereto and any related trust agreement, (ii) the most recent annual report on Form 5500 (including all schedules and financial statements attached thereto), (iii) the most recent audited financial statement and actuarial valuation, (iv) the most recent determination or opinion letter issued by the Internal Revenue Service, (v) all material, non-routine filings and correspondence with any Governmental Entity, (vi) the most recent nondiscrimination test performed under the Code and (vii) all material related agreements, insurance contracts and other agreements that implement such Company Benefit Plan, except the foregoing shall not apply to any Company Benefit Plan that the Company or any Company Subsidiary is prohibited from making available to Parent as a result of applicable Law relating to the safeguarding of data privacy (in which case such Company Benefit Plan will be made available to Parent as soon as permitted under applicable Law).

(b) Each Company Benefit Plan has been and is currently operated, maintained, funded and administered in accordance with its terms and in compliance with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (to the extent applicable), the Code and all other applicable Laws, other than failures that would not, individually or in the aggregate, have a Company Material Adverse Effect. All material contributions or other material amounts payable by the Company or the Company Subsidiaries pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP. Except as would not, individually or in the aggregate, result in a material liability to the Company or a Company Subsidiary, there have been no non-exempt “prohibited transactions” (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan, and no fiduciary has any liability for breach of fiduciary duty in connection with the administration or investment of the assets of any Company Benefit Plan. No Company Benefit Plan is subject to an excise tax under Section 4980D of the Code that is material to the Company or a Company Subsidiary, and the Company and each Company Benefit Plan that is a group health plan are in compliance in all material respects with the applicable provisions of the Patient Protection and Affordable Care Act, including Section 4980H of the Code and the information reporting requirements of Sections 6055 and 6056 of the Code.

(c) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code (or qualified or registered under any comparable provision under applicable foreign Law) has received a favorable determination letter as to such qualification or registration from the Internal Revenue Service (or any comparable Governmental Entity), and no event has occurred, either by reason of any action or failure to act, that would reasonably be expected to adversely affect such qualification or registration in any material respect. There are no pending, or to the knowledge of the Company, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any Company Benefit Plan or any trust related thereto, other than claims that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(d) None of the Company, any of the Company Subsidiaries or any ERISA Affiliate sponsors, maintains or contributes to, or has in the past six (6) years sponsored, maintained, contributed to or been required to maintain or contribute to, or has any liability (including any contingent liability) with respect to, (i) any plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code or is otherwise a defined benefit pension plan, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (iii) any plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(e) No Company Benefit Plan provides material benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or any Company Subsidiary beyond their retirement or other termination of service, other than continuation coverage required under Section 4980B of the Code or any applicable state or foreign Laws, and neither the Company nor any Company Subsidiary has any obligation to gross up, indemnify or otherwise reimburse any individual for any taxes, interest or penalties incurred pursuant to Section 409A, 280G or 4999 of the Code.

(f) Neither the execution and delivery of this Agreement nor the consummation of the Merger (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any current or former director, officer, other employee or independent contractor of the Company or any Company Subsidiary to any compensation or benefit (including severance, unemployment compensation or forgiveness of indebtedness), (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefit or trigger any other material obligation under any Company Benefit Plan, (iii) result in any violation of, or default under, or limit the Company’s right to amend, modify or terminate, any Company Benefit Plan or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each Foreign Plan (i) has been operated in all respects in conformance with the applicable statutes and governmental regulations and rulings of the jurisdictions in which such Foreign Plan is present or operates and with its governing documents and any applicable collective bargaining or works council agreements, (ii) that is intended to qualify for special tax treatment meets all requirements for such treatment in all respects and (iii) that is intended to be funded or book-reserved is fully funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(h) For purposes of this Agreement:

(i) “Company Benefit Plan” means each benefit and compensation plan, Contract, agreement, policy or arrangement sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any Company Subsidiary, in each case for the benefit of any current or former director, officer, employee or other service provider of the Company or any Company Subsidiary, including “employee benefit plans” within the meaning of Section 3(3) of ERISA and all other employment, consulting, retirement, termination or change in control agreements, retirement, profit sharing, deferred compensation, severance, equity-based incentive, bonus, medical, welfare or fringe benefit plans, Contracts, policies, agreements or arrangements, other than (A) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (B) any plan, policy, program, arrangement or understanding mandated by applicable Law.

(ii) “ERISA Affiliate” means an entity which is considered a single employer with the Company under Section 414 of the Code.

SECTION 2.12. Title to Properties.

(a) None of the Company or any Company Subsidiary owns any real property.

(b) Section 2.12(b) of the Company Disclosure Letter sets forth a list, as of the date hereof, of any Contract pursuant to which the Company or any Company Subsidiary leases, subleases or occupies any real property (“Company Leases”). Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy any real property subject to a Company Lease or any portion thereof, (ii) each Company Lease is valid, binding, in full force and effect, and enforceable against the Company or Company Subsidiary party thereto in accordance with its terms (except insofar as such enforceability may be limited by the Bankruptcy and Equity Exception), and no uncured default of a material nature on the part of the Company or the applicable Company Subsidiary or, to the knowledge of the Company, the landlord thereunder, exists with respect to any Company Lease, and (iii) the Company or a Company Subsidiary has a good and valid leasehold, subleasehold or licensee interest in or contractual right to use or occupy, subject to the terms of the applicable Company Lease, each real property subject to the Company Leases, free and clear of all Liens, other than Permitted Liens.

(c) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and the Company Subsidiaries (i) have good and marketable title to, or valid leasehold interests in, all their respective tangible personal properties and assets that are material to the business of the Company and the Company Subsidiaries, taken as a whole, free and clear of all Liens, except for Permitted Liens, and (ii) have complied with the terms of all leases to which they are party with respect to such personal properties and assets that are material to the business of the Company and the Company Subsidiaries, taken as a whole, and all such leases are in full force and effect.

SECTION 2.13. Contracts.

(a) Except for this Agreement, any Company Benefit Plan and any Standard Contract, Section 2.13(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, and the Company has made available to Parent true and complete copies, of:

(i) each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) each Contract to which the Company or any Company Subsidiary is a party that (A) restricts the ability of the Company or any Company Subsidiary to compete or engage in any business or with any Person in any geographical area or sell, supply, distribute, develop, or market products or services, in each case, in any geographic area, (B) requires the Company or any Company Subsidiary (including Parent and its affiliates after the Effective Time) to conduct any business on a “most favored nations” basis with any third party, (C) provides for “exclusivity” or any similar requirement in favor of any third party, or (D) grants any right of first refusal or right of first offer or any other right that limits the ability of the Company, any Company Subsidiary or any of their respective affiliates (including Parent and its affiliates after the Effective Time) to own, operate, sell, transfer, pledge or otherwise dispose of any businesses or material assets, except, in the case of each of clauses (A), (B), (C) and (D) for such Contracts or restrictions that are not material to the Company and the Company Subsidiaries, taken as a whole;

(iii) each Contract under which the Company or any Company Subsidiary licenses material Intellectual Property from or to any third party (“IP Contracts”), except for (1) any Contract relating to Intellectual Property entered into with employees, consultants or contractors in the ordinary course of business substantially on the Company’s standard form(s), and (2) any Contract containing a non-exclusive license of Intellectual Property that is incidental to the primary purpose of such Contract;

(iv) each Contract that is a Material Retailer Agreement;

(v) each Contract that is a Material Supplier Agreement;

(vi) each Contract that is a Material Advertiser Agreement;

(vii) each Contract with any of the top five providers of services or technology used by the Company or any Company Subsidiary to accept, disburse or manage user payments (including payment processors, payment network providers and financial services providers), based on the aggregate dollar value of the transaction volume processed by such provider for the Company and the Company Subsidiaries, taken as a whole, during the twelve (12) month period ended on the date of the Company Balance Sheet;

(viii) each Contract with a consumer partner involving (A) the provision of rewards or benefits to users of the Company Products for use on or with such partner’s products or services or (B) the provision of rewards or benefits to users of such partner’s products or services for use on the Company Products, in each case that is material to the Company and the Company Subsidiaries, taken as a whole;

(ix) each Contract that contains minimum use or supply requirements that are binding on the Company, any Company Subsidiary or any of their respective affiliates (including Parent and its affiliates after the Effective Time) or royalty, contingent payment or similar obligations involving the payment or receipt of funds, in each case that is material to the Company and the Company Subsidiaries, taken as a whole;

(x) each Contract with a third-party provider of AI Technologies under which the Company or any Company Subsidiary provides data access via API or machine-callable interface to enable such provider to respond to third-party user queries relating to the Company, where such provider may use any material trade secrets or other material confidential or proprietary information of the Company or any Company Subsidiary, or any Personal Information, to train or improve such AI Technologies for the benefit of any Person other than the Company or the Company Subsidiaries;

(xi) each Contract that resulted in revenue in excess of $100,000,000 to the Company or any Company Subsidiary in the fiscal year ended December 31, 2025;

(xii) each Contract that involves net payments in excess of $50,000,000 by the Company or any Company Subsidiary in the fiscal year ended December 31, 2025;

(xiii) each Contract to which the Company or any Company Subsidiary is a party relating to indebtedness for borrowed money or any financial guaranty, in each case with respect to an outstanding principal amount (or committed amount) in excess of $50,000,000, except for any intercompany Contract solely between or among the Company and the Company Subsidiaries;

(xiv) each acquisition or divestiture Contract pursuant to which the Company or any Company Subsidiary has outstanding indemnification obligations or “earnout” or other contingent payment obligations, in each case, that is material to the business of the Company and the Company Subsidiaries, taken as a whole;

(xv) each Collective Bargaining Agreement;

(xvi) each Contract with or binding upon the Company or any of the Company Subsidiaries or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xvii) each partnership, joint venture, minority investment or other similar non-commercial corporate transaction agreement to which the Company or any Company Subsidiary is a party that is material to the business of the Company and the Company Subsidiaries, taken as a whole;

(xviii) any settlement agreement restricting the operations or conduct of the Company, any Company Subsidiary or any of their respective affiliates, in each case, that is material to the business of the Company and the Company Subsidiaries, taken as a whole;

(xix) any Contract that obligates the Company or any Company Subsidiary to make any capital investment or capital expenditure outside the ordinary course of business and in excess of $50,000,000;

(xx) each Contract with any Governmental Entity that is material to the business of the Company and the Company Subsidiaries, taken as a whole;

(xxi) each Contract involving derivative financial instruments or arrangements (including swaps, caps, floors, futures and forward contracts) for which the aggregate exposure (or aggregate value) to the Company and the Company Subsidiaries is reasonably expected to be in excess of $50,000,000;

(xxii) each Contract with a third party that facilitates or directs advertising demand to “Instacart Ads” on behalf of advertisers or agencies that is material to the business of the Company and the Company Subsidiaries, taken as a whole; and

(xxiii) each Company Lease with a current annual base rent in excess of $1,000,000.

Each such Contract described in clauses (i) through (xxiii) above is referred to herein as a “Specified Contract”.

(b) Each of the Specified Contracts is valid, binding and enforceable on the Company or a Company Subsidiary, as the case may be, and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid, binding or enforceable or to be in full force and effect as would not, individually or in the aggregate, have a Company Material Adverse Effect. There is no breach or default under any Specified Contract by the Company or any Company Subsidiary or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any Company Subsidiary or, to the knowledge of the Company, any other party thereto, in each case except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) no event has occurred and no condition exists that would permit any counterparty to terminate, suspend, or materially modify any of the agreements listed in Section 2.13(a)(vii), (ii) neither the Company nor any Company Subsidiary has been terminated for cause by a counterparty to any of such agreements or, as applicable, placed on any terminated merchant list, (iii) neither the Company nor any Company Subsidiary is subject to any compliance programs under the Payment Network Rules monitoring fraud or chargebacks (such as the Visa Acquirer Monitoring Program or the Mastercard excessive fraud merchant program) and (iv) to the extent that the Company or any Company Subsidiary requires the issuance of cards to its shoppers, the Company or such Company Subsidiary, as applicable, is party to agreements with Issuing Banks under program agreements that do not require the Company or any Company Subsidiary to issue cards or be in the possession of any cardholder funds.

SECTION 2.14. Retailers; Customers; Suppliers; Advertisers.

(a) Section 2.14(a) of the Company Disclosure Letter sets forth a list of the top ten retailers of the Company and the Company Subsidiaries based on revenue received by the Company or any Company Subsidiary during the twelve (12) month period ended on the date of the Company Balance Sheet (each, a “Material Retailer” and each Contract with each Material Retailer, a “Material Retailer Agreement”). Since January 1, 2026 to the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice from any Material Retailer stating that such Material Retailer intends to terminate, or not renew, its Material Retailer Agreement, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Section 2.14(b) of the Company Disclosure Letter sets forth a list of the suppliers and vendors, including affiliates thereof, of the Company and the Company Subsidiaries with whom the Company and the Company Subsidiaries have spent in excess of $50,000,000 during the twelve (12) month period ended on the date of the Company Balance Sheet (each, a “Material Supplier” and each Contract with each Material Supplier, a “Material Supplier Agreement”). Since January 1, 2026 to the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice from any Material Supplier stating that such Material Supplier intends to terminate, or not renew, its Material Supplier Agreement, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c) Section 2.14(c) of the Company Disclosure Letter sets forth a list of the top ten advertisers (including brand partners) of the Company and the Company Subsidiaries based on advertising or brand partnership revenue received by the Company or any Company Subsidiary through Instacart Ads or otherwise, during the twelve (12) month period ended on the date of the Company Balance Sheet (each, a “Material Advertiser” and each Contract with each Material Advertiser, a “Material Advertiser Agreement”). Since January 1, 2026 to the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice from any Material Advertiser stating that such Material Advertiser intends to terminate, or not renew, its Material Advertiser Agreement, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

SECTION 2.15. Litigation. There is no, and since January 1, 2024 there has been no, claim, suit, action, investigation, arbitration, audit, charge or proceeding by, before, or otherwise involving a Governmental Entity (each, a “Proceeding”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary or affecting any of their respective properties, rights or assets that would, individually or in the aggregate, have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions by the Outside Date, nor is there any Judgment outstanding against the Company or any Company Subsidiary that would, individually or in the aggregate, have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions by the Outside Date.

SECTION 2.16. Compliance with Laws; Authorizations.

(a) Each of the Company and the Company Subsidiaries is, and has been since January 1, 2024, in compliance with all applicable Laws, and there is no, and since January 1, 2024 there has been no, Proceeding pending or, to the knowledge of the Company, threatened alleging that the Company or any Company Subsidiary is not in compliance with any applicable Law, except for instances of noncompliance that would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions by the Outside Date. Each of the Company and the Company Subsidiaries has in effect all approvals, authorizations, certificates, registrations, licenses, exemptions, permits and consents of Governmental Entities (collectively, “Authorizations”) necessary for it to conduct its business as presently conducted, and all such Authorizations are in full force and effect and no suspension, modification or cancellation of any of the Authorizations is pending or, to the knowledge of the Company, threatened, except where the failure to be in possession of or be in full force and effect, or the suspension, modification or cancellation of, any Authorizations, would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) In the past five (5) years, the Company and the Company Subsidiaries (i) have materially complied with applicable Trade Control Laws and Sanctions, (ii) have maintained policies and procedures reasonably designed to promote material compliance with applicable Trade Control Laws and Sanctions, (iii) have not engaged in a transaction or dealing, directly or, to the knowledge of the Company, indirectly, with or involving a Sanctioned Country or Sanctioned Person and (iv) have not been the subject of any investigations or enforcement actions by any Governmental Entity with respect to any actual or alleged violations of Trade Control Laws or Sanctions, and have not received written notice of any such pending or, to the knowledge of the Company, threatened actions.

(c) Neither the Company nor any Company Subsidiary nor any director or officer or, to the knowledge of the Company, employee or agent of the Company is (i) a Sanctioned Person, (ii) subject to debarment or any list-based designations under any Trade Control Laws, or (iii) engaged in transactions, dealings, or activities that might reasonably be expected to cause such Person to become a Sanctioned Person.

(d) In the past five (5) years, neither the Company, any Company Subsidiary, nor any of their respective directors, officers or employees nor, to the knowledge of the Company, any other third party acting on behalf of the Company or any Company Subsidiary, has directly or indirectly (i) taken any action in material violation of any applicable Anti-Corruption Law or (ii) corruptly offered, authorized, provided or given any payment or thing of value to any Person, including a “foreign official” (as defined by the FCPA), for the purpose of improperly influencing any act or decision of such Person to obtain or retain business or other business advantage.

(e) In the past five (5) years, neither the Company nor any Company Subsidiary has (i) been subject to any pending or, to the knowledge of the Company, threatened investigation, Proceeding or enforcement action by any Governmental Entity, (ii) received any written notice or inquiry from any Governmental Entity or (iii) made any voluntary disclosure to any Governmental Entity, in each case relating to any actual or potential violation of applicable Anti-Corruption Laws. The Company has established and maintains a compliance program, including policies, procedures and internal controls, reasonably designed to promote material compliance by the Company, the Company Subsidiaries and their respective Representatives with applicable Anti-Corruption Laws.

(f) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) each of the Company and the Company Subsidiaries is, and since January 1, 2024 has been, in compliance with all Financial Regulatory Requirements applicable to its business or operations and (ii) since January 1, 2024, none of the Company or the Company Subsidiaries has received any written notice from any Governmental Entity, Payment Network or Issuing Bank alleging any violation of any Financial Regulatory Requirement.

(g) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, there is no investigation or audit (other than routine or periodic inspections, audits or reviews) by any Governmental Entity, Payment Network or Issuing Bank pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary regarding a violation of any Financial Regulatory Requirement.

SECTION 2.17. Environmental Matters.

(a) Except for matters that would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) each of the Company and the Company Subsidiaries is in compliance with all Environmental Laws, (ii) each of the Company and the Company Subsidiaries possesses and is in compliance with all Authorizations required under Environmental Laws for it to conduct its business as presently conducted and the Company and the Company Subsidiaries are in compliance with such Authorizations, (iii) since January 1, 2024, none of the Company or the Company Subsidiaries has received any written notice alleging that the Company or any Company Subsidiary is in violation of, or has any liability under, any Environmental Law, (iv) none of the properties owned or occupied by the Company or any Company Subsidiary is contaminated with any Hazardous Substance and (v) since January 1, 2024, no Proceeding is or has been pending, or to the Company’s knowledge, threatened, concerning or relating to the operations of the Company or any Company Subsidiary that seeks to impose, or that is reasonably likely to result in the imposition of, any material liability arising under any Environmental Law upon the Company or any Company Subsidiary.

(b) For purposes of this Agreement, (i) “Environmental Law” means all applicable Law which (A) regulates the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the exposure of persons or property to Hazardous Substances, including protection of the health and safety of employees or (B) imposes liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect and (ii) “Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any applicable Laws, including any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores, and mycotoxins.

SECTION 2.18. Intellectual Property.

(a) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and the Company Subsidiaries own, validly license or otherwise have the right to use all Company Intellectual Property used or held for use in or otherwise necessary to conduct the business of the Company and the Company Subsidiaries as presently conducted.

(b) Section 2.18(b) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all Company Registered Intellectual Property. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, to the knowledge of the Company, all Company Registered Intellectual Property is subsisting and has not expired, been canceled or been abandoned, and each item of Company Owned Intellectual Property is valid and enforceable. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, no Proceeding (other than office actions in connection with the prosecution of applications) is pending or, to the knowledge of the Company, threatened by or before any Governmental Entity that challenges the legality, validity, enforceability, registration, use or ownership of any Company Registered Intellectual Property or other Company Owned Intellectual Property.

(c) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries own each item of Company Owned Intellectual Property free and clear of all Liens, other than Permitted Liens, and (ii) neither the Company nor any Company Subsidiary has granted or transferred (or is obligated to grant or transfer) to any Person, or has permitted (or is obligated to permit) any Person to retain, any ownership interest, including any joint ownership interest, or any exclusive rights, in any Company Owned Intellectual Property.

(d) The conduct of the business of the Company and the Company Subsidiaries as presently conducted does not infringe upon, violate or misappropriate any Intellectual Property of any third party, except for such infringements, violations or misappropriations that would not, individually or in the aggregate, have a Company Material Adverse Effect. As of the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received any written claim from any Person since January 1, 2024 alleging any infringement, violation or misappropriation of third-party Intellectual Property, except for any such infringements, violations or misappropriations that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(e) To the knowledge of the Company, no third party is infringing upon, violating or misappropriating any of the Company Owned Intellectual Property, except for any such infringements, violations or misappropriations that would not, individually or in the aggregate, have a Company Material Adverse Effect. As of the date of this Agreement, since January 1, 2024, neither the Company nor any Company Subsidiary has instituted or threatened in writing to institute any Proceeding against any Person alleging that such Person is infringing, misappropriating or violating any Company Owned Intellectual Property, except as has been fully and finally resolved or as would not otherwise, individually or in the aggregate, have a Company Material Adverse Effect.

(f) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has taken commercially reasonable steps to protect and maintain the confidentiality of all trade secrets and other confidential information included in Company Owned Intellectual Property. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) no Source Code included in Company Owned Intellectual Property has been disclosed, released, distributed or made available by or on behalf of the Company or any Company Subsidiary to any Person other than (A) to employees, consultants or contractors of the Company or the Company Subsidiaries who have executed non-disclosure agreements with reasonable confidentiality obligations with respect thereto and (B) in connection with the distribution or contribution of Source Code under any Open Source Software license, (ii) there has been no unauthorized disclosure of any Company Owned Intellectual Property, or unauthorized disclosure by the Company or any Company Subsidiary of any third-party Intellectual Property, and (iii) the Company and the Company Subsidiaries have and enforce a policy requiring each employee, consultant and independent contractor that has access to any such Company Intellectual Property to execute a confidentiality agreement that obligates such Person to maintain the confidentiality thereof.

(g) The Company or one or more of the Company Subsidiaries has obtained from each Person who has created or developed any Company Owned Intellectual Property on behalf of the Company or the Company Subsidiaries (which, for the avoidance of doubt, excludes third-party Intellectual Property licensed to the Company or any Company Subsidiary included in any Company Owned Intellectual Property) an agreement providing for the assignment of such Intellectual Property to the Company or the applicable Company Subsidiary or otherwise owns such Intellectual Property by operation of law, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(h) To the knowledge of the Company, neither the execution and delivery of this Agreement nor the consummation of the Transactions will, pursuant to the terms of any IP Contract, result in or give any Person the right or option to cause or declare (i) a breach, violation, modification, cancellation, termination or suspension of any IP Contract, (ii) the release of any Source Code or other proprietary or confidential information, in each case, included in the Company Owned Intellectual Property, (iii) the grant of (or requirement to grant) any license, covenant not to assert, release, agreement not to enforce or prosecute, or other immunity to or under any Company Owned Intellectual Property to any Person or (iv) the Company or any Company Subsidiary being subject to any non-compete or other restriction on the operation or scope of their respective business, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(i) To the knowledge of the Company, no Software included in any Company Product contains any undisclosed disabling codes or instructions, “time bombs”, “Trojan horses”, “back doors”, “trap doors”, “worms”, viruses, bugs, faults, security vulnerabilities (as such terms are commonly understood in the Software industry) or other Software routines that are designed to (i) enable or assist any Person to access without authorization or disable or erase the Company Products, (ii) significantly adversely affect the functionality of the Company Products or (iii) gain, enable or assist any Person to gain, unauthorized acquisition of or access to Personal Information created, received, maintained or transmitted through any such Company Products, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(j) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and the Company Subsidiaries (i) have used (A) all AI Technologies and (B) all data used by or on behalf of the Company and the Company Subsidiaries to train, fine-tune or otherwise improve any AI Technologies, in each case, in compliance with all applicable consents, Contracts and applicable Law and (ii) to the knowledge of the Company, have not included any trade secrets or confidential or proprietary information in any prompts or inputs into any AI Technologies, except in cases where such AI Technologies are not permitted to use such information to train the machine learning technologies or algorithms of such AI Technologies or to improve the services related to such AI Technologies.

SECTION 2.19. Data Privacy; Information Security; Cybersecurity.

(a) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries own, lease, license or otherwise have the legal right to use all of the IT Assets used by or on behalf of the Company or the Company Subsidiaries in the conduct of their respective businesses (the “Company IT Assets”), and such Company IT Assets are sufficient for the conduct of the respective businesses of the Company and the Company Subsidiaries as currently conducted and (ii) since January 1, 2024, there have not been any failures, breakdowns or continued substandard performance with respect to any of the Company IT Assets that have disrupted the businesses of the Company and the Company Subsidiaries and have not been remedied or replaced.

(b) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company, the Company Subsidiaries and, to the knowledge of the Company, all third parties processing Personal Information on behalf of the Company and each Company Subsidiary (“Data Processors”) are and have at all times been in compliance with applicable Privacy Requirements. The execution, delivery, and performance of this Agreement and the Transactions by the Company and the Company Subsidiaries do not and will not conflict with or result in a material breach of any Privacy Requirements or otherwise prohibit the transfer of Personal Information to or Processing of Personal Information in substantially the same manner as such Personal Information was Processed by the Company and the Company Subsidiaries prior to the Closing. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, the Company and each Company Subsidiary have at all times had contracts in place with all Data Processors and other third parties sharing Personal Information with the Company or any Company Subsidiary (collectively, “Data Partners”) which impose on such Data Partners obligations related to privacy, security, and the Processing of Personal Information that, at a minimum, comply with Privacy Requirements.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries have (i) developed, used and deployed all proprietary AI Technologies in compliance with all Privacy Requirements, (ii) obtained all consents, provided all notices, and taken all other steps required by the Privacy Requirements to collect, use, or otherwise Process any Personal Information in any prompts or inputs into any AI Technologies, including to train, validate, test, or improve such AI Technologies and (iii) not included any sensitive Personal Information in any prompts or inputs into any third-party AI Technologies, except as permitted under applicable Privacy Requirements.

(d) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, since January 1, 2024, neither the Company nor any Company Subsidiary has experienced any data security breach that resulted in the unauthorized access, disclosure or exfiltration of Personal Information of consumers and required notice to affected consumers or any Governmental Entity under applicable Laws.

(e) Since January 1, 2024, the Company and the Company Subsidiaries have, in all material respects, implemented, maintained and complied with, and required all Data Partners to at all times implement, maintain and comply with commercially reasonable technical, physical, and organizational procedures and safeguards in place designed to (i) protect Personal Information and the Company IT Assets against Security Incidents and (ii) maintain compliance in all material respects with applicable Privacy Requirements.

(f) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, since January 1, 2024, the Company, the Company Subsidiaries and, to the knowledge of the Company, Data Partners, have not received any written notice, complaint, inquiry, request for information or other communication from any Governmental Entity or other Person, and no Proceeding, audit or investigation (formal or informal) has been initiated or is pending or, to the knowledge of the Company, threatened against the Company or a Company Subsidiary, in each case, relating to or alleging a violation of any applicable Privacy Requirements.

(g) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has used any Open Source Software in a manner that requires, as a condition of modification, licensing, conveyance or distribution of the applicable Open Source Software, that any Company Software, the confidential and proprietary nature of the Source Code to which is material to the Company, combined, linked or distributed with or derived from such Open Source Software (or any modifications or derivative works thereof), be disclosed, licensed, conveyed, distributed or made available in source code form or other form on a royalty-free basis or in a manner that allows such Company Software to be reverse-engineered. The Company and the Company Subsidiaries are in compliance in all material respects with all licenses for Open Source Software to which they are subject.

SECTION 2.20. Insurance. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries have all policies of insurance covering the Company and the Company Subsidiaries and any of their respective employees, properties or assets that are customarily carried by Persons of similar size and conducting business similar to that of the Company and the Company Subsidiaries, (ii) all insurance policies of the Company and the Company Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, (iii) neither the Company nor any of the Company Subsidiaries is in default under any such insurance policy and all premiums due thereunder have been paid and (iv) no written notice of cancelation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals. There is no claim by the Company or any Company Subsidiary pending under any such policies that (A) to the knowledge of the Company, has been denied or disputed by the insurer other than denials and disputes that would not, individually or in the aggregate, have a Company Material Adverse Effect or (B) if not paid would have, individually or in the aggregate, a Company Material Adverse Effect.SECTION 2.21. Finders or Brokers. No broker, investment banker, financial advisor, or finder, other than Goldman Sachs & Co. LLC (“Goldman Sachs”), the fees and expenses of which will be paid by the Company, is entitled to any fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its affiliates. A true and complete copy of the engagement letter with Goldman Sachs has been made available to Parent prior to the date hereof.

SECTION 2.22. Opinion of Financial Advisor. The Company has received an opinion of Goldman Sachs dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Aggregate Consideration (to be defined in such opinion) to be paid to the holders (other than Parent and its affiliates) of Company Common Stock pursuant to this Agreement is fair to such holders from a financial point of view. A signed copy of such opinion will be made available to Parent for informational purposes only promptly following the date of this Agreement.

SECTION 2.23. Related Party Transactions. Except as set forth in the Company SEC Documents, there are no transactions, agreements, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and any affiliate (including any officer or director) thereof, but not including any wholly owned subsidiary of the Company, on the other hand, that are required to be disclosed under Item 404 of Regulation S-K of the SEC that are not so disclosed.

SECTION 2.24. No Other Representations. Except for the representations and warranties contained in Article III and the certificate delivered pursuant to Section 6.03(d), the Company acknowledges that none of Parent, Merger Sub or any of their respective Representatives makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective subsidiaries or with respect to any other information provided or made available to the Company or its Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions or the accuracy or completeness of any of the foregoing. Without limiting the generality of the foregoing, the Company acknowledges that, except as may be expressly provided in Article III and the certificate delivered pursuant to Section 6.03(d), no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available, directly or indirectly, to the Company, any of its Representatives or any other Person. None of Parent, Merger Sub or any other Person will have or be subject to any liability or indemnification obligation to the Company or any other Person resulting from the distribution to the Company, or the Company’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in any “data room” or management presentations in connection with the Transactions, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Article III or in the certificate delivered pursuant to Section 6.03(d).

ARTICLE III

Representations and Warranties of Parent and Merger Sub

Except (a) as disclosed in the reports, schedules, forms, statements and other documents filed by Parent with, or furnished by Parent to, the SEC and publicly available prior to the date of this Agreement (the “Filed Parent SEC Documents”) (excluding any disclosures contained in any part of any Filed Parent SEC Document titled “Risk Factors” or disclosures of risks set forth in any “Forward-Looking Statements” disclaimer, in each case that are cautionary, non-specific or predictive in nature (but including any historical factual information contained within such disclosures)) and only to the extent it is reasonably apparent on its face that such disclosure is relevant to any section or subsection of this Article III (it being understood that nothing set forth or disclosed in any such Filed Parent SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 3.03 and Section 3.04); or (b) as set forth in the applicable section of the disclosure letter delivered by Parent to the Company at the time of entering into this Agreement (the “Parent Disclosure Letter”) (it being understood that any disclosure set forth in one section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, (i) the section or subsection of this Agreement to which it corresponds in number and (ii) each other section or subsection of this Agreement to the extent the relevance of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure), Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

SECTION 3.01. Organization, Standing and Power. Each of Parent and each of its subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such concept is recognized by such jurisdiction), except, in the case of the subsidiaries of Parent (other than Merger Sub), where any such failure would not, individually or in the aggregate, have a Parent Material Adverse Effect or reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions. Each of Parent and its subsidiaries (a) has requisite corporate or other similar power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted and (b) is duly qualified or licensed to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties makes such qualification or licensing necessary, other than where the failure to have such power and authority or to be so qualified or licensed would not, individually or in the aggregate, have a Parent Material Adverse Effect or reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions. True and complete copies of the articles of incorporation of Parent, as amended to the date of this Agreement, and the bylaws of Parent, as amended to the date of this Agreement, are included in the Filed Parent SEC Documents. Neither Parent nor Merger Sub is in violation of any provision of its articles of incorporation, certificate of incorporation or bylaws, as applicable, except for violations that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 3.02. Merger Sub.

(a) Merger Sub was formed solely for the purpose of entering into the Transactions, and since the date of its incorporation, Merger Sub has not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b) The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.0001 per share, all of which have been validly issued, are fully paid and nonassessable and are owned by Parent free and clear of any Lien, other than Permitted Liens.

SECTION 3.03. Capital Structure. The authorized capital stock of Parent consists of (i) 6,000,000,000 shares of Parent Class A Common Stock, (ii) 200,000,000 shares of Parent Class B Common Stock, (iii) 2,000,000,000 shares of Parent Class C Common Stock and (iv) 600,000,000 shares of preferred stock, par value $0.00001 per share, of Parent. The shares of Parent Class A Common Stock (or Parent Class C Common Stock, if Parent elects to issue the Alternative Stock Consideration pursuant to Section 1.07(d)) comprising the Stock Consideration and the stock portion of the Mixed Consideration have been duly authorized and, when issued pursuant to this Agreement, will be validly issued, fully paid, nonassessable and not subject to preemptive rights.

SECTION 3.04. Authority; Execution and Delivery; Enforceability.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, subject only to adoption of this Agreement by Parent, as the sole stockholder of Merger Sub (which shall occur immediately following the execution of this Agreement). The execution and delivery by each of Parent and Merger Sub of this Agreement and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject only to the adoption of this Agreement by Parent, as the sole stockholder of Merger Sub (which shall occur immediately following the execution of this Agreement). Neither the adoption of this Agreement nor the approval of the Transactions requires any approval of the stockholders of Parent. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by the Bankruptcy and Equity Exception).

(b) The Parent Board, at a meeting duly called and held, duly adopted resolutions (i) determining that it is in the best interests of Parent and the stockholders of Parent, and declaring it advisable, that Parent enter into this Agreement and the Voting Agreements and consummate the Transactions, including the Merger and the Stock Issuance, and the transactions contemplated by the Voting Agreements, and (ii) approving this Agreement, the Voting Agreements, the Transactions, including the Merger and the Stock Issuance, the transactions contemplated by the Voting Agreements and the performance by Parent of its covenants and agreements contained herein or therein upon the terms and conditions contained herein or therein, which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

(c) The Board of Directors of Merger Sub has duly and unanimously adopted resolutions (i) determining that the terms of this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub, (ii) determining that it is in the best interests of Merger Sub and the sole stockholder of Merger Sub, and declaring it advisable, for Merger Sub to enter into this Agreement and consummate the Transactions, including the Merger, and (iii) approving the execution and delivery by Merger Sub of this Agreement, the Transactions, including the Merger, and the performance by Merger Sub of its covenants and agreements contained herein upon the terms and conditions contained herein, which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

SECTION 3.05. No Conflicts; Consents.

(a) The execution and delivery by each of Parent and Merger Sub of this Agreement do not, and the consummation of the Transactions and the transactions contemplated by the Voting Agreements and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any right or obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its subsidiaries under, any provision of (i) the organizational documents of (A) Parent or Merger Sub or (B) any of Parent’s other subsidiaries, (ii) any Contract to which Parent or any of its subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.05(b), any Law applicable to Parent or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (i)(B), (ii) and (iii) above, any such items that would not, individually or in the aggregate, have a Parent Material Adverse Effect or reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.

(b) No Consent of, or registration, declaration or filing with, or notice to, or permit from, any Governmental Entity is required to be obtained or made by or with respect to Parent or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) as may be required under the HSR Act and any other Antitrust Law, (ii) as may be required in connection with this Agreement and the Transactions under the Exchange Act and the Securities Act, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent is qualified to do business, (iv) as may be required under the rules and regulations of Nasdaq, (v) such filings as may be required in connection with Taxes described in Section 5.09, (vi) as may be required solely by reason of the participation of the Company (as opposed to any third Person) in the Transactions and (vii) any Consent, registration, declaration, filing, notice or permit that the failure of which to obtain or make would not, individually or in the aggregate, have a Parent Material Adverse Effect or reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.

SECTION 3.06. Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Registration Statement, in which the Proxy Statement will be included, will, on the date the Registration Statement (or any amendment or supplement thereto) is filed with the SEC or declared effective by the SEC or on the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company or at the time of the Company Stockholders Meeting (as it may be adjourned or postponed in accordance with the terms hereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will, on the date it is declared effective by the SEC, comply as to form in all material respects with the requirements of the Securities Act. Notwithstanding the foregoing provision of this Section 3.06, no representation or warranty is made by Parent or Merger Sub with respect to information or statements included or incorporated by reference in the Registration Statement or Proxy Statement based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein.

SECTION 3.07. SEC Documents.

(a) Parent has timely filed all reports, schedules, forms, statements and other documents (including exhibits thereto and information incorporated therein) required to be filed pursuant to the Exchange Act or Securities Act by Parent with the SEC since January 1, 2026 (the “Parent SEC Documents”).

(b) As of their respective effective dates (in the case of Parent SEC Documents that are registration statements filed pursuant to the Securities Act) and as of their respective SEC filing dates (in the case of all other Parent SEC Documents), each Parent SEC Document complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document, and, except to the extent amended or superseded by a subsequent filing with the SEC prior to the date hereof, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The audited annual consolidated financial statements and the unaudited quarterly consolidated financial statements (including, in each case, the notes thereto) of Parent included in the Parent SEC Documents when filed, or as amended, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) were prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) fairly presented in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows and changes in stockholders’ equity for the periods covered thereby (subject, in the case of unaudited quarterly statements, to normal year-end adjustments).

SECTION 3.08. Absence of Certain Changes or Events. Since June 30, 2026 to the date of this Agreement, there has not been any Parent Material Adverse Effect.

SECTION 3.09. Finders or Brokers. No broker, investment banker, financial advisor, or finder, other than Centerview Partners LLC, the fees and expenses of which will be paid by Parent, is entitled to any fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its affiliates.

SECTION 3.10. Litigation. There is no Proceeding pending or, to the knowledge of Parent, threatened against Parent or any subsidiary of Parent or affecting any of their respective properties, rights or assets that would, individually or in the aggregate, have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions by the Outside Date, nor is there any Judgment outstanding against Parent or any subsidiary of Parent that would, individually or in the aggregate, have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions by the Outside Date.

SECTION 3.11. Compliance with Laws; Authorizations. Each of Parent and its subsidiaries is, and has been since January 1, 2024, in compliance with all applicable Laws, and there is no, and since January 1, 2024 there has been no, Proceeding pending or, to the knowledge of Parent, threatened alleging that Parent or any of its subsidiaries is not in compliance with any applicable Law, except for instances of noncompliance that would not, individually or in the aggregate, have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions by the Outside Date. Each of Parent and its subsidiaries has in effect all Authorizations necessary for it to conduct its business as presently conducted, and all such Authorizations are in full force and effect, except for such Authorizations the absence of which, or the failure of which to be in full force and effect, would not, individually or in the aggregate, have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions by the Outside Date.

SECTION 3.12. Ownership of Company Common Stock. Since January 1, 2024 to the date of this Agreement, neither Parent nor Merger Sub has been an “interested stockholder” within the meaning of Section 203 of the DGCL. Neither Parent nor Merger Sub nor any of their respective affiliates or associates (as defined in Section 203 of the DGCL) owns (within the meaning of Section 203 of the DGCL) any Company Common Stock or holds any rights to acquire any Company Common Stock except pursuant to this Agreement.

SECTION 3.13. Certain Business Relationships. As of the date of this Agreement, other than this Agreement and the Voting Agreements, neither Parent nor any of its affiliates is a party to any Contract with any director, officer or employee of the Company or any Company Subsidiary, in each case, relating to this Agreement or the Transactions.

SECTION 3.14. Financing.

(a) Parent has delivered to the Company a true, complete and correct copy of the Debt Commitment Letter, dated as of the date hereof, from the Debt Financing Sources party thereto, pursuant to which such Debt Financing Sources have committed, subject to the terms and conditions set forth therein, to provide the Debt Financing in the aggregate amounts set forth therein for the purposes of funding a portion of the Financing Uses.

(b) Parent has also delivered to the Company true, complete and correct copies of each fee letter related to the Debt Commitment Letter, subject, in the case of each such fee letter, to redaction solely of fee amounts, pricing caps, the rates and amounts included in any “market flex” provisions and other economic provisions that are customarily redacted for transactions of this type (or as otherwise satisfactory to the arranger, agent, lender and/or other entity in a similar capacity party thereto), none of which redactions covers terms that would (i) reduce the amount of the Debt Financing below the amount required to satisfy the Financing Uses (after taking into consideration available cash of Parent, the Company and their respective subsidiaries), (ii) impose any new condition or contingency or otherwise adversely amend, modify or expand any conditions precedent to the Debt Financing or (iii) adversely affect the enforceability, availability or termination of the Debt Financing.

(c) As of the date of this Agreement, (i) the Debt Commitment Letter in the form delivered to the Company has not been amended, supplemented or modified, (ii) no such amendment, supplement or modification is contemplated (other than any customary amendment, supplement or modification solely to add lenders, lead arrangers, bookrunners, syndication agents, co-agents, co-arrangers, managers, co-managers or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement or to implement or exercise any “market flex” provisions contained in any fee letter referred to in clause (b) above, in each case as permitted by Section 5.14(f)) and (iii) the obligations and commitments contained in the Debt Commitment Letter have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission is contemplated. Except for the fee letters referred to in clause (b) above and customary engagement letters and fee credit letters with respect to the Debt Financing (none of which (x) reduces the amount of the Debt Financing below the amount required to satisfy the Financing Uses (after taking into consideration the available cash of Parent, the Company and their respective subsidiaries), (y) imposes any new condition or contingency, or otherwise adversely amends, modifies or expands, any conditions precedent to funding of the Debt Financing or (z) adversely affects the enforceability, availability or termination of the Debt Financing), there are no side letters, Contracts or other arrangements or understandings to which Parent, Merger Sub or any of their affiliates is a party related to the funding of the Debt Financing or the transactions contemplated hereby other than as expressly set forth in the Debt Commitment Letter delivered to the Company on or prior to the date hereof.

(d) As of the date of this Agreement, Parent has fully paid or will fully pay any and all commitment fees or other fees and expenses in connection with the Debt Commitment Letter that are payable on or prior to the date hereof pursuant to the terms of the Debt Commitment Letter, and Parent will, directly or indirectly, continue to pay in full any such amounts required to be paid pursuant to the terms relating to the Debt Financing as and when they become due and payable prior to the Closing Date.

(e) The Debt Commitment Letter is in full force and effect and is a legal, valid, binding and enforceable obligation of Parent and, to the knowledge of Parent, each of the other parties thereto, except, in each case, as such enforceability may be limited by the Bankruptcy and Equity Exception. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing (including pursuant to any “market flex” provisions in any fee letters), other than as expressly set forth in the Debt Commitment Letter delivered to the Company on or prior to the date hereof. As of the date of this Agreement, assuming satisfaction (or waiver in accordance with Section 8.02) of the conditions set forth in Section 6.01 and Section 6.02, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute a default or breach on the part of Parent or, to the knowledge of Parent, any other party thereto under the Debt Commitment Letter, (ii) constitute a failure to satisfy a condition precedent related to the funding of the Debt Financing on the part of Parent or, to the knowledge of Parent, any other party thereto under the Debt Commitment Letter or (iii) result in any portion of the amounts to be funded in accordance with the Debt Commitment Letter being unavailable on the Closing Date, as applicable.

(f) As of the date of this Agreement, assuming satisfaction (or waiver in accordance with Section 8.02) of the conditions set forth in Section 6.01 and Section 6.02, Parent has no reason to believe that it or, to the knowledge of Parent, any of the other parties to the Debt Commitment Letter will be unable to satisfy on a timely basis any term or condition of the Debt Commitment Letter required to be satisfied by it or any such other party, as applicable, that the conditions precedent related to funding the Debt Financing thereunder will not otherwise be satisfied or that the full amount of the Debt Financing will not be made available to Parent in full on the Closing Date. Assuming the Debt Financing is funded in accordance with the Debt Commitment Letter, Parent and Merger Sub will have on the Closing Date funds sufficient to (i) pay the aggregate Cash Consideration, the aggregate cash portion of the Mixed Consideration and the other payments under Article I and Article V, (ii) pay any and all fees and expenses required to be paid by Parent and Merger Sub in connection with the Merger and the Debt Financing and (iii) satisfy all of the other payment obligations of Parent and Merger Sub contemplated hereunder (clauses (i) through (iii), the “Financing Uses”).

(g) In no event shall the receipt or availability of any funds or financing by or to Parent or any of its affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.

SECTION 3.15. No Other Representations. Except for the representations and warranties contained in Article II and the certificate delivered pursuant to Section 6.02(d), each of Parent and Merger Sub acknowledges that none of the Company, any of its Representatives or any other Person makes, and each of Parent and Merger Sub acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty with respect to the Company or any Company Subsidiary or with respect to any other information provided or made available to Parent, Merger Sub or their respective Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their respective Representatives in certain “data rooms” or management presentations in expectation of the Transactions or the accuracy or completeness of any of the foregoing. Without limiting the generality of the foregoing, each of Parent and Merger Sub acknowledges that, except as may be expressly provided in Article II and the certificate delivered pursuant to Section 6.02(d), no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available, directly or indirectly, to Parent, Merger Sub, any of their respective Representatives or any other Person. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in any “data room” or management presentations in connection with the Transactions, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Article II or in the certificate delivered pursuant to Section 6.02(d).

ARTICLE IV

Covenants Relating to Conduct of Business

SECTION 4.01. Conduct of Business.

(a) Except for matters set forth in Section 4.01(a) of the Company Disclosure Letter or otherwise expressly permitted or required by this Agreement or required by applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), from the date of this Agreement to the Effective Time (or such other date on which this Agreement is terminated in accordance with Article VII), the Company shall, and shall cause each Company Subsidiary to use reasonable best efforts to: (1) conduct its business in the ordinary course of business consistent with past practice in all material respects and, to the extent consistent therewith, (2) preserve substantially intact its present business organization and material assets and (3) preserve in all material respects its present beneficial relationships with merchants, Grocers, customers, suppliers, vendors, resellers, advertisers, licensors, licensees, Governmental Entities, employees, service providers, shoppers and others having material business dealings with it; provided, that no action by the Company or any of the Company Subsidiaries with respect to matters specifically addressed by Section 4.01(a)(i) through (xx) shall be deemed to be a breach of this sentence unless such action would constitute a breach of Section 4.01(a)(i) through (xx) (it being understood that this proviso applies only to such action and not to any subsequent or resulting action, unless such subsequent or resulting action is itself specifically addressed by Section 4.01(a)(i) through (xx) and undertaken in compliance with such specific provision). In addition, except for matters set forth in Section 4.01(a) of the Company Disclosure Letter or otherwise expressly permitted or required by this Agreement or required by applicable Law, from the date of this Agreement to the Effective Time (or such other date on which this Agreement is terminated in accordance with Article VII), the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(i) (A) authorize, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends and distributions between or among the Company and any wholly owned Company Subsidiaries, (B) split, combine, reclassify, redeem, repurchase or otherwise acquire or amend the terms of any capital stock or other equity interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (C) enter into any agreement, understanding or arrangement with respect to the voting of its capital stock or other equity interests or (D) repurchase, redeem or otherwise acquire any shares of capital stock of the Company or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire any such shares of capital stock, except for (1) acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of Company Stock Options, (2) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to Company Stock Options, Company Restricted Stock Units and Company Performance Stock Units and (3) the acquisition by the Company of Company Stock Options, Company Restricted Stock Units, Company Performance Stock Units or other awards granted pursuant to the Company Stock Plans in connection with the forfeiture of such awards;

(ii) issue, deliver, sell, grant, pledge or encumber, or authorize the issuance, delivery, grant or sale of, any shares of its capital stock or options, warrants, convertible or exchangeable securities, stock-based performance units, “phantom” stock, “phantom” stock rights, stock appreciation rights or other rights to acquire such shares or any other rights that give any Person the right to receive any economic interest of a nature accruing to the holders of Company Common Stock, other than (A) the issuance of Company Common Stock upon the exercise of Company Stock Options outstanding on the date of this Agreement or granted following the date of this Agreement as permitted under the terms of this Agreement, (B) the issuance of Company Restricted Stock Units permitted under the terms of this Agreement, (C) the settlement of Company Restricted Stock Units or Company Performance Stock Units, in each case outstanding on the date of this Agreement or granted following the date of this Agreement as permitted under the terms of this Agreement and in accordance with their terms, (D) sales of shares of Company Common Stock pursuant to the exercise of Company Stock Options if necessary to effectuate an optionee direction upon exercise or pursuant to the settlement of Company Restricted Stock Units or Company Performance Stock Units in order to satisfy Tax withholding obligations or (E) transactions solely between the Company and a wholly owned Company Subsidiary or solely between wholly owned Company Subsidiaries;

(iii) amend, modify, waive, rescind or otherwise change its certificate of incorporation, by-laws or other comparable organizational documents, except in the case of the Company Subsidiaries, for amendments that would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, or materially impede or delay the consummation of the Transactions;

(iv) acquire or agree to acquire, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a majority equity interest in or a majority portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person (other than the Company or any wholly owned Company Subsidiary), if the aggregate amount of consideration paid or transferred by the Company and the Company Subsidiaries in connection with such acquisition would exceed $100,000,000 or would reasonably be expected to materially impede or materially delay the consummation of the Transactions;

(v) except as required pursuant to the terms of any Company Benefit Plan or Collective Bargaining Agreement in effect on the date of this Agreement or established, adopted or amended following the date of this Agreement as permitted under the terms of this Agreement, (A) increase the compensation or benefits payable or to become payable to (1) any Senior Service Provider or (2) any other employee or individual service provider of the Company or the Company Subsidiaries who is not a Senior Service Provider, other than increases made in the ordinary course of business, consistent with past practice (except equity compensation), provided, that merit- or market-based increases in the annual base salary or wage rate of all employees and individual service providers of the Company who are not Senior Service Providers shall not exceed 4.5% of the aggregate annual base salary and annualized wages of all such employees and individual service providers who are not Senior Service providers immediately prior to such annual increase, (B) grant to (1) any current or former Senior Service Provider or (2) any current or former employee of the Company or the Company Subsidiaries any increase in severance or termination pay, (C) commit to pay or award, any bonuses, retention or incentive compensation to employees of the Company or the Company Subsidiaries, other than commissions and sales incentive compensation paid to employees who are in a sales role and are not Senior Service Providers, in the ordinary course of business consistent with past practice, (D) enter into any employment agreement or offer letter (excluding any employment agreement or offer letter that (x) does not provide for severance, retention or change in control benefits or (y) is based on the Company’s standard form of offer letter or employment agreement entered into in the ordinary course of business, consistent with past practice with employees who are not Senior Service Providers), (E) establish, adopt, enter into, materially amend or terminate any Company Benefit Plan, except for changes to health, welfare and fringe benefits plans in the ordinary course of business consistent with past practice that do not contravene the other covenants set forth in this Section 4.01(a)(v) or materially increase the cost to the Company of providing such benefits, (F) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan or (G) provide any funding for any rabbi trust or similar arrangement;

(vi) (A) terminate the employment of any Senior Service Provider, other than for cause (as determined by the Company in its reasonable discretion), (B) hire any Senior Service Provider, except to replace a Senior Service Provider whose employment terminates after the date of this Agreement, (C) enter into a Contract or relationship with a professional employer organization, other than renewals in the ordinary course of business, or (D) form or otherwise establish any employing entity in any country that does not currently have an employing entity;

(vii) (A) reclassify any independent contractor or shopper as an employee (or any employee as an independent contractor), or otherwise change the policies, practices or positions of the Company or any Company Subsidiary with respect to the classification of any individual service provider as an independent contractor or employee, in each case, where such reclassification or change would be expected to have a material impact on the operation of the business of the Company and the Company Subsidiaries, or (B) change the manner in which the Company or any Company Subsidiary contracts with independent contractors or shoppers, other than changes in the ordinary course of business consistent with past practice or that do not materially increase costs to the Company, other than, in the case of clauses (A) and (B), as required by applicable Law;

(viii) except as required by applicable Law or consistent with local practice in any jurisdiction other than the United States or Canada, negotiate, modify, amend, extend, terminate or enter into any Collective Bargaining Agreement, or recognize or certify any Union as the representative of any employees of the Company or any Company Subsidiary;

(ix) implement or announce (A) any mass layoffs, plant closings, or other actions that trigger notice requirements under an applicable WARN Act, (B) any other material reduction in force, or (C) any voluntary severance plan or voluntary separation program;

(x) waive any non-compete, non-solicit, non-disclosure or other restrictive covenant obligation entered into by any Senior Service Provider;

(xi) make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except (A) as may be required by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, (B) as may be required by Law, including Regulation S-X under the Securities Act, (C) as required by the Company’s independent auditors in accordance with GAAP, or (D) conforming the accounting methods, principles or practices of prior acquisitions to those of the Company in connection with their integration, in each case in accordance with GAAP; provided that, for the avoidance of doubt, any change in estimates, judgments, assumptions, reserves, accruals, allowances or valuations (including the allocation of purchase price) in the ordinary course of business and as reasonably necessary in connection with changes or developments after the date of this Agreement will not constitute a change in financial accounting methods, principles or practices for purposes of this clause;

(xii) (1) sell, lease (as lessor), license (as licensor) or otherwise dispose of (including through any “spin-off”), or pledge, encumber or otherwise subject to any Lien (other than a Permitted Lien or Lien securing Indebtedness permitted under clause (xiii) below), (x) any properties or assets (excluding Intellectual Property) that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, or (y) any material Company Owned Intellectual Property or (2) grant or permit to exist any Lien on the equity interests of any Company Subsidiary (other than a Permitted Lien), except, in each case, (A) sales, leases, licenses or other dispositions (1) of inventory, (2) of excess, obsolete, worn out, surplus or no longer used or useful properties or assets, (3) in the ordinary course of business consistent with past practice (excluding Intellectual Property), (4) between and among the Company and wholly owned Company Subsidiaries or (5) in an amount not to exceed $30,000,000 individually and $50,000,000 in the aggregate (excluding Intellectual Property), or (B) lapses and expirations of Intellectual Property at the end of their respective statutory terms or non-exclusive licenses to Intellectual Property granted in the ordinary course of business consistent with past practice to vendors and commercial partners of the Company or any of the Company Subsidiaries;

(xiii) incur or assume any Indebtedness or guarantee any Indebtedness, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, except for (A) short-term borrowings (less than one (1) year) incurred in the ordinary course of business, (B) intercompany Indebtedness solely among the Company and the Company Subsidiaries, (C) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made, entered into or drawn in the ordinary course of business, (D) Indebtedness incurred pursuant to the Company Credit Agreement or other existing arrangements (including in respect of letters of credit), (E) Indebtedness incurred in connection with the renewal, extension or refinancing of any Indebtedness or revolving facility or line of credit existing on the date of this Agreement or permitted to be incurred, assumed or otherwise entered into hereunder and (F) additional Indebtedness incurred or guaranteed after the date of this Agreement not otherwise permitted pursuant to this clause (xiii) in an aggregate principal amount not to exceed $100,000,000;

(xiv) make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) to or in the Company or any Company Subsidiary, (B) to or in any transaction not in violation of clause (iv) above, (C) extensions of trade credit and advances of expenses to employees and consultants, in each case in the ordinary course of business, (D) pursuant to Contracts in effect as of the date of this Agreement and made available to Parent and (E) other investments in a single transaction or a series of related transactions not to exceed $10,000,000;

(xv) (A) terminate a Specified Contract, except in the ordinary course of business consistent with past practice, (B) modify or amend in any material respect a Specified Contract, except in the ordinary course of business consistent with past practice (unless such Contract, as modified or amended, would have been required to be disclosed in Section 2.13(a)(ii), Section 2.13(a)(iii) (with respect to outbound licenses), Section 2.13(a)(ix), or Section 2.13(a)(x)), or (C) enter into any Contract that, if existing on the date hereof, would have been a Specified Contract, except in the ordinary course of business consistent with past practice (unless such Contract would have been required to be disclosed in Section 2.13(a)(ii), Section 2.13(a)(iii) (with respect to outbound licenses), Section 2.13(a)(ix), or Section 2.13(a)(x));

(xvi) waive, release, assign, compromise, settle, or offer or propose to settle, any Proceeding against the Company or any of the Company Subsidiaries (for the avoidance of doubt, including matters in which any of their officers or directors in their capacities as such are parties);

(xvii) (A) make, change or revoke any material Tax election, (B) adopt or change any Tax accounting period or material method of Tax accounting, (C) amend any Tax Return, which amendment relates to a material amount of Taxes, (D) settle any Tax claim or assessment relating to a material amount of Taxes, (E) initiate any voluntary disclosure program in respect of a material amount of non-income Taxes, (F) surrender any right to claim a material refund of Taxes or (G) obtain or request any material ruling relating to Taxes;

(xviii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary, other than transactions solely among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries;

(xix) make or commit to make any capital expenditures, other than capital expenditures (A) contemplated by the long-range plan of the Company made available to Parent prior to the date of this Agreement or (B) not otherwise permitted by clause (A) in an aggregate amount not to exceed 10% of the capital expenditures contemplated by such long-range plan for the applicable fiscal year; or

(xx) authorize, commit or agree to take any of the foregoing actions.

(b) Except for matters set forth in Section 4.01(b) of the Parent Disclosure Letter or otherwise expressly permitted or required by this Agreement or required by applicable Law or any Governmental Entity, from the date of this Agreement to the Effective Time (or such other date on which this Agreement is terminated in accordance with Article VII), Parent shall not do any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned):

(i) amend, modify, waive, rescind or otherwise change its articles of incorporation or bylaws, except for amendments that would not reasonably be expected to, individually or in the aggregate, (A) materially impair or delay the ability of Parent to consummate the Transactions by the Outside Date or (B) disproportionately and adversely affect the powers, preferences or rights of the Parent Class A Common Stock or Parent Class C Common Stock relative to any other class of Parent Common Stock; or

(ii) authorize, commit or agree to take any of the foregoing actions.

(c) Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company, Parent and Merger Sub shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

SECTION 4.02. No Solicitation.

(a) From and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company, the Company Subsidiaries and its and their respective Representatives acting on its or their behalf shall not, directly or indirectly: (A) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer which constitutes or would reasonably be expected to lead to any Takeover Proposal or (B) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action intended to facilitate the making of any proposal that constitutes, or would reasonably be expected to lead to, any Takeover Proposal (except to notify such Person of the existence of the provisions of this Section 4.02). For the avoidance of doubt, any violation of the restrictions set forth in this Section 4.02 by any Company Subsidiary or any of the Company’s or the Company Subsidiaries’ Representatives acting on its or their behalf shall be deemed a breach of this Section 4.02 by the Company.

(b) The Company, the Company Subsidiaries and its and their respective Representatives acting on its or their behalf shall immediately cease any and all solicitation, knowing encouragement, discussions or negotiations with any Person (or provision of any information to any Person) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal. Promptly after the date of this Agreement (and in any event within forty-eight (48) hours following the date of this Agreement), the Company shall (i) request in writing that each Person that has heretofore executed a confidentiality agreement within the last twenty-four (24) months in connection with its consideration of a Takeover Proposal promptly destroy or return to the Company all non-public information heretofore furnished by the Company or any of its Representatives to such Person or any of such Person’s Representatives in accordance with the terms of such confidentiality agreement and (ii) terminate access to any physical or electronic data rooms relating to a possible Takeover Proposal by such Person and its Representatives.

(c) Notwithstanding anything to the contrary contained in Section 4.02(a) or 4.02(b), at any time prior to obtaining the Company Stockholder Approval, in response to a bona fide written Takeover Proposal that did not result from a material breach of Section 4.02(a) (x) the Company may respond to the Person making any Takeover Proposal solely to clarify the terms and conditions thereof and (y) if the Company Board determines, in good faith, after consultation with outside legal counsel and a financial advisor, that (I) such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (II) that the failure to take the following actions would be inconsistent with the directors’ fiduciary duties under applicable Law (a “Qualifying Takeover Proposal”), the Company may (A) furnish information with respect to the Company to the Person making such Qualifying Takeover Proposal and its Representatives if, and only if, prior to so furnishing such information, the Company receives from such Person an executed Acceptable Confidentiality Agreement and the Company also provides Parent, prior to or substantially concurrently with the time such information is provided or made available to such Person, any non-public information with respect to the Company furnished to such other Person which was not previously furnished to Parent, except to the extent providing Parent with such information would violate applicable Law, and (B) participate in discussions or negotiations with such Person and its Representatives regarding such Qualifying Takeover Proposal.

(d) The Company shall, as promptly as reasonably practicable (and in any event within twenty-four (24) hours) following receipt by the Company of a Takeover Proposal or any proposal or inquiry that would reasonably be expected to lead to a Takeover Proposal, advise Parent thereof. Such notice shall indicate the identity of the Person making such Takeover Proposal, inquiry or request and the material terms and conditions of any such proposal or offer, including copies of any written proposals or offers, including proposed agreements, received by the Company. The Company shall keep Parent reasonably informed on a timely basis of the status and material terms (including any material amendments) of any such Takeover Proposal or inquiry and shall promptly (and in any event within twenty-four (24) hours) provide to Parent copies of all written proposals and offers received with respect thereto (or, if not in writing, a reasonably detailed written description of the material terms of such proposal or offer). The Company shall not, directly or indirectly, enter into any agreement with any Person which prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 4.02.

(e) Neither the Company Board nor any committee thereof shall (i) (A) withdraw, change, amend, modify or qualify in a manner adverse to Parent or Merger Sub, or propose publicly to withdraw, change, amend, modify or qualify in a manner adverse to Parent or Merger Sub, the Company Recommendation, (B) adopt, approve, endorse or recommend, or propose publicly to adopt, approve, endorse or recommend, any Takeover Proposal, (C) if a tender offer or an exchange offer that constitutes a Takeover Proposal has been publicly commenced, fail to publicly recommend against such Takeover Proposal and reaffirm the Company Recommendation within ten (10) business days after such public disclosure, (D) if a Takeover Proposal has been publicly disclosed, fail to publicly recommend against such Takeover Proposal and reaffirm the Company Recommendation within ten (10) business days of a request by Parent to do so made in writing, (E) fail to include the Company Recommendation in the Proxy Statement or (F) resolve or agree to take any such action (any action described in this clause (i) being referred to herein as an “Adverse Recommendation Change”) or (ii)(A) approve, recommend or authorize or permit the Company or any Company Subsidiary to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option agreement, merger agreement, joint venture agreement, partnership agreement or other agreement, whether binding or non-binding, relating to any Takeover Proposal, other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 4.02 (each, an “Alternative Acquisition Agreement”), or (B) resolve, agree or publicly propose to take any such action. Notwithstanding anything to the contrary in the foregoing or any other provision of this Agreement, at any time prior to obtaining the Company Stockholder Approval, (A) the Company Board may make an Adverse Recommendation Change in response to an Intervening Event if the Company Board determines, in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law and (B) in response to a bona fide, written Takeover Proposal received after the date of this Agreement that did not result from a material breach of this Section 4.02 that the Company Board determines, in good faith, after consultation with its outside legal counsel and financial advisor, constitutes a Superior Proposal and that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (x) the Company Board may make an Adverse Recommendation Change or (y) the Company may terminate this Agreement pursuant to Section 7.01(f) in order to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company Board or any committee thereof shall not, and shall cause the Company not to, take any action set forth in the immediately foregoing clause (A) or (B) unless (1) the Company has given Parent at least four (4) business days’ prior written notice of its intention to take such action (which notice itself shall not constitute an Adverse Recommendation Change and which notice shall specify, in reasonable detail, the reasons therefor and, in the case of a Superior Proposal, the identity of the Person making such Superior Proposal and the material terms and conditions thereof including a copy of any proposed definitive documentation), (2) the Company and its Representatives acting on its behalf have negotiated, in good faith with Parent during such notice period, to the extent Parent requests to negotiate, to enable Parent to propose in writing an offer to effect revisions to the terms of this Agreement and the Debt Commitment Letter in a manner that would obviate the need for such Adverse Recommendation Change or cause such Takeover Proposal to no longer constitute a Superior Proposal, as applicable, and (3) following the end of such notice period, the Company Board or any committee thereof shall have considered in good faith any such offer and shall, after consultation with its outside legal counsel and, in the case of a Superior Proposal, a financial advisor, have again made the determination described in clause (A) or (B), as applicable, after giving effect to the amendments proposed by Parent (it being understood that any material amendment, revision or change to the terms of such Superior Proposal (including any revision to the amount, form or mix of consideration) shall require a new written notice to Parent of at least three (3) business days; provided that such new written notice shall in no event shorten the original four (4) business day period). Neither the Company nor any Company Subsidiary shall enter into any Alternative Acquisition Agreement unless this Agreement has been validly terminated in accordance with its terms.

(f) Nothing contained in this Section 4.02 or elsewhere in this Agreement shall prohibit the Company or the Company Board from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act, (ii) making any disclosure to its stockholders if the Company Board determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties or applicable Law or (iii) making any “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, which actions, in the case of clauses (i)-(iii), shall not constitute an Adverse Recommendation Change so long as any such disclosure (x) includes an affirmative statement that the Company Board has not changed the Company Recommendation and (y) does not include any statement that constitutes, and does not otherwise constitute, an Adverse Recommendation Change.

(g) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement entered into after the date of this Agreement that (i) contains confidentiality and use provisions contained therein that are no less favorable, and other provisions contained therein that are no less favorable in the aggregate, to the Company than the terms of the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain a “standstill” or similar obligation), (ii) contains provisions that do not in any way restrict the Company or its Representatives from complying with its disclosure obligations under this Agreement and (iii) does not include any provision requiring the Company or any Company Subsidiary to pay or reimburse the counterparty’s fees, costs or expenses.

“Superior Proposal” means any Takeover Proposal that if consummated would result in a Person or group (or the shareholders of any Person) owning, directly or indirectly, (i) 50% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity or (ii) 50% or more (based on the fair market value thereof) of the assets (including capital stock of the Company Subsidiaries) of the Company and Company Subsidiaries, taken as a whole, (A) on terms which the Company Board determines, in good faith, after consultation with its outside legal counsel and a financial advisor, would be more favorable to the stockholders of the Company from a financial point of view than the Transactions, taking into account all the terms and conditions of such proposal and this Agreement and (B) that is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal (including the transaction consideration, conditionality, timing, certainty of financing or regulatory approvals and likelihood of consummation).

“Intervening Event” means any event, change, development or occurrence that is material to the Company and the Company Subsidiaries, taken as a whole, and was not known by (or if known, the consequences of which were not known or reasonably foreseeable), or reasonably foreseeable to, the Company or the Company Board as of or prior to the date of this Agreement; provided, however, that in no event shall any of the following constitute an Intervening Event: (A) the receipt, existence or terms of a Takeover Proposal or any inquiry, offer or proposal relating thereto or the consequences thereof, (B) changes in the market price or trading volume of the Company Common Stock, the Parent Class A Common Stock, the Parent Class C Common Stock or any other securities of the Company, Parent or their respective subsidiaries, or any change in credit rating, or the fact that the Company meets or exceeds (or that Parent fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period (it being understood that the underlying event, change, development or occurrence giving rise or contributing to such change or fact in this clause (B), along with the other consequences thereof, may be taken into account in determining whether there has been an Intervening Event so long as it is not otherwise excluded by this proviso), (C) general conditions in the industries in which the Company and the Company Subsidiaries operate or (D) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes), in any country or region in which the Company or the Company Subsidiaries conduct business, except in the case of clause (C) or (D), to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and the Company Subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been an Intervening Event).

“Takeover Proposal” means any inquiry, proposal or offer from any Person or group relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (A) 20% or more (based on the fair market value thereof) of the assets (including capital stock of the Company Subsidiaries) of the Company and the Company Subsidiaries, taken as a whole, or (B) 20% or more of the aggregate voting power of the capital stock of the Company or (ii) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving the Company that, if consummated, would result in any Person or group (or the shareholders of any Person) owning, directly or indirectly, 20% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the Transactions.

Wherever the term “group” is used in this Section 4.02(g), it is used as defined in Rule 13d-5 under the Exchange Act.

SECTION 4.03. Company Stockholders Meeting; Registration Statement; Proxy Material.

(a) As promptly as reasonably practicable after the execution of this Agreement and subject to applicable Law, Parent and the Company shall prepare, and Parent shall file with the SEC, the Registration Statement, in which the Proxy Statement will be included (and, in the event that Nasdaq requires that Parent obtain the approval of its stockholders of the issuance of shares of Parent Class A Common Stock or Parent Class C Common Stock pursuant to this Agreement under the applicable rules and regulations of Nasdaq, the Registration Statement shall also include the Information Statement). Each of Parent and the Company shall use its reasonable best efforts (i) to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and (ii) to keep the Registration Statement effective as long as necessary to consummate the Merger and the other Transactions. Subject to Section 4.02, the Company shall make the Company Recommendation to the Company’s stockholders and shall include such recommendation in the Proxy Statement. Parent shall provide to the Company all information concerning Parent, Merger Sub and their respective affiliates as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation and filing of the Proxy Statement and the resolution of any comments thereto received from the SEC, and the Company shall provide to Parent all information concerning the Company and its affiliates as may be reasonably requested by Parent in connection with the Registration Statement and shall otherwise assist and cooperate with Parent in the preparation and filing of the Registration Statement and the resolution of any comments thereto received from the SEC. Each of the Company, Parent and Merger Sub shall correct any information provided by it for use in the Registration Statement or the Proxy Statement, as applicable, as promptly as reasonably practicable if and to the extent such information contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, as of the date the Registration Statement is filed with the SEC, as of the date the Registration Statement is declared effective by the SEC, as of the date the Proxy Statement is first mailed to stockholders of the Company and as of the date of the Company Stockholders Meeting. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective affiliates, directors or officers, is discovered by the Company or Parent which should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. For purposes of this Section 4.03, any information concerning or related to the Company, its affiliates or the Company Stockholders Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent or its affiliates will be deemed to have been provided by Parent. The Company shall notify Parent promptly upon the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement and shall supply Parent with copies of all written correspondence between the Company or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement, and Parent shall notify the Company promptly upon the receipt of any comments from the SEC and of any requests by the SEC for amendments or supplements to the Registration Statement and shall supply the Company with copies of all written correspondence between Parent or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Registration Statement. Each of Parent and the Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Registration Statement or the Proxy Statement and to resolve such comments with the SEC. The Company shall use its reasonable best efforts to cause the definitive Proxy Statement to be disseminated to its stockholders as promptly as reasonably practicable following the date on which the Registration Statement is declared effective under the Securities Act. Parent shall take any action required to be taken under applicable state securities Laws in connection with the Stock Issuance. Prior to any filing of the Registration Statement (or any amendment or supplement thereto) or the Proxy Statement (or any amendment or supplement thereto) or any dissemination of the Proxy Statement to the stockholders of the Company, or responding to any comments from the SEC with respect to the Registration Statement or the Proxy Statement, the filing party shall provide the other party with a reasonable opportunity to review and to propose comments on such document or response, which the filing party shall consider in good faith, and no amendment or supplement to the Registration Statement or Proxy Statement shall be filed or disseminated without the approval of the other party (which approval shall not be unreasonably withheld, conditioned or delayed).

(b) Notwithstanding any Adverse Recommendation Change but subject to Section 4.03(a) and applicable Law, the Company shall take all necessary actions in accordance with applicable Law, the Company Charter and the rules of Nasdaq to duly call, give notice of, convene and hold the Company Stockholders Meeting for the purpose of obtaining the Company Stockholder Approval as soon as reasonably practicable (and shall use reasonable best efforts to hold the Company Stockholders Meeting within forty (40) days) after the Registration Statement is declared effective under the Securities Act and the Company shall not submit any other proposal to its stockholders at the Company Stockholders Meeting (other than an advisory vote on merger related compensation and a customary adjournment proposal) without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned). Unless the Company Board has made an Adverse Recommendation Change in accordance with Section 4.02, the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval, including by soliciting proxies in favor of the adoption of this Agreement. The Company shall, upon request from Parent, provide Parent with regular updates with respect to proxy solicitation results, including providing Parent daily voting reports during the last ten (10) business days prior to the Company Stockholders Meeting. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not adjourn, recess or postpone the Company Stockholders Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed); provided, that the Company may, without the prior written consent of Parent, adjourn, recess or postpone the Company Stockholders Meeting (i) to the extent determined by the Company Board, in good faith, after consultation with outside counsel, as being required by Law or a request from the SEC (or its staff), (ii) to allow reasonable additional time for the filing or mailing of any supplement or amendment to the Proxy Statement that the Company has determined is reasonably likely to be required under applicable Law and for such supplement or amendment to be disseminated and reviewed by the stockholders of the Company in advance of the Company Stockholders Meeting, (iii) if as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or (iv) to solicit additional proxies for the purpose of obtaining the Company Stockholder Approval; provided, further, that, in the case of clauses (iii) and (iv), no single adjournment, recess or postponement shall be for more than ten (10) business days and the Company Stockholders Meeting shall not be adjourned, recessed or postponed on more than two (2) occasions or less than five (5) business days prior to the Outside Date or that would require a change to the record date for the Company Stockholders Meeting, in each case without the prior written consent of Parent. The Company shall adjourn or postpone the Company Stockholders Meeting, if requested by Parent, for up to ten (10) business days on not more than two (2) occasions under the circumstances described in clauses (iii) and (iv) in the immediately preceding sentence; provided, that no such request shall be permitted if it would require a change in the record date for the Company Stockholders Meeting.

ARTICLE V

Additional Agreements

SECTION 5.01. Parent Vote.

(a) Parent shall vote or cause to be voted any shares of Company Common Stock beneficially owned by it or any of its affiliates or with respect to which it or any of its affiliates has the power (by agreement, proxy or otherwise) to cause to be voted, in favor of the adoption of this Agreement at the Company Stockholders Meeting.

(b) Immediately following the execution of this Agreement, Parent, as sole stockholder of Merger Sub, shall execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the DGCL.

(c) In the event that Nasdaq requires that Parent obtain the approval of its stockholders for the issuance of shares of Parent Class A Common Stock or Parent Class C Common Stock pursuant to this Agreement under the applicable rules and regulations of Nasdaq, Parent shall promptly obtain such stockholder approval by written consent in accordance with such rules and regulations, including by causing a sufficient number of the holders of the Parent Class B Common Stock to execute and deliver to Parent such written consent with respect to all shares of Parent Class B Common Stock beneficially owned or controlled by such Persons; provided that any failure by Parent to obtain such written consent shall be deemed a Willful Breach by Parent of this Agreement.

SECTION 5.02. Access to Information; Confidentiality. Except if prohibited by any applicable Law, the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and to Parent’s Representatives reasonable access during normal business hours (under the supervision of appropriate personnel and in a manner that does not unreasonably interfere with the normal operation of the business of the Company and the Company Subsidiaries) during the period prior to the Effective Time (or such other date on which this Agreement is terminated in accordance with Article VII) to their respective properties, books and records, Contracts and personnel and, during such period, the Company shall, and shall cause each Company Subsidiary to, furnish, as promptly as reasonably practicable, to Parent such information (financial or otherwise) concerning its business, properties, Contracts and personnel as Parent may reasonably request, including information regarding the compensation, benefits and other terms and conditions of employment of employees and other service providers of the Company and the Company Subsidiaries and the Company Benefit Plans; provided, however, that any such access shall be afforded, and any such information shall be furnished and used, for the purposes of consummating the Transactions and integration and operational planning. Notwithstanding the immediately preceding sentence, neither the Company nor any of the Company Subsidiaries shall be required to afford access or furnish information to the extent (a) such information relates to the Company Board’s deliberations regarding the Transactions or any similar transaction between the Company and any other Person (other than as required by Section 4.02), including the minutes of the meetings of the Company Board (including any presentations or other materials prepared by or for the Company Board), (b) such information is in connection with any Proceeding between the Company or any of its affiliates, on the one hand, and Parent or any of its affiliates, on the other hand, (c) such information is not reasonably available, obtainable or accessible or (d) the Company determines in good faith, after consultation with outside legal counsel, that affording such access or furnishing such information would (i) jeopardize the attorney-client privilege of the Company or any of the Company Subsidiaries, or (ii) violate applicable Law; provided, that, in the case of the foregoing clauses (a) through (d), the Company shall use reasonable best efforts to make alternative arrangements to afford such access or furnish such information without breaching such confidentiality obligation, jeopardizing such attorney-client privilege, or violating applicable Law (including by furnishing such information on an anonymized or aggregated basis or subject to a clean team or other customary arrangement designed to comply with applicable Law). Until the Effective Time (or such other date on which this Agreement is terminated in accordance with Article VII), all information exchanged between the Company, its affiliates and its and their respective Representatives, on the one hand, and Parent, its affiliates and its and their respective Representatives, on the other hand, (x) prior to the date hereof that constitutes Evaluation Material (as defined in the Confidentiality Agreement), or (y) pursuant to this Section 5.02 shall be subject to the Confidentiality Agreement; provided, that, (aa) in the event this Agreement is terminated in accordance with Article VII, the Confidentiality Agreement shall remain in full force and effect in accordance with its terms and (bb) in the event any information is exchanged between the parties in connection with the Transactions after the expiration or termination of the Confidentiality Agreement but prior to the termination of this Agreement, such information shall remain subject to the Confidentiality Agreement until the two-year anniversary of the date hereof; provided, further, that such information may be disclosed (i) on a confidential basis to prospective lenders, underwriters, initial purchasers, placement agents, dealer managers, solicitation agents, information agents and depositary or other agents during syndication and marketing of the Debt Financing (or any permanent financing contemplated thereby) subject to such entities entering into confidentiality obligations with Parent on terms substantially similar to those in the Confidentiality Agreement and (ii) on a confidential basis to rating agencies.

SECTION 5.03. Reasonable Best Efforts; Notification.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall, and shall cause its affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as reasonably practicable, and in any event prior to the Outside Date, the Transactions, including (i) the obtaining of all necessary actions or non-actions, waivers and Consents from, the making of all necessary registrations, declarations and filings with and the taking of all reasonable steps as may be necessary to avoid a Proceeding by any Governmental Entity with respect to this Agreement or the Transactions, (ii) the defending or contesting of any Proceedings (including through final, non-appealable judgment), whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. Without limiting the generality of the foregoing, Parent acknowledges and agrees that, subject to Section 5.03(c)(ii), its and its affiliates’ obligation to use reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done, all things necessary, proper or advisable to consummate and make effective the Transactions includes (A) agreeing to conditions imposed by any Governmental Entity and proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of assets or businesses of Parent or any of its subsidiaries (including, after the Closing, the Company and the Company Subsidiaries) and (B) terminating, assigning or modifying Contracts (or portions thereof) or other business relationships, accepting any operational restrictions, and proposing, negotiating, taking or committing to take actions that limit Parent’s or any of its affiliates’ (including, after the Closing, the Company’s and the Company Subsidiaries’) freedom of action with respect to, or Parent’s or any of its affiliates’ (including, after the Closing, the Company’s and the Company Subsidiaries’) ability to retain or freely operate, any of the assets, properties, licenses, rights, operations or businesses of Parent or any of its subsidiaries (including, after the Closing, the Company and the Company Subsidiaries) (each, a “Remedy Action”), in each case as may be required in order to obtain all necessary actions or non-actions, waivers and Consents from, to make all necessary registrations, declarations and filings with and to take all reasonable steps as may be necessary to avoid a Proceeding by any Governmental Entity with respect to this Agreement or the Transactions, so as to enable the consummation of the Transactions to occur as promptly as reasonably practicable, and in any event prior to the Outside Date, or to avoid the entry of, or to effect the lifting, vacating or dissolution of, any order in any suit or Proceeding, which would otherwise have the effect of preventing, delaying or making it materially more difficult to consummate the Transactions; provided, however, that, notwithstanding anything to the contrary set forth in this Agreement, in no event shall Parent or any of its affiliates be required to offer, accept, consent to or agree to, or commit to offer, accept, consent to or agree to, any undertaking, action or omission under this Section 5.03 that would, individually or in the aggregate with any other such undertakings, actions or omissions, excluding the Specified Commitments in accordance with Section 5.03(c)(i), have a Regulatory Material Adverse Effect. In addition and without limiting the foregoing, the Company and the Company Board shall (I) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to any Transaction or this Agreement and (II) if any state takeover statute or similar statute or regulation becomes applicable to any Transaction or this Agreement, take all action necessary to ensure that the Transactions may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions and this Agreement. Notwithstanding anything to the contrary set forth in this Agreement, (x) neither Parent nor any of its subsidiaries or affiliates (including Merger Sub), nor the Company or the Company Subsidiaries or their respective affiliates, shall be required to take or agree to take any of the actions listed in clause (A) or (B) above unless the effectiveness of such action is conditioned upon the occurrence of the Closing and (y) none of the Company, Parent or Merger Sub shall be required to commit to or agree with any Governmental Entity to any amendments or modifications to any of the terms of this Agreement. The Company shall not, and shall cause the Company Subsidiaries not to, propose or accept any Remedy Action without Parent’s prior written consent. If requested by Parent, the Company or the Company Subsidiaries will become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any Remedy Action so long as such Remedy Action is conditioned upon the occurrence of the Closing.

(b) In addition and without limiting the foregoing, during the period between the date hereof until the earlier of the Closing and the valid termination of this Agreement, Parent shall not, and shall cause its affiliates not to, acquire or agree to acquire (whether by merger, business combination, tender offer, exchange offer, asset purchase or similar transaction) any Person or portion thereof or any assets, or enter into or agree to enter into any Specified Business Relationship, in each case, if such acquisition, proposed acquisition, Specified Business Relationship or proposed Specified Business Relationship would reasonably be expected to (1) delay consummation of the Transactions beyond the Outside Date or otherwise prevent or materially impair the ability of Parent or Merger Sub to consummate the Transactions by the Outside Date, or (2) materially increase the risk of any Governmental Entity entering any Judgment, or of Parent or the Company not being able to remove or successfully challenge any Judgment, that would delay consummation of the Transactions beyond the Outside Date or otherwise prevent or materially impair the ability of Parent or Merger Sub to consummate the Transactions by the Outside Date (it being understood and agreed that acquisitions, proposed acquisitions, Specified Business Relationships or proposed Specified Business Relationships that (i) have no substantive nexus to the United States or Canada, (ii) do not, and would not reasonably be expected to, compete with businesses or activities of the Company or any of the Company Subsidiaries or (iii) are set forth on Section 5.03(b) of the Parent Disclosure Letter shall not be construed to violate the foregoing). Nothing in this Section 5.03 will apply to or restrict communications or other actions by the Company or any Company Subsidiary with or with respect to Governmental Entities in connection with their business in the ordinary course of business.

(c) Notwithstanding anything to the contrary set forth in this Agreement, (i) none of the Specified Commitments shall be taken into account for purposes of determining whether any undertaking, action or omission under this Section 5.03 would have a Regulatory Material Adverse Effect and (ii) in no event shall Parent or its subsidiaries and affiliates be required to take any action (A) that requires the divestiture or other similar disposition of Parent’s grocery marketplace technology platform (comprised of the people, process and technology that enables the consumer, merchant and “Dasher” experience and related fulfillment, such as “DoorDash Drive”) or (B) to the extent such action applies predominantly to businesses of Parent or its subsidiaries and affiliates that are unrelated to the Parent Grocery Business (including Parent’s businesses outside the United States and Canada and its restaurant business).

(d) Without limiting the generality of the parties’ obligations under Section 5.03(a) and Section 5.03(e), and in furtherance thereof, Parent and the Company shall, in consultation and cooperation with the other file (i) with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required under the HSR Act for the Merger within twenty (20) business days after the date of this Agreement or such longer period as Parent and the Company may mutually agree, and (ii) as promptly as reasonably practicable all filings required or otherwise indicated on Section 6.01(b) of the Company Disclosure Letter under any other applicable Antitrust Law. Each of Parent and the Company shall (i) furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission that is necessary under the HSR Act or any other applicable Antitrust Law, (ii) give the other party reasonable prior notice of any such filings, submissions or communication with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other Governmental Entity regarding the Transactions, and permit the other party to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with any such filings, submissions, communications, inquiries or requests, (iii) unless prohibited by applicable Law or by the applicable Governmental Entity, (A) not participate in or attend any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of the Transactions without the other party, (B) give the other party reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any such meeting or engaging in any such conversation, keep such party apprised with respect thereto, (D) cooperate with one another in the filing of, and consider the views of one another in connection with the form and content of, any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement or the Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (E) furnish the other party with copies of all substantive submissions, substantive correspondence and substantive communications (and, in written or oral format, the substance of any such calls) between it and its affiliates and their respective Representatives, on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement and the Transactions, (iv) comply with any inquiry or request from the FTC, the DOJ or any other Governmental Entity as promptly as reasonably practicable and (v) consult with one another in connection with any inquiry, hearing, investigation or litigation by, or negotiations with, any Governmental Entity relating to this Agreement or the Transactions, including the scheduling of, and strategic planning for, any meetings with any Governmental Entity relating thereto. Parent shall bear (x) all filing fees for the filings required under the HSR Act or any other Antitrust Law and (y) all of the costs and expenses (including the Company’s costs and expenses) related to the joint engagement of any third-party consultants or economists in connection with any Consents or Authorizations with respect to the HSR Act or any other applicable Antitrust Law pursuant to a joint defense agreement, common interest agreement or other similar agreement entered into between the parties. The Company and the Company Subsidiaries shall not, but Parent may, if in its good faith judgment it determines (after consulting in advance with the Company and in good faith taking the Company’s views into account) that the taking of such action would enhance the likelihood of obtaining any necessary antitrust, competition, fair trade or similar clearance by the Outside Date, (A) extend, directly or indirectly, any waiting period under the HSR Act or any other Antitrust Law or enter into any agreement with a Governmental Entity to delay or not to consummate the Transactions or (B) pull and refile any filing made under the HSR Act or any other Antitrust Law.

(e) Parent shall, in consultation with the Company, (i) control the timing and strategy for obtaining any Consents from, or making any registrations, declarations and filings with, any Governmental Entity in connection with the Transactions, including when to offer any Remedy Action, and (ii) coordinate with the Company the overall development of the positions to be taken and the regulatory actions to be requested in any filing or submission with any Governmental Entity in connection with the Transactions and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, any Governmental Entity relating to the Transactions and of all other regulatory matters incidental thereto; provided, however, that in the event of any dispute between the parties, Parent shall have the right to make the final determination with respect to the applicable matter acting reasonably and in good faith and in a manner consistent with Parent’s and its affiliates’ obligations under this Section 5.03. Each party may, as it deems advisable and necessary, reasonably designate material provided to the other party as “Outside Counsel Only Material” and also may redact the material as necessary to (A) remove personally sensitive information, (B) remove references concerning the valuation of the Company and the Company Subsidiaries or Parent and its subsidiaries, (C) comply with bona fide contractual arrangements with third parties, (D) prevent the loss of a legal privilege (including attorney-client privilege) or (E) comply with any applicable Law.

(f) Notwithstanding anything to the contrary set forth in this Agreement, Parent and Merger Sub shall commit to undertake the actions set forth in Section 5.03(f) of the Parent Disclosure Letter (the “Specified Commitments”), subject to the terms set forth therein.

(g) The Company shall agree to use reasonable best efforts to undertake the actions set forth in Section 5.03(g) of the Parent Disclosure Letter.

(h) In connection with and without limiting the foregoing, in the event that Parent reasonably requests the Company to do so, the Company shall give any notices to third parties required under Contracts, and the Company shall use, and cause each of the Company Subsidiaries to use, its reasonable best efforts to obtain any third party consents to any Contracts that are necessary, proper or advisable to consummate the Transactions, including the Merger. Notwithstanding anything to the contrary herein, none of Parent, the Company or any of their respective subsidiaries shall be required to pay any consent or other similar fee, payment or consideration, make any other concession or accommodation (financial or otherwise) or provide any additional security (including a guaranty) to obtain such third party consents (except, in the case of the Company, if reasonably requested by Parent and subject to the occurrence of the Closing).

(i) For purposes of this Agreement, the term:

“Grocer” means any Person that is, or would be, classified under NAICS codes 445110 and 455211.

“Parent Grocery Business” means the following businesses of Parent and its subsidiaries, in each case solely to the extent relating to Grocer establishments located in the United States or Canada: (a) the facilitation of transactions between consumers and Grocers through the Parent Marketplace; and (b) the provision to Grocers of (i) white-label fulfillment services (currently marketed as “DoorDash Drive”) and (ii) white-label online ordering services (currently marketed as “DoorDash Storefront”); provided that, for purposes of determining the size and financial attributes of the Parent Grocery Business pursuant to the definition of “Regulatory Material Adverse Effect”, the revenue of the Parent Grocery Business for any period shall be deemed to be equal to 150% of the actual revenue of the Parent Grocery Business for such period.

“Parent Marketplace” means the DoorDash-branded online marketplace, including its mobile applications and websites, operated by Parent and its subsidiaries, through which consumers place orders with merchants.

“Regulatory Material Adverse Effect” means a material adverse effect on the business, results of operations or financial condition of Parent and its subsidiaries (including, after giving effect to the Transactions, the Company and the Company Subsidiaries), taken as a whole; provided, that, for purposes of determining whether any action would have such a material adverse effect, (a) Parent and its subsidiaries (including, after giving effect to the Transactions, the Company and the Company Subsidiaries) shall be deemed to be a consolidated group having the combined size and financial attributes of (i) the Parent Grocery Business, plus (ii) the Company and the Company Subsidiaries, taken as a whole, and (b) such determination shall be made without regard to whether such action is imposed on, or affects, Parent or any of its subsidiaries or the Company or any of the Company Subsidiaries.

“Specified Business Relationship” means any non-ordinary course business relationship (customarily defined, e.g., minority investments, joint ventures, etc.), other than, for the avoidance of doubt, (a) commercial arrangements with Grocers to facilitate transactions between consumers and Grocers through the Parent Marketplace, and (b) the provision to Grocers of (i) white-label fulfillments services (currently marketed as “DoorDash Drive”) and (ii) white-label online ordering services (currently marketed as “DoorDash Storefront”).

SECTION 5.04. Treatment of Company Equity Awards.

(a) Effective as of the Effective Time, by virtue of the Merger and without any action on the part of any holder of a Company Stock Option, Company Restricted Stock Unit or Company Performance Stock Unit, as applicable:

(i) each Company Stock Option that is outstanding and unexercised as of immediately prior to the Effective Time shall be cancelled as of immediately prior to the Effective Time. Each such Company Stock Option that is vested as of immediately prior to the Effective Time (after giving effect to any vesting that occurs automatically as a result of the Transactions pursuant to its terms as in effect on the date of this Agreement) and has a per share exercise price that is less than the Cash Consideration (each, a “Vested Cashed-Out Company Stock Option”) shall be canceled and converted into the right to receive from the Surviving Corporation an amount in cash, without interest, equal to the product of (A) the number of shares of Company Common Stock subject to such Vested Cashed-Out Company Stock Option immediately prior to the Effective Time multiplied by (B) the excess of the Cash Consideration over the per share exercise price of such Vested Cashed-Out Company Stock Option (the “Vested Option Consideration”), which Vested Option Consideration shall, with respect to current and former employees of the Company and the Company Subsidiaries, be paid through the payroll systems of the Surviving Corporation or its applicable subsidiary, subject to applicable withholding Taxes, promptly following the Closing;

(ii) each Company Performance Stock Unit and Company Restricted Stock Unit that is outstanding, vested and unsettled as of immediately prior to the Effective Time in accordance with its terms (after giving effect to any vesting that occurs automatically as a result of the Transactions pursuant to its terms as in effect on the date of this Agreement) (each, a “Vested Company Restricted Stock Unit”) shall be canceled and converted into the right to receive from the Surviving Corporation an amount in cash, without interest, equal to the product of (A) the number of shares of Company Common Stock subject to such Vested Company Restricted Stock Unit immediately prior to the Effective Time multiplied by (B) the Cash Consideration (the “Vested RSU Consideration”);

(iii) each award of Company Performance Stock Units and award of Company Restricted Stock Units that is outstanding and unvested as of immediately prior to the Effective Time (after giving effect to any vesting that occurs automatically as a result of the Transactions pursuant to its terms as in effect on the date of this Agreement) shall be cancelled as of immediately prior to the Effective Time and at, or as soon as reasonably practicable following (but in no event later than five days following), the Effective Time, Parent shall grant to each holder of an award of Company Performance Stock Units or Company Restricted Stock Units so cancelled in substitution thereof a restricted stock unit award of Parent (each, a “Substitute Parent Restricted Stock Unit Award”) with respect to a number of shares of Parent Class A Common Stock or, if Parent elects to issue the Alternative Stock Consideration, Parent Class C Common Stock, in each case, rounded to the nearest whole share, equal to the product of (A) the number of shares of Company Common Stock subject to such award of Company Restricted Stock Units or award of Company Performance Stock Units immediately prior to the Effective Time (with the number of shares of Company Common Stock subject to awards of Company Performance Stock Units determined by deeming the applicable performance goals achieved at the greater of target performance and actual performance through the Effective Time (as determined by the Company Board in good faith)) and (B) the Equity Award Exchange Ratio. Each Substitute Parent Restricted Stock Unit Award shall vest in substantially equal installments on each of Parent’s standard quarterly vesting dates (but no later than a vesting date permitted by the terms of the related Company Restricted Stock Unit award as in effect prior to the Effective Time) that occur between the Effective Time and the end of the vesting schedule that applied to the corresponding award of Company Performance Stock Units (or end of the performance period if no vesting schedule applied to the Company Performance Stock Units) or award of Company Restricted Stock Units and shall otherwise be subject to the same terms and conditions as were applicable to the corresponding award of Company Performance Stock Units or award of Company Restricted Stock Units under the applicable Company Stock Plan and award agreement as of immediately prior to the Effective Time.

(b) Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions and take such other actions as may be required to effectuate the actions required by this Section 5.04. Parent shall file with the SEC, as soon as reasonably practicable after the Effective Time, a registration statement on Form S-8 (or any successor form), to the extent necessary and such form is available, relating to the shares of Parent Class A Common Stock (or Parent Class C Common Stock if Parent elects to issue the Alternative Stock Consideration pursuant to Section 1.07(d)) issuable with respect to the Substitute Parent Restricted Stock Unit Awards. Parent shall use reasonable best efforts to maintain the effectiveness of such registration statement or statements for so long as the Substitute Parent Restricted Stock Unit Awards remain outstanding.

(c) As soon as practicable following the Effective Time (but in no event later than five business days following the Effective Time), Parent shall, or shall cause the Surviving Corporation or an applicable subsidiary to, pay through its payroll systems the Vested RSU Consideration and the Vested Option Consideration, with such amounts to be paid net of any applicable withholding Taxes; provided, however, that, to the extent any such amounts relate to a Vested Company Restricted Stock Unit that constitutes nonqualified deferred compensation subject to Section 409A of the Code, such amounts shall be paid at the earliest time permitted under the terms of the applicable agreement or Company Stock Plan relating to such Vested Company Restricted Stock Unit that will not trigger a tax or penalty under Section 409A of the Code. All amounts payable pursuant to this Section 5.04 shall be paid without interest.

(d) For purposes of this Agreement:

(i) “Company Performance Stock Unit” means any performance stock unit or restricted stock unit subject to service-based and performance-based vesting, payable in shares of Company Common Stock, whether granted under a Company Stock Plan or otherwise.

(ii) “Company Restricted Stock Unit” means any restricted stock unit subject to service-based vesting, payable in shares of Company Common Stock, whether granted under a Company Stock Plan or otherwise.

(iii) “Company Stock Option” means any option to purchase Company Common Stock granted under a Company Stock Plan or otherwise (other than a Company ESPP Purchase Right).

(iv) “Company Stock Plans” means the Company 2023 Equity Incentive Plan, the Company 2018 Equity Incentive Plan and the Company 2013 Equity Incentive Plan.

(v) “Equity Award Exchange Ratio” means a fraction (a) the numerator of which is the sum of $48.75 in cash, without interest, and an amount equal to the product of (i) the Mixed Exchange Ratio and (ii) the Parent Closing Price and (b) the denominator of which is the Parent Closing Price.

(e) Company ESPP. On, or as soon as practicable following, the date of this Agreement, the Company Board (or, if appropriate, any committee administering the Company ESPP) has taken, or shall take, all actions necessary or appropriate to terminate the Company ESPP, effective immediately prior to the Effective Time. In addition, on or following the date of this Agreement: (i) no Offering or Purchase Period (each, as defined in the Company ESPP) under the Company ESPP shall commence; (ii) no participants may join the Company ESPP; and (iii) the Company shall take no actions to reverse the suspension of the Company ESPP prior to its termination in accordance with the foregoing.

SECTION 5.05. Employee Matters.

(a) For a period of twelve (12) months following the Effective Time (or, if shorter, the period of employment of the applicable Continuing Company Employee) (the “Continuation Period”), Parent shall provide or cause the Surviving Corporation to provide to each individual who is employed by the Company or any Company Subsidiary immediately prior to the Effective Time and who continues to be employed by Parent or any of its subsidiaries (including the Surviving Corporation) following the Effective Time (each, a “Continuing Company Employee”) (i) an annual base salary or base wage rate that is no less favorable than that provided to such Continuing Company Employee by the Company and the Company Subsidiaries immediately prior to the Effective Time, (ii) long-term equity or equity-based incentive opportunities that are no less favorable than those provided by Parent and its subsidiaries to their similarly situated employees it being understood that Parent shall not be required to grant to any Continuing Company Employee an annual equity or equity-based award in respect of any annual grant cycle for which such Continuing Company Employee received an annual equity award from the Company prior to the Effective Time), (iii) cash incentive opportunities that are no less favorable in the aggregate than, at Parent’s election, either those provided to such Continuing Company Employee by the Company and the Company Subsidiaries immediately prior to the Effective Time or those provided by Parent and its subsidiaries to their similarly situated employees, (iv) employee benefits (excluding retention, change in control and transaction-related compensation and benefits) that, taken as a whole, are no less favorable in the aggregate than either those provided to such Continuing Company Employee by the Company and the Company Subsidiaries immediately prior to the Effective Time or those provided by Parent and its subsidiaries to their similarly situated employees and (v) severance benefits that are no less favorable than those described on Section 4.01(a) of the Company Disclosure Letter. In addition, and without limiting the generality of the foregoing, each Continuing Company Employee shall be immediately eligible to participate, without any waiting time, in any and all the plans of Parent, the Surviving Corporation or their respective affiliates (the “Surviving Corporation Plans”) to the extent coverage under any such plan replaces coverage under a comparable Company Benefit Plan in which such Continuing Company Employee participates immediately prior to the Effective Time. Nothing in this Section 5.05 or elsewhere in this Agreement shall be construed to create a right in any Continuing Company Employee to employment with Parent or the Surviving Corporation.

(b) Parent hereby acknowledges that the consummation of the Transactions constitutes a “change in control” or a “change of control” (or a term of similar import) for purposes of any Company Benefit Plan that contains a definition of “change in control” or “change of control” (or a term of similar import), as applicable.

(c) With respect to all Surviving Corporation Plans, including any “employee benefit plan”, as defined in Section 3(3) of ERISA and any vacation, paid time-off and severance plan, in which any Continuing Company Employee is eligible to participate on or after the Effective Time, Parent shall, or shall cause its affiliates to, subject to applicable Law and applicable tax qualification requirements, use reasonable best efforts so that, for purposes of determining eligibility to participate, level of benefits, vesting and benefit accruals, each Continuing Company Employee’s service with the Company or any Company Subsidiaries (as well as service with any predecessor employer of the Company or any such Company Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Company Subsidiary) shall be treated as service with Parent or any of its subsidiaries to the same extent such service was credited as of the Effective Time under an analogous Company Benefit Plan; provided, however, that such service need not be recognized (x) for any purpose with respect to any equity incentive plan, defined benefit pension plan, postretirement welfare plan, or any Surviving Corporation Plan under which similarly situated employees of Parent and its subsidiaries do not receive credit for prior service or that is grandfathered or frozen, or (y) to the extent that such recognition would result in any duplication of benefits for the same period of service. In addition, to the extent permitted by applicable Law, Parent shall, or shall cause the Surviving Corporation to, pay to each Continuing Company Employee, as soon as practicable following the Effective Time, an amount in cash equal to the value of the paid time off such Continuing Company Employee had accrued with the Company or any Company Subsidiary that was unused immediately prior to the Effective Time, and such paid time off shall not carry over to any Surviving Corporation Plan; provided that, to the extent any Continuing Company Employee has submitted a request for paid time off prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to, use reasonable best efforts to honor such request.

(d) With respect to any welfare plan maintained by Parent or any of its subsidiaries in which any Continuing Company Employee is eligible to participate on or after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, use reasonable best efforts to (i) waive all limitations as to preexisting conditions and exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to such employees and their eligible dependents and beneficiaries, to the extent such limitations were waived, satisfied or did not apply to such employees or eligible dependents or beneficiaries under the corresponding welfare Company Benefit Plan in which such employees participated immediately prior to the Effective Time and (ii) provide Continuing Company Employees and their eligible dependents and beneficiaries with credit for any co-payments and deductibles during the calendar year in which the Effective Time occurs in satisfying any analogous deductible or out-of-pocket maximum requirements to the extent applicable under any such plan.

(e) Unless, at least five (5) business days prior to the Effective Time, Parent provides written notice to the Company directing the Company not to terminate each Company Benefit Plan containing a Code Section 401(k) cash or deferred arrangement (each, a “Company 401(k) Plan”), the Company shall terminate any and all Company 401(k) Plans effective as of the day immediately preceding the day on which the Effective Time occurs, and Parent shall then permit each Continuing Company Employee who is an eligible participant in any Company 401(k) Plan as of immediately prior to the Effective Time to become a participant in a plan sponsored or maintained by Parent or any of its affiliates containing a Code Section 401(k) cash or deferred arrangement (each, a “Parent 401(k) Plan”) as soon as reasonably practicable following the Effective Time. Parent shall, or shall cause any of its applicable affiliates to, allow each Continuing Company Employee to make a “direct rollover” to Parent 401(k) Plan(s) of the account balances of such Continuing Company Employee (including a direct in-kind rollover of promissory notes evidencing any outstanding loans, to the extent permitted by the applicable Parent 401(k) Plan and its recordkeeper) under the Company 401(k) Plan(s) if such direct rollover is elected in accordance with applicable Law by such Continuing Company Employee. The Company shall provide Parent with evidence that such Company 401(k) Plan(s) have been terminated at least two (2) business days prior to the day on which the Effective Time occurs; provided, that, prior to amending or terminating any Company 401(k) Plan, the Company shall provide Parent with the form and substance of any applicable resolutions or amendments for review and comment (which comments shall be considered in good faith).

(f) Prior to the Effective Time, before making any broad-based written or oral communications to the directors, officers, employees or other service providers of the Company or any Company Subsidiary pertaining to compensation, benefits or other terms and conditions of employment or service that will be provided following the Effective Time or that otherwise relate to the effect of the Transactions thereon, each of the Company and Parent shall provide the other with a copy of the intended communication (or, in the case of oral communications, a summary of the material points to be communicated), give the other party a reasonable period of time to review and comment on such communication (not to exceed three (3) business days or, upon either party’s reasonable request, one business day) and consider in good faith any comments provided by the other party.

(g) The provisions of this Section 5.05 are solely for the benefit of the parties to this Agreement, and no Continuing Company Employee or any other Person (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement (except to the extent provided in Section 8.08 with respect to Section 5.04), and no provision of this Section 5.05 shall create such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any Company Benefit Plan or any employee program or any plan or arrangement of Parent or any of its subsidiaries. Nothing herein shall be construed as an amendment to any Company Benefit Plan or plan, program, policy, agreement, arrangement or understanding of Parent.

SECTION 5.06. Company Indebtedness.

(a) Prior to the Effective Time, the Company shall, or shall cause the Company Subsidiaries to, deliver to Parent all notices of prepayment with respect to the loans outstanding under the Company Credit Agreement and all notices of termination of commitments outstanding under the Company Credit Agreement (in each case of the foregoing, which may be contingent upon the occurrence of the Effective Time). In addition, the Company and the Company Subsidiaries shall use reasonable best efforts to obtain from the agent under the Company Credit Agreement and deliver to Parent, prior to the Effective Time, a payoff letter with respect to the obligations under the Company Credit Agreement (the “Payoff Letter”), in form and substance customary for transactions of this type, which Payoff Letter shall, among other things, include the payoff amount and provide that Liens (and guarantees), if any, granted in connection with the Company Credit Agreement relating to the equity interests, assets, rights and properties of the Company and the Company Subsidiaries, and the equity interests in the Company, shall, upon the payment of the amount set forth in the Payoff Letter at the Effective Time, be automatically and irrevocably released and terminated (subject to delivery of funds as arranged by Parent if any obligations are payable under the Company Credit Agreement at such time and subject to the filing of appropriate UCC-3 termination statements and other termination filings if any Liens have been granted in connection with the Company Credit Agreement). The Company shall use its reasonable best efforts to include in the Payoff Letter any proposed changes thereto that Parent reasonably requests, and the Company shall use reasonable best efforts to provide a substantially complete draft of the Payoff Letter no later than five (5) Business Days prior to the anticipated Closing Date.

(b) Prior to the Effective Time, the Company shall, or shall cause the Company Subsidiaries to, use reasonable best efforts deliver to Parent a customary payoff letter in respect of any Indebtedness consisting of a loan, credit facility or receivables financing facility or factoring arrangement relating to the Company or any of the Company Subsidiaries (other than the Company Credit Agreement, which, for the avoidance of doubt, is addressed in Section 5.06(a) above), to the extent reasonably requested by Buyer in writing at least twenty (20) days prior to the anticipated Closing Date, to allow for the payoff, discharge and termination in full at the Effective Time of all such Indebtedness and any related Liens (and to provide to Parent a substantially complete draft of each such payoff letter no later than five (5) Business Days prior to the anticipated Closing Date).

(c) Prior to the Effective Time, the Company shall use reasonable best efforts to deliver to Parent the Payoff Letter, dated as of or prior to the Closing Date and signed by each of the parties thereto.

SECTION 5.07. Indemnification and Insurance.

(a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) now existing in favor of any Person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a director or officer, of the Company, any of the Company Subsidiaries or any of their respective predecessors (each, an “Indemnified Party”) as provided in the Company Charter, the Company By-laws, the organizational documents of any Company Subsidiary or any indemnification agreement between such Indemnified Party and the Company or any of the Company Subsidiaries in existence on the date of this Agreement and made available to Parent prior to the date of this Agreement (i) shall be assumed by the Surviving Corporation, without further action, at the Effective Time, (ii) shall survive the Merger, (iii) shall continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions and (iv) for a period of six (6) years from the Effective Time, shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party. Parent shall ensure that the Surviving Corporation complies with and honors the foregoing obligations.

(b) Without limiting Section 5.07(a) or any rights of any Indemnified Party pursuant to any indemnification agreement, for a period of six (6) years from and after the Effective Time, in the event of any threatened or actual Proceeding, whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that the Indemnified Party is or was a director or officer of the Company, any of the Company Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the Transactions, in each case in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether in any case asserted or arising before or after the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, indemnify and hold harmless, as and to the fullest extent permitted by applicable Law and to the extent provided in the Company Charter, the Company By-laws or any indemnification agreement in effect on the date of this Agreement, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses in advance of the final disposition of any Proceeding to each Indemnified Party to the fullest extent permitted by applicable Law upon receipt of an undertaking to repay such advances if it is ultimately determined by final adjudication that such Indemnified Party is not entitled to indemnification), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Proceeding; provided, that if any claim is asserted or made within such six-year period, the rights to indemnification in respect thereof shall continue until the final disposition of such claim. None of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Proceeding for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. Parent and the Surviving Corporation shall at their own expense cooperate with an Indemnified Party in the defense of any matter for which such Indemnified Party could seek indemnification hereunder.

(c) The Company may, after consultation in good faith with Parent (including with respect to the selection of the broker, available policy price and coverage options), obtain, at or prior to the Effective Time, prepaid (or “tail”) directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions) for the period beginning immediately after the Effective Time and ending six (6) years from the Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party than those of the Company’s directors’ and officers’ liability insurance policies in effect on the date of this Agreement (the “Existing D&O Policies”); provided, that the Company shall not commit or spend on such “tail” policies, in the aggregate, more than 300% of the last annual premium paid by the Company prior to the date of this Agreement for the Existing D&O Policies (the “Premium Cap”), and if the cost of such “tail” policies would exceed the Premium Cap, the Company may purchase only as much coverage as reasonably practicable for an amount equal to the Premium Cap. If such “tail” insurance policies have been obtained by the Company, Parent shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation. In the event the Company does not obtain such “tail” insurance policies, then, for the period beginning immediately after the Effective Time and ending six (6) years from the Effective Time, Parent shall maintain in effect the Existing D&O Policies (or substitute policies from a carrier with comparable credit ratings of at least the same coverage and amounts containing terms and conditions that are no less favorable in the aggregate to the insured) in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions); provided, that Parent shall not be required to pay annual premiums in excess of the Premium Cap, and if such annual premiums would exceed the Premium Cap, Parent shall maintain the maximum coverage available for an annual premium equal to the Premium Cap.

(d) In the event that (i) Parent or the Surviving Corporation or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or a substantial portion of its properties and other assets to any Person or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 5.07.

(e) The obligations of Parent and the Surviving Corporation under this Section 5.07 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 5.07 applies without the consent of such affected Indemnified Party. The provisions of this Section 5.07 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to which each Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.

(f) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.07.

SECTION 5.08. Public Announcements. From and after the date hereof until the earlier of the Closing or the date, if any, on which this Agreement is validly terminated, Parent and Merger Sub, on the one hand, and the Company, on the other hand, and their respective subsidiaries, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other party, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or except as permitted by Section 4.02 or after an Adverse Recommendation Change. The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties. Notwithstanding the foregoing, this Section 5.08 shall not apply to any press release or other public statement which (a) is consistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 5.08, (b) provides investors with information regarding the actual or expected financial impact (including earnings guidance) of the Transactions on such party or (c) is made in the ordinary course of business and does not relate specifically to this Agreement or the Transactions (including routine periodic reports under the Exchange Act).

SECTION 5.09. Transfer Taxes. Except as provided in Section 1.09(d), all stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes incurred in connection with the Transactions (“Transfer Taxes”) and imposed on Parent, Merger Sub or the Surviving Corporation shall be paid by Parent, Merger Sub or the Surviving Corporation, and the Company shall cooperate with Merger Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

SECTION 5.10. Stockholder Litigation. Prior to the Effective Time (or the termination of this Agreement in accordance with Article VII), the Company shall promptly advise Parent of any litigation or claim brought by any stockholder of the Company or purported stockholder of the Company against the Company, any of Company Subsidiary or any of their respective directors or officers relating to the Merger or any of the other Transactions or this Agreement and shall keep Parent reasonably informed regarding the status of any such stockholder litigation. The Company shall give Parent the opportunity to participate (at Parent’s expense) in the defense or settlement of any such litigation and reasonably cooperate with Parent in conducting the defense or settlement of such litigation; provided, however, that the Company shall control the defense or settlement of such litigation and this Section 5.10 shall not give Parent the right to direct such defense; and provided, further, no such settlement shall be agreed to without Parent’s consent, which consent shall not be unreasonably withheld, delayed or conditioned, except that (a) Parent may, in its sole discretion, withhold such consent to any settlement which does not include a full release of Parent and its affiliates (including the Surviving Corporation and their respective subsidiaries) or which imposes an injunction or other equitable relief on the Company, Parent or any of their affiliates (including, after the Effective Time, the Surviving Corporation and their respective subsidiaries) and (b) such consent shall not be required for settlements solely for (i) money damages and the payment of attorneys’ fees in an aggregate amount not in excess of the dollar amount of the coverage limits for such settlements under the Existing D&O Policies or (ii) providing additional disclosure in the Proxy Statement.

SECTION 5.11. Rule 16b-3 Matters. The Company and Parent shall take all reasonable steps as may be required to cause any dispositions of Company equity securities (including derivative securities) or acquisitions of Parent equity securities (including derivative securities) in connection with this Agreement by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 under the Exchange Act.

SECTION 5.12. Merger Sub and Surviving Corporation Compliance. Parent shall cause Merger Sub or the Surviving Corporation, as applicable, to comply with all of its respective obligations under this Agreement and Merger Sub shall not engage in any activities of any nature except as expressly required or contemplated by this Agreement.

SECTION 5.13. Stock Exchange Listing and De-listing. Parent shall use its reasonable best efforts to cause (a) the shares of Parent Class A Common Stock (or Parent Class C Common Stock if Parent elects to issue the Alternative Stock Consideration pursuant to Section 1.07(d)) issuable to the holders of shares of Company Common Stock pursuant to this Agreement to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time, and (b) the shares of Company Common Stock to be de-listed from Nasdaq and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and the rules and policies of Nasdaq to enable such de-listing and de-registration promptly after the Effective Time.

SECTION 5.14. Debt Financing.

(a) Prior to the Closing Date, the Company shall, and shall cause the Company Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to, use reasonable best efforts to provide to Parent and Merger Sub, in each case at Parent’s sole expense (subject to Section 5.14(d)), all cooperation reasonably requested by Parent as is customary and reasonably necessary in connection with the arrangement, syndication, underwriting, marketing and consummation of the Debt Financing (or any permanent financing contemplated thereby or any Alternative Financing), including:

(i) furnishing to Parent and the Debt Financing Sources as promptly as reasonably practicable (A) audited consolidated balance sheets and related consolidated statements of earnings (loss), equity and cash flows of the Company for the last three full fiscal years ended at least 75 days prior to the Closing Date, (B) unaudited consolidated balance sheets and related consolidated statements of earnings (loss), equity and cash flows of the Company for each subsequent fiscal quarter ended at least 60 days prior to the Closing Date (other than the fourth fiscal quarter of any fiscal year), in each case prepared in accordance with GAAP, and (C) such other historical financial information and pertinent and customary information regarding the Company and the Company Subsidiaries as may be reasonably requested by Parent to the extent that such information is of the type and form customarily required in connection with financings similar to the Debt Financing or is required under the Debt Commitment Letter and, in the case of this clause (C), is readily available to the Company, including information reasonably necessary for Parent to prepare customary pro forma financial statements (it being understood that the Company shall reasonably assist in the preparation thereof, but shall not be required to independently prepare any pro forma financial information);

(ii) cooperating with the due diligence of any Debt Financing Source, including by participating in a reasonable number of customary due diligence sessions (including accounting due diligence sessions) upon reasonable advance notice and at mutually agreeable dates and times (which may be held by telephone or video conference);

(iii) assisting Parent, Merger Sub and the Debt Financing Sources with the preparation of (A) materials for rating agency presentations and (B) bank information memoranda, lender presentations, investor presentations, road show materials, offering memoranda, private placement memoranda, prospectuses, offering documents and similar documents reasonably required for use in connection with the Debt Financing (which may incorporate by reference periodic and current reports filed by the Company with the SEC), including reviewing and commenting on Parent’s draft of a business description of the Company to be included in marketing materials;

(iv) using reasonable best efforts to cause members of senior management of the Company, with appropriate seniority and expertise, to participate in a reasonable number of lender meetings, investor meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, in each case, upon reasonable advance notice and at mutually agreeable dates and times (which may be held by telephone or video conference);

(v) using reasonable best efforts to cause its independent auditors to (A) provide, consistent with customary practice, (x) reasonable assistance to Parent, including in connection with Parent’s preparation of pro forma financial statements and information, and (y) customary auditors’ consents (including consents of accountants for use of their reports in any material relating to the Debt Financing or in any filings made with the SEC) and customary comfort letters (including “negative assurance” comfort and change period comfort, in each case consistent with their customary practice) with respect to financial information relating to the Company and the Company Subsidiaries as reasonably requested by Parent and as necessary or customary for financings similar to the Debt Financing, and (B) attend accounting due diligence sessions and drafting sessions;

(vi) providing customary authorization letters to the Debt Financing Sources authorizing the distribution of information to prospective lenders or investors, subject to customary confidentiality provisions, and containing a customary representation to the Debt Financing Sources contemplated by the Debt Commitment Letter, including that the public side versions of such documents do not include material non-public information about the Company or the Company Subsidiaries or their securities and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing;

(vii) providing Parent and the Debt Financing Sources with all documentation and other information about the Company and the Company Subsidiaries as is reasonably requested by Parent that is required in connection with the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act and a beneficial ownership certificate for any entity that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (31 C.F.R. § 1010.230), in each case no later than three (3) business days prior to the Closing Date to the extent requested in writing at least ten (10) business days in advance of the Closing;

(viii) informing Parent promptly in writing if the Company (A) concludes that any previously issued financial statement of the Company included or intended to be included in any materials relating to the Debt Financing should no longer be relied upon or (B) determines that a restatement of any financial statements of the Company or any Company Subsidiary is required or reasonably likely;

(ix) facilitating the pledging of collateral and the provision of guarantees required by the Debt Financing, including executing and delivering definitive financing documents, certificates and other documents reasonably requested by Parent, in each case, effective no earlier than the Closing; and

(x) taking all corporate and other actions, subject to the occurrence of the Closing, reasonably requested by Parent and reasonably within the control of the Company and the Company Subsidiaries to permit the consummation of the Debt Financing, including obtaining payoff letters, lien releases and instruments of termination with respect to existing Indebtedness of the Company and the Company Subsidiaries to be repaid at the Closing.

Notwithstanding anything to the contrary in this Agreement, the Company will be deemed to be in compliance with this Section 5.14, and the Company’s breach of any of the covenants required to be performed by it under this Section 5.14 shall not constitute a breach or failure to perform by the Company, for purposes of Section 6.02(b) and Section 7.01(c), unless, in each case, (w) the Debt Financing has not been consummated as a result of the failure of any condition precedent to the funding of the Debt Financing, (x) the Company has materially breached its obligations under Section 5.14(a), (y) such breach is the proximate cause of the Debt Financing not being consummated and (z) Parent has notified the Company of such breach in writing a reasonably sufficient amount of time prior to the Outside Date to afford the Company with reasonable opportunity to cure such breach (detailing in good faith (I) reasonable specificity as to the basis for any such breach and (II) reasonable steps that comply with Section 5.14(a) in order to cure such breach) and the Company has not taken such steps or otherwise cured such breach within such time as would reasonably permit Parent to consummate the Debt Financing prior to the Outside Date.

(b) The Company hereby consents to the use of its and the Company Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is reasonable and customary for such purposes and in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or the Company Subsidiaries and such use is subject to the Company’s reasonable review in advance of such use.

(c) Notwithstanding anything to the contrary contained herein, nothing in this Section 5.14 shall require any such cooperation or assistance to the extent that it could result in the Company or any of the Company Subsidiaries being required to:

(i) pledge any assets as collateral prior to the Effective Time;

(ii) agree to pay any fee, bear any cost or expense, enter into any definitive agreement, incur any other liability or give any indemnities to any third party or otherwise commit to take any similar action in connection with the Debt Financing prior to the Closing (other than the execution and delivery of the customary authorization letters contemplated by Section 5.14(a)(vi) and customary representation letters required in connection with the provision of any comfort letters in accordance with this Section 5.14);

(iii) take any actions to the extent such actions would, in the Company’s reasonable good faith judgment, (A) unreasonably interfere with the ongoing business or operations of the Company or any of the Company Subsidiaries or otherwise interfere with the prompt and timely discharge by the Company’s or any of the Company Subsidiaries’ employees of their normal duties, (B) subject the Company or any director, manager, officer or employee of the Company or any of its affiliates to any actual or potential personal liability, (C) conflict with, or result in any violation or breach of, or default (with or without notice, or lapse of time or both) under, the organizational documents of the Company or any of the Company Subsidiaries, any applicable Law or any material Contract to which the Company or any of the Company Subsidiaries is a party or by which any of their respective properties or assets is bound, (D) require any such entity to change any fiscal period or (E) cause (x) any closing condition set forth in Article VI of this Agreement to fail to be satisfied or (y) any other breach of this Agreement;

(iv) waive or amend any terms of this Agreement;

(v) commit to take any action under any certificate, document or instrument that is not contingent upon the Closing (other than the customary authorization letters contemplated by Section 5.14(a)(vi) and customary representation letters required in connection with the provision of any comfort letters in accordance with this Section 5.14);

(vi) provide access to or disclose information that the Company reasonably determines would jeopardize any attorney-client privilege of, or conflict with any confidentiality requirements applicable to, the Company or its affiliates; provided that the Company shall use reasonable best efforts to make appropriate substitute arrangements to permit disclosure of such information in a manner that does not result in a loss of such privilege or violation of such requirements;

(vii) cause any director, manager or equivalent, or any officer or employee of the Company or any of the Company Subsidiaries to pass resolutions to approve the Debt Financing or authorize the creation of any agreements, documents or actions in connection therewith, or to execute or deliver any certificate in connection with the Debt Financing (other than any director, manager or equivalent, or officer or employee of the Company or any of the Company Subsidiaries who will continue in such a position following the Closing and the passing of such resolutions), in each case that are not contingent on the Closing or would be effective prior to the Closing;

(viii) deliver any legal opinion or negative assurance letter;

(ix) provide or prepare any financial statements to Parent for use in the marketing of the Debt Financing or otherwise, other than the Company Financial Statements and the financial statements described in Section 5.14(a)(i), or independently prepare any pro forma financial information (it being understood that the Company shall assist Parent in Parent’s preparation of pro forma financial information as provided in Section 5.14(a));

(x) provide information in connection with any Proceeding between the Company or any of its affiliates, on the one hand, and Parent or any of its affiliates on the other hand;

(xi) provide information that is not reasonably available to the Company after the use of reasonable best efforts to obtain or access such information; or

(xii) provide information that the Company determines in good faith would reasonably be expected to (1) result in the disclosure of trade secrets or competitively sensitive information to third parties or (2) result in antitrust risk for the Company or any of the Company Subsidiaries.

(d) In no event shall the Company or any Company Subsidiary be required to bear any cost or expense, pay any fee, enter into any definitive agreement (other than the customary authorization letters contemplated by Section 5.14(a)(vi), documents effective no earlier than the Closing and chief financial officer’s certificates) or incur any other liability in connection with the Debt Financing. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Company or any of the Company Subsidiaries in connection with the Debt Financing, including the cooperation of the Company and the Company Subsidiaries contemplated by this Section 5.14 (other than, for the avoidance of doubt, (x) costs and expenses incurred in the ordinary course of business in connection with the preparation of historical financial statements or information, (y) ordinary course amounts payable to employees of the Company or the Company Subsidiaries and (z) any other costs and expenses that would have been incurred in connection with the Transactions regardless of the Debt Financing), and shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing (or any Alternative Financing) and any information (other than information provided by or on behalf of the Company or any Company Subsidiary) used in connection therewith, except to the extent such losses, damages, claims, costs or expenses are determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the fraud, gross negligence or willful misconduct by the Company, any Company Subsidiary or any of their respective Representatives.

(e) Parent acknowledges and agrees that the obligations of Parent to consummate the Transactions contemplated by this Agreement are not in any way contingent upon or otherwise subject to Parent’s consummation of any financing arrangement, Parent or any of its affiliates obtaining any financing (including the Debt Financing or any Alternative Financing) or the availability, grant, provision or extension of any financing to Parent or any of its affiliates (including the Debt Financing or any Alternative Financing).

(f) Each of Parent and Merger Sub shall use, and shall cause its affiliates to use, reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Debt Financing on the terms and subject only to the conditions (including the market flex provisions) set forth in the Debt Commitment Letter, including using reasonable best efforts to: (i) maintain in effect and comply in all material respects with the terms and conditions of the Debt Commitment Letter; (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and subject only to the conditions (including any market flex provisions) set forth in the Debt Commitment Letter (or on other terms agreed by Parent and the Debt Financing Sources, so long as such terms would not constitute a Prohibited Modification) (any such agreements, the “Financing Definitive Agreements”); (iii) satisfy (or obtain the waiver of) on a timely basis all conditions applicable to Parent and its affiliates in the Debt Commitment Letter and the Financing Definitive Agreements that are within Parent’s control; (iv) consummate the Debt Financing at or prior to the Closing Date pursuant to the terms of the Debt Commitment Letter in the event all conditions in the Debt Commitment Letter have been satisfied, including using its reasonable best efforts to cause the Debt Financing Sources committing to fund the Debt Financing to fund the Debt Financing pursuant to the terms of the Debt Commitment Letter at or prior to the Closing Date; (v) enforce its rights under the Debt Commitment Letter and the Financing Definitive Agreements to the extent necessary to satisfy the Financing Uses on the Closing Date, and (vi) comply with, and promptly cure any breach of, its covenants and other obligations under the Debt Commitment Letter and the Financing Definitive Agreements to the extent that failure to do so would adversely affect Parent’s ability to satisfy the Financing Uses on the Closing Date. Parent and Merger Sub shall not, without the prior written consent of the Company, agree to or permit any termination of or amendment or modification to be made to, or grant any waiver of any provision under, the Debt Commitment Letter or the Financing Definitive Agreements if such termination, amendment, modification or waiver would (A) reduce (or have the effect of reducing) the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount), (B) impose new or additional conditions precedent to the availability of the Debt Financing or otherwise expand, amend or modify any of the conditions to the Debt Financing, or otherwise expand, amend or modify any other provision of the Debt Commitment Letter or the Financing Definitive Agreements in a manner that would reasonably be expected to prevent or delay the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) on the Closing Date or (C) adversely impact the ability of Parent or Merger Sub to enforce its rights against other parties to the Debt Commitment Letter or the Financing Definitive Agreements (the effects described in clauses (A) through (C), collectively, “Prohibited Modifications”); provided, further, that, notwithstanding the foregoing, Parent may, without the consent of the Company, (1) amend, modify or supplement the Debt Commitment Letter solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement, (2) implement or exercise any “market flex” provisions contained in the Debt Commitment Letter or any related fee letter referred to in Section 3.14(b) and (3) reduce or terminate commitments under the Debt Commitment Letter as a result of the operations of any mandatory commitment reductions required pursuant to the terms of the Debt Commitment Letter or with cash proceeds deposited into and retained in a designated account the sole purpose of which is to fund the Financing Uses, so long as the conditions precedent to release of such funds are not materially less favorable to Parent than the conditions to the Debt Financing. Parent shall promptly deliver to the Company copies of any amendment, modification or waiver to or under the Debt Commitment Letter or any Financing Definitive Agreement (subject, in the case of any fee letters, to redaction solely of fee amounts, pricing caps, the rates and amounts included in any “market flex” provisions and other economic provisions that are customarily redacted for transactions of this type). Parent and Merger Sub will pay, or cause to be paid, all commitment and other fees under or arising pursuant to the Debt Commitment Letter and any Financing Definitive Agreement as and when they become due.

(g) Parent shall keep the Company reasonably informed on a timely basis of the status of its efforts to arrange the Debt Financing. Parent shall give the Company prompt notice of (i) any actual or threatened breach, default, termination or repudiation by any party to the Debt Commitment Letter or Financing Definitive Agreements of which Parent or Merger Sub obtains knowledge that would reasonably be expected to adversely affect the consummation of the Debt Financing on or prior to the Closing Date; (ii) the receipt of any written notice or other written communication from any Debt Financing Source with respect to any (A) actual or threatened breach, default, termination or repudiation by any party to the Debt Commitment Letter or any Financing Definitive Agreement of any provisions of the Debt Commitment Letter or any Financing Definitive Agreement or (B) material dispute or disagreement between or among Parent, on the one hand, and any other parties to the Debt Commitment Letter or any Financing Definitive Agreement, on the other, related to the Debt Financing; and (iii) the occurrence of an event or development that could reasonably be expected to adversely impact the ability of Parent to satisfy the Financing Uses on the Closing Date. As soon as reasonably practicable, but in any event within two (2) business days of the date the Company delivers to Parent a written request, Parent shall provide any information reasonably requested by the Company relating to any circumstance referred to in the immediately preceding sentence; provided that in no event shall Parent be required to disclose any information that is subject to attorney-client or other privilege; provided, however, that Parent shall use reasonable best efforts to make appropriate substitute arrangements to permit disclosure of such information in a manner that does not result in a loss of such privilege.

(h) If any portion of the Debt Financing becomes unavailable or Parent becomes aware of any event or circumstance that could reasonably be expected to make any portion of the Debt Financing unavailable, in each case, on the terms and conditions (including any applicable “market flex” provisions) contemplated by the Debt Commitment Letter, and such portion is reasonably required to satisfy the Financing Uses, each of Parent and Merger Sub shall use its reasonable best efforts to arrange and obtain in replacement thereof, and negotiate and enter into definitive agreements with respect to, alternative financing from alternative sources (such financing, the “Alternative Financing”) (i) in an amount sufficient, together with such cash and other sources, to satisfy the Financing Uses, (ii) on terms and conditions not materially less favorable to Parent and Merger Sub (or their respective affiliates), taken as a whole, than the terms and conditions set forth in the Debt Commitment Letter (taking into account any “market flex” provisions thereof) and (iii) which would not be reasonably expected to delay or prevent or make less likely to occur the funding of the Debt Financing (or the satisfaction of the conditions to the Debt Financing) on the Closing Date as promptly as practicable following the occurrence of such event; provided that in no event shall Parent or Merger Sub be required to obtain Alternative Financing that includes terms (including economic terms and any “market flex” provisions), taken as a whole, that are less favorable in any material respect to Parent than those contained in the Debt Commitment Letter; provided, further, that the failure to obtain Alternative Financing shall not relieve Parent or Merger Sub of any obligation hereunder. Parent shall deliver to the Company a true, complete and correct copy of any new commitment letter and related fee letters related to any Alternative Financing (subject, in the case of any fee letters, to redaction solely of fee amounts, pricing caps, the rates and amounts included in any “market flex” provisions and other economic provisions that are customarily redacted for transactions of this type). For purposes of this Agreement, references to (x) the “Debt Financing” shall include any such Alternative Financing, (y) the “Debt Commitment Letter” shall include such document with respect to any Alternative Financing and the Debt Commitment Letter as amended, modified, supplemented or replaced in accordance with this Section 5.14 and (z) the “Financing Definitive Agreements” shall include such documents with respect to any Alternative Financing.

ARTICLE VI

Conditions Precedent to the Merger

SECTION 6.01. Conditions to Each Party’s Obligation. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) No Legal Restraints. No Judgment issued or Law enacted by any Governmental Entity of competent jurisdiction (collectively, “Legal Restraints”) preventing or prohibiting the consummation of the Merger shall be in effect.

(b) Regulatory Approvals. (i) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or early termination thereof shall have been granted and (ii) all applicable filings, registrations, waiting periods (or extensions thereof) and approvals and clearances under each other applicable Antitrust Law or Foreign Direct Investment Law of the jurisdictions contemplated by Section 6.01(b) of the Company Disclosure Letter shall have been made, expired, terminated or obtained, as the case may be, and remain in effect.

(c) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(d) Listing. The shares of Parent Class A Common Stock (or Parent Class C Common Stock if Parent elects to issue the Alternative Stock Consideration pursuant to Section 1.07(d)) issuable to the holders of shares of Company Common Stock pursuant to this Agreement shall have been authorized for listing on Nasdaq upon official notice of issuance.

(e) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no Proceedings for that purpose shall have commenced or be threatened in writing by the SEC, unless subsequently withdrawn.

SECTION 6.02. Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 2.01 (the first and third sentences only and solely with respect to the Company) (Organization, Standing and Power), Section 2.02(b), Section 2.02(c) (other than clauses (i) and (ii) of the first sentence thereof), Section 2.02(d) and Section 2.02(e) (Capital Structure), Section 2.04 (Authority; Execution and Delivery; Enforceability) and Section 2.21 (Finders or Brokers) shall be true and correct in all material respects as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) the representations and warranties of the Company set forth in Section 2.02(a) and clauses (i) and (ii) of the first sentence of Section 2.02(c) (Capital Structure) shall be true and correct (except for any de minimis inaccuracies) as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (iii) the representations and warranties of the Company set forth in Section 2.08(a) (Absence of Certain Changes or Events) shall be true and correct in all respects and (iv) the other representations and warranties of the Company set forth in this Agreement (in each case, without giving effect to any qualification as to “materiality”, “Company Material Adverse Effect” or any other materiality qualifier set forth therein) shall be true and correct as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iv), where any failure of such representations and warranties to be so true and correct has not, individually or in the aggregate, had a Company Material Adverse Effect.

(b) Compliance with Covenants. The Company shall have complied with or performed in all material respects its obligations required to be complied with or performed by it at or prior to the Effective Time under this Agreement.

(c) No Company Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred and be continuing.

(d) Company Closing Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed on behalf of the Company by an executive officer of the Company, certifying that the conditions set forth in Sections 6.02(a), 6.02(b) and 6.02(c) have been satisfied.

SECTION 6.03. Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Section 3.01 (first and third sentences only and solely with respect to Parent) (Organization, Standing and Power), Section 3.02(b) (Merger Sub), Section 3.03 (Capital Structure), Section 3.04 (Authority; Execution and Delivery; Enforceability) and Section 3.09 (Finders or Brokers) shall be true and correct in all material respects as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) the representations and warranties of Parent set forth in Section 3.08 (Absence of Certain Changes or Events) shall be true and correct in all respects and (iii) the other representations and warranties of Parent and Merger Sub set forth in this Agreement (in each case, without giving effect to any qualification as to “materiality”, “Parent Material Adverse Effect” or any other materiality qualifier set forth therein) shall be true and correct as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iii), where any failure of such representations and warranties to be so true and correct (A) has not, individually or in the aggregate, had a Parent Material Adverse Effect or (B) would not prevent, materially delay or materially impair the ability of Parent to consummate the Transactions by the Outside Date.

(b) Compliance with Covenants. Parent and Merger Sub shall have complied with or performed in all material respects their obligations required to be complied with or performed by them at or prior to the Effective Time under this Agreement.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, no Parent Material Adverse Effect shall have occurred and be continuing.

(d) Parent Closing Certificate. Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed on behalf of Parent by an executive officer of Parent, certifying that the conditions set forth in Sections 6.03(a), 6.03(b) and 6.03(c) have been satisfied.

ARTICLE VII

Termination, Amendment and Waiver

SECTION 7.01. Termination. This Agreement may be terminated, and the Transactions abandoned, at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, if:

(i) the Effective Time has not occurred on or before the date that is twelve (12) months after the date of this Agreement or such other date agreed in writing by Parent and the Company (as such date may be extended by agreement or automatically pursuant to the following provisos, the “Outside Date”); provided, however, that if, on the Outside Date (as it may have been previously extended), any of the conditions set forth in Section 6.01(a) (due to any Legal Restraint relating to any Antitrust Law) or Section 6.01(b) shall not have been satisfied or waived but all of the other conditions set forth in Article VI have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of those conditions), then the Outside Date shall automatically be extended without any further action on the part of any party hereto by three (3) months; provided, further, that in no event shall the Outside Date be extended pursuant to the immediately preceding proviso more than four (4) times. If all the conditions set forth in Article VI have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of those conditions) prior to 11:59 p.m., New York City time, on the Outside Date, but as of such time the Specified Date would occur after the Outside Date, the Outside Date shall be automatically extended, without any further action on the part of any party hereto, to 11:59 p.m., New York City time, on the Specified Date. Notwithstanding anything to the contrary in this Agreement, the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to a party whose action or failure to fulfill any obligation under this Agreement has been the primary cause of failure of the Transactions to be consummated by the Outside Date;

(ii) any Legal Restraint permanently preventing or prohibiting consummation of the Merger shall be in effect and shall have become final and non-appealable; or

(iii) the Company Stockholders Meeting shall have concluded and the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(c) by Parent, if the Company breaches any of its representations or warranties or fails to perform any of its covenants, in each case, contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of the conditions set forth in Section 6.02(a) or Section 6.02(b) and (ii) cannot be cured prior to the Outside Date or, if capable of being cured, the Company has not cured before the earlier of (x) the business day immediately prior to the Outside Date and (y) forty-five (45) days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to Section 7.01(c) and the basis for such termination (provided, that Parent and Merger Sub are not then in material breach of any representation, warranty or covenant contained in this Agreement that would give rise to the failure of any of the conditions set forth in Section 6.03(a) or Section 6.03(b));

(d) prior to obtaining the Company Stockholder Approval, by Parent, if an Adverse Recommendation Change has occurred (whether or not in compliance with this Agreement);

(e) by the Company, if Parent or Merger Sub breaches any of its representations or warranties or fails to perform any of its covenants, in each case, contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of the conditions set forth in Section 6.03(a) or Section 6.03(b) and (ii) cannot be cured prior to the Outside Date or, if capable of being cured, Parent or Merger Sub has not cured before the earlier of (x) the business day immediately prior to the Outside Date and (y) forty-five (45) days following receipt by Parent of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.01(e) and the basis for such termination (provided, that the Company is not then in material breach of any representation, warranty or covenant contained in this Agreement that would give rise to the failure of any of the conditions set forth in Section 6.02(a) or Section 6.02(b)); or

(f) prior to receipt of the Company Stockholder Approval, by the Company, in order to enter into a definitive agreement with respect to a Superior Proposal, (i) subject to compliance with Section 4.02(e) and (ii) provided that simultaneously with the termination of this Agreement (and as a condition thereto), the Company pays Parent the Company Termination Fee pursuant to Section 7.03.

SECTION 7.02. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect (other than the last sentence of Section 5.02, Section 5.14(d), this Section 7.02, Section 7.03, Section 8.02, Section 8.08, Section 8.09, Section 8.12 and Section 8.14) and any provision of this Agreement and definitions of the defined terms used herein (including the definition of “Debt Financing Sources”) and Article VIII, which provisions shall survive such termination in accordance with their respective terms), without any liability or obligation on the part of Parent or Merger Sub, on the one hand, or the Company, on the other hand (except that, subject to Section 8.14, no such termination shall relieve any party from liability for damages to another party resulting from such party’s Fraud or the Willful Breach by such party of any representation, warranty or covenant set forth in this Agreement, in which case such party’s liability shall not be limited to reimbursement of out-of-pocket fees, costs or expenses incurred in connection with the Transactions, and may include damages based on loss of the economic benefit of the Transactions to the parties hereto and the stockholders of the Company (in each case, taking into consideration all relevant matters, including other business opportunities or combination opportunities and the time value of money)). For purposes of this Agreement, “Willful Breach” means a material breach of this Agreement resulting from an action or omission taken or omitted to be taken that the breaching party intentionally takes (or omits) with the knowledge that such action or omission would constitute, or would reasonably be expected to constitute, a breach of this Agreement.

SECTION 7.03. Termination Fee.

(a) In the event that:

(i) the Company terminates this Agreement pursuant to Section 7.01(f) (termination for Superior Proposal);

(ii) Parent terminates this Agreement pursuant to Section 7.01(d) (termination for Adverse Recommendation Change) or the Company terminates this Agreement pursuant to Section 7.01(b)(iii) (failure to receive the Company Stockholder Approval) at a time when Parent would be permitted to terminate this Agreement pursuant to Section 7.01(d); or

(iii) (A) this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(i) (termination after the Outside Date) or Section 7.01(b)(iii) (failure to receive the Company Stockholder Approval) or by Parent pursuant to Section 7.01(c) (Company Breach), (B) prior to the date of such termination (or prior to the Company Stockholders Meeting in the case of termination pursuant to Section 7.01(b)(iii) (failure to receive the Company Stockholder Approval)), a bona fide Takeover Proposal shall have been publicly proposed or announced by a third party, or otherwise becomes publicly known, after the date of this Agreement and not withdrawn at least three (3) business days prior to the earlier of the date of the Company Stockholders Meeting and the date of such termination and (C) within twelve (12) months of such termination, the transactions contemplated by such Takeover Proposal are consummated or a definitive agreement with respect to such Takeover Proposal is entered into, then the Company shall pay to Parent a termination fee of $650,000,000 in cash (the “Company Termination Fee”). For purposes of this Section 7.03, the term “Takeover Proposal” shall have the meaning assigned to such term in Section 4.02(g), except that all references to 20% in such definition shall be deemed references to 50%. The Company Termination Fee shall be paid by wire transfer of same-day funds to an account designated by Parent, (1) in the case of clause (i) above, prior to or simultaneously with such termination of this Agreement, (2) in the case of clause (ii) above, within two (2) business days after the date of such termination of this Agreement and (3) in the case of clause (iii) above, on the date of the consummation of the transactions contemplated by such Takeover Proposal or on the date a definitive agreement with respect to such Takeover Proposal is entered into. The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and at the occurrence of different events.

(b) Acceptance by Parent of the Company Termination Fee shall constitute acceptance by Parent of the validity of any termination of this Agreement under Section 7.01(f). Subject in all respects to Parent’s and Merger Sub’s injunction, specific performance and equitable relief rights and related rights set forth in Section 8.12, payment of the Company Termination Fee in circumstances for which such fee is payable pursuant to Section 7.03(a) shall constitute the sole and exclusive remedy (other than in respect of Fraud or Willful Breach) of Parent and Merger Sub against the Company and the Company Subsidiaries and their respective current, former or future Representatives for any loss suffered as a result of the failure of the Transactions to be consummated, and upon payment of the Company Termination Fee, none of the Company or the Company Subsidiaries or any of their respective current, former or future Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

(c) In the event this Agreement is terminated:

(i) by the Company or Parent pursuant to Section 7.01(b)(i) (termination after the Outside Date) and at the time of such termination (A) one or more of the conditions set forth in Section 6.01(a) (due to any Legal Restraint relating to any Antitrust Law) or Section 6.01(b) (Regulatory Approvals) has not been satisfied or waived and (B) all of the other conditions set forth in Section 6.01 (Conditions to Each Party’s Obligation) and Section 6.02 (Conditions to the Obligations of Parent and Merger Sub) have been satisfied or waived (except for (i) those conditions that by their nature are to be satisfied at the Closing; provided, that such conditions were then capable of being satisfied if the Closing had taken place, and (ii) any condition set forth in Section 6.01 that has not been satisfied primarily as a result of a breach by Parent or Merger Sub of its covenants or agreements contained in this Agreement); or

(ii) by the Company or Parent pursuant to Section 7.01(b)(ii) (due to any Legal Restraint relating to any Antitrust Law),

then Parent shall pay or cause to be paid to the Company or its designee a termination fee of $1,250,000,000 in cash (the “Parent Termination Fee”). The Parent Termination Fee shall be paid by wire transfer of same-day funds to one or more accounts designated by the Company, (1) in the case of termination by the Company, within two (2) business days after the date of such termination of this Agreement and (2) in the case of termination by Parent, prior to or simultaneously with such termination of this Agreement. The parties hereto acknowledge and agree that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Parent Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and at the occurrence of different events.

(d) In the event this Agreement is terminated by either Parent or the Company pursuant to Section 7.01(b)(iii) (failure to receive the Company Stockholder Approval), then the Company shall pay Parent (by wire transfer of same-day funds to one or more accounts designated by Parent, (1) in the case of termination by Parent, within two (2) business days after the date of such termination of this Agreement and (2) in the case of termination by the Company, prior to or simultaneously with such termination) the reasonable and documented out-of-pocket costs and expenses, including such costs and expenses incurred in connection with the financing of the Transactions and such costs and expenses of counsel, accountants, investment bankers, experts and consultants, incurred by Parent and Merger Sub in connection with this Agreement and the Transactions in an amount not to exceed $25,000,000 in the aggregate (the “Parent Expenses”); provided, that any payment of the Parent Expenses shall not affect Parent’s right to receive any Company Termination Fee otherwise due under Section 7.03(a), but shall reduce, on a dollar-for-dollar basis, any Company Termination Fee that becomes due and payable under Section 7.03(a).

(e) Subject in all respects to the Company’s injunction, specific performance and equitable relief rights and related rights set forth in Section 8.12 and the reimbursement and indemnification obligations of Parent under Section 5.14(d), payment of the Parent Termination Fee in circumstances for which such fee is payable pursuant to Section 7.03(c) shall constitute the sole and exclusive remedy (other than in respect of Fraud or Willful Breach) of the Company against Parent and Merger Sub and their respective current, former or future Representatives for any loss suffered as a result of the failure of the Transactions to be consummated, and upon payment of the Parent Termination Fee, none of Parent or Merger Sub or any of their respective current, former or future Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

(f) Each of the parties hereto acknowledges that the agreements contained in this Section 7.03 are an integral part of the Transactions, and that without these agreements, the other parties hereto would not enter into this Agreement. Accordingly, if the Company or Parent, as the case may be, fails to timely pay or cause to be paid any amount due pursuant to this Section 7.03, and, in order to obtain the payment, Parent or the Company, as the case may be, commences a Proceeding for the collection of such overdue amounts which results in a Judgment against the Company or against Parent or Merger Sub, as the case may be, for the payment set forth in this Section 7.03, such defaulting party shall pay or cause to be paid to the other party or parties, as applicable, its or their reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Proceeding for the collection of such overdue amounts, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

ARTICLE VIII

General Provisions

SECTION 8.01. Nonsurvival of Representations and Warranties.

None of the representations and warranties in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time, except for Section 8.02, Section 8.08, Section 8.09, Section 8.12 and Section 8.14 (and any provision of this Agreement and definitions of the defined terms used herein (including the definition of “Debt Financing Sources”), which shall survive the Effective Time in accordance with their respective terms. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 8.02. Amendment; Extension; Waiver.

(a) Subject to compliance with applicable Law, at any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto; provided, however, that following receipt of the Company Stockholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of the Company without such approval having first been obtained.

(b) This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Any agreement on the part of a party to any extension or waiver with respect to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. Notwithstanding the foregoing, this Section 8.02, Section 8.09, Section 8.12 and Section 8.14 (and any provision of this Agreement and definitions of the defined terms used herein (including the definition of “Debt Financing Sources”) to the extent a modification, waiver or termination of such provision would modify the substance of Section 8.14) may not be modified, waived or terminated in a manner that is materially adverse to any Debt Financing Source without the prior written consent of the Debt Financing Sources.

(c) Notwithstanding anything to the contrary set forth in this Agreement or in any of the Voting Agreements, Parent agrees that none of the Voting Agreements may be amended, supplemented or otherwise modified without the prior written consent of the Company.

SECTION 8.03. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given, (a) on the date sent by e-mail if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient, (b) when delivered, if delivered personally to the intended recipient, and (c) one (1) business day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party (or at such other address for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub, to

DoorDash, Inc.
303 2nd Street, Suite 800

San Francisco, CA 94107

Attention: Corporate Legal

Email: [***]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
801 Jefferson Avenue

Suite 300

Redwood City, California 94063
Attention: Mark M. Bekheit; Ian Nussbaum; Shannon Cheng
Email: mark.bekheit@lw.com; ian.nussbaum@lw.com; shannon.cheng@lw.com

(b) if to the Company, to

Maplebear Inc.
50 Beale Street, Suite 600
San Francisco, CA 94105

Attention:	Morgan W. Fong

Hyun Jee Son
Bradley M. Libuit
Brendan H. Montgomery

Email:	[***]

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
Two Manhattan West
375 Ninth Avenue
New York, NY 10001

Attention:	Faiza J. Saeed

Daniel Cerqueira
Cole DuMond

Email:	fsaeed@cravath.com

dcerqueira@cravath.com
cdumond@cravath.com

and:

Cooley LLP
3175 Hanover Street
Palo Alto, CA 94304

Attention:	Jon Avina

Jamie Leigh

Kevin Cooper
Milson Yu

Email:	javina@cooley.com

jleigh@cooley.com
kcooper@cooley.com
myu@cooley.com

SECTION 8.04. Definitions. For purposes of this Agreement:

An “affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by contract or otherwise.

“AI Technologies” means, in addition to any definition for “artificial intelligence” or “artificial intelligence system” or any similar term under applicable Law, machine-based techniques and technologies that mimic human intelligence to generate outputs such as predictions, content, recommendations, or decisions based on input prompts, including (a) deep learning, neural networks, machine learning, statistical learning algorithms (like linear and logistic regression, support vector machines, random forests, k-means clustering) or reinforcement learning, natural language processing (or large language models), and other artificial intelligence technologies or (b) Software implementations of any of the foregoing.

“Anti-Corruption Law” means any Law related to combating bribery and corruption, including legislation implementing the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions or the U.N. Convention Against Corruption, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and the U.K. Bribery Act 2010.

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act, the Competition Act (Canada), the Israeli Competition Law and all other antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“business day” means any day except a Saturday, a Sunday or other day on which the banks in New York or California are authorized or required by Law to close.

“Collective Bargaining Agreement” means any collective bargaining agreement, works council agreement or other Contract with a Union.

“Company Credit Agreement” means the Revolving Credit Agreement dated as of May 1, 2026, among the Company, as the borrower, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as the administrative agent, as in effect on the date of this Agreement.

“Company ESPP” means the Company’s 2023 Employee Stock Purchase Plan.

“Company ESPP Purchase Right” means an option to purchase Company Common Stock under the Company ESPP.

“Company Intellectual Property” means, collectively, all Company Owned Intellectual Property and Company Licensed Intellectual Property.

“Company IT Assets” has the meaning set forth in Section 2.19(a).

“Company Licensed Intellectual Property” means all Intellectual Property owned by a third party and licensed to the Company or any Company Subsidiary and used in the conduct of the business of the Company and the Company Subsidiaries.

“Company Material Adverse Effect” means any change, fact, circumstance, event, effect or occurrence that has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect: any change, event, effect or occurrence that results from or arises in connection with (A) general conditions in the industries in which the Company and the Company Subsidiaries operate, (B) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes), in any country or region in which the Company or the Company Subsidiaries conduct business (C) any change in applicable Law or GAAP (or interpretation or enforcement thereof), including the repeal thereof, after the date hereof, (D) geopolitical conditions, the outbreak or escalation of armed hostilities, any acts of war, sabotage, cyber-intrusion or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyber-intrusion or terrorism, (E) any hurricane, tornado, flood, volcano, earthquake or other natural disaster, (F) any epidemic, pandemic or disease outbreak, (G) the failure, in and of itself, of the Company to meet any internal or external projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement, or changes or prospective changes in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition), (H) the announcement or pendency of any of the Transactions or the identity of Parent as the buyer, including any resulting stockholder (direct or derivative) Proceeding in respect of this Agreement or the Transactions and loss of or change in any relationship, contractual or otherwise, with any customer, Governmental Entity of competent jurisdiction, supplier, vendor, distributor or other business partner, or departure of any employee or officer, of the Company or any of the Company Subsidiaries (provided, that this clause (H) shall not apply to any representation or warranty contained in Section 2.05, Section 2.11(f) or Section 2.18(h)), and (I) (1) any action taken by the Company or any of the Company Subsidiaries at Parent’s written request after the date hereof or which is expressly required to be taken pursuant to the terms of this Agreement or (2) the failure to take any action by the Company or any of the Company Subsidiaries if that action is prohibited by this Agreement (other than pursuant to Section 4.01(a), except to the extent Parent unreasonably withholds, conditions or delays consent to an exception to such action pursuant to Section 4.01(a)), except in the case of clause (A), (B), (C), (D), (E) or (F), to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and the Company Subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Owned Intellectual Property” means any and all Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary.

“Company Products” means any and all products and services that are or have been in the three (3) years prior to the date of this Agreement marketed, offered, sold, licensed, imported, developed, made available or distributed by the Company or any Company Subsidiary.

“Company Registered Intellectual Property” means all Company Owned Intellectual Property that is subject to a registration (or an application for registration) with a Governmental Entity or domain name registrar.

“Company Software” means all Software owned or purported to be owned by the Company or any of the Company Subsidiaries.

“Confidentiality Agreement” means the confidentiality letter agreement dated October 6, 2026, between the Company and Parent, and the clean team confidentiality agreement entered into in connection therewith on October 23, 2026, by and between the Company and Parent.

“Contract” means any written or oral contract, subcontract, settlement agreement, lease, sublease, license, indenture, note, bond, mortgage, loan or credit agreement, option, purchase order, permit, concession, franchise, commitment, arrangement, understanding, undertaking or other binding instrument or obligation of any nature, together with all amendments, supplements, waivers and other modifications thereto.

“Data Partners” has the meaning set forth in Section 2.19(b).

“Data Processors” has the meaning set forth in Section 2.19(b).

“Debt Commitment Letter” means the executed commitment letter (including all exhibits, schedules and annexes thereto) dated as of the date hereof, from the Debt Financing Sources pursuant to which the Debt Financing Sources have committed, with respect to the commitment letter, subject to the terms and conditions set forth therein, to provide the aggregate amounts set forth therein (the “Debt Financing”), as amended, modified, supplemented, replaced or extended from time to time in accordance with Section 5.14.

“Debt Financing” has the meaning set forth in the definition of Debt Commitment Letter.

“Debt Financing Sources” means the entities or Persons (including the agents, arrangers, bookrunners, lenders, underwriters, initial purchasers and placement agents) that have committed to provide, arrange, underwrite or place, or otherwise entered into agreements in connection with, the Debt Financing or any Alternative Financing, including the parties to (i) the Debt Commitment Letter or (ii) any Alternative Financing entered into by Parent in accordance with Section 5.14(h) and, in each case, any joinder agreements, engagement letters, fee credit letters, purchase agreements, underwriting agreements, note purchase agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective partners, Representatives and affiliates and their successors and assigns; provided that in no event shall Parent or any of its affiliates be a Debt Financing Source.

“Debt Financing Sources Related Parties” means the Debt Financing Sources together with their respective former, current and future affiliates and their affiliates’ respective Representatives, controlling persons, members, partners, stockholders, agents, successors and assigns.

“Financial Regulatory Requirements” means all applicable (i) Money Transmitter Requirements, (ii) Payment Network Rules (including but not limited to the characterization and allocation of interchange), (iii) abandoned property, escheat or similar Laws, and (iv) consumer protection laws and regulations regarding consumers disclosures, including but not limited to, Federal ROSCA and like-state laws.

“Foreign Direct Investment Law” means any applicable supranational, national, federal, state, county, local or foreign Laws that are designed or intended to prohibit, restrict or regulate investments by entities that are deemed a foreign entity for purposes of any applicable law or regulation on the basis of national security or public order grounds, including such laws of the jurisdictions contemplated by Section 6.01(b) of the Company Disclosure Letter.

“Fraud” means intentional common law fraud under the Laws of the State of Delaware in connection with the representations and warranties set forth in Article II and Article III.

“Indebtedness” means, with respect to the Company and the Company Subsidiaries, without duplication, (i) all indebtedness for borrowed money (including the principal amount thereof and accrued and unpaid interest thereon), (ii) all obligations and liabilities evidenced by bonds, debentures, notes, or other similar instruments, (iii) all obligations under bank guarantees, letters of credit, performance bonds, surety bonds or similar arrangements, in each case, solely to the extent drawn, (iv) all obligations under leases that have been, or are required to be, classified as capital or finance leases in accordance with GAAP, (v) all obligations under any interest rate, currency, commodity or other swap, collar, cap or other hedging or derivative arrangement (calculated at the termination value thereof), (vi) all obligations for the deferred purchase price of property, assets or services, including earn-outs, seller notes and similar contingent payment obligations (but excluding trade payables incurred in the ordinary course of business that are not past due), (vii) all indebtedness or obligations of any other Person of the type described in clauses (i) through (vi) above that are guaranteed (including under any “keep well” or similar arrangement) by, or secured by any Lien on any property or asset of, the Company or any Company Subsidiary, and (viii) all interest, fees, premiums, penalties, breakage costs and other amounts that would be payable upon the repayment or discharge of any of the foregoing; provided, that “Indebtedness” shall not include any obligations solely between or among the Company and any Company Subsidiary.

“Information Statement” means the information statement of Parent to be filed with the SEC as part of the Registration Statement in the event that Nasdaq requires that Parent obtain the approval of its stockholders for the issuance of shares of Parent Class A Common Stock or Parent Class C Common Stock pursuant to this Agreement under the applicable rules and regulations of Nasdaq.

“Intellectual Property” means all (i) patents and utility models (including all reissues, divisionals, continuations, continuations-in-part, reexaminations, supplemental examinations, inter partes reviews, post-grant oppositions, covered business method reviews, substitutions and extensions thereof), patent applications and invention disclosures, (ii) trademarks, trade names, trade dress, business names, service marks, and any applications therefor, including any and all goodwill associated therewith, (iii) copyrights and copyright applications, (iv) Internet domain names and social media accounts, (v) trade secrets, know-how and other proprietary or confidential information, (vi) rights in databases and data compilations, (vii) mask works and rights in semiconductor masks, layouts, architectures or topology, (viii) industrial designs and registrations and applications therefor, (ix) moral and economic rights of authors and inventors, however denominated and (x) any similar or equivalent rights to any of the foregoing, and all benefits, privileges, causes of action and remedies relating to any of the foregoing.

“IP Contracts” has the meaning set forth in Section 2.13(a)(iii).

“Issuing Bank” means a financial institution that issues payment cards (or maintains deposits) in connection with a prepaid, payroll or other card program marketed or distributed by the Company or any Company Subsidiary to any of its customers or third party providers.

“IT Assets” means information technology assets or systems, including computer hardware, mobile devices, Software, networking or communications equipment, peripherals, storage devices or solutions and data communications lines.

“knowledge” means (i) with respect to the Company, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 8.04(a) of the Company Disclosure Letter and (ii) with respect to Parent or Merger Sub, the actual knowledge, as of the date of this Agreement, of any of the officers or directors of Parent or Merger Sub.

“Maximum Stock Share Number” means an amount of shares of Company Common Stock (rounded down to the nearest whole share) equal to (a) the product of (i) (x) the aggregate number of shares of Company Common Stock that, at the Effective Time, are converted into the right to receive the Merger Consideration, minus (y) the aggregate number of Mixed Election Shares, and (ii) the Mixed Exchange Ratio, divided by (b) the Stock Exchange Ratio.

“Money Transmitter Requirements” means any and all applicable Laws or agreements or consents with Governmental Entities relating or pertaining to the business of transmitting or remitting money, monetary value or virtual currency, electronic funds transfers, remittances, issuing or selling stored value, prepaid access or the like, issuing or selling payment instruments, the custody, transfer or exchange of money, monetary value or virtual currency, or any similar payment or money services, including those related to money, monetary value, virtual currency or other digital assets.

“Nasdaq” means the Nasdaq Global Select Market.

“NRS” means Nevada Revised Statutes Chapter 78.

“Open Source Software” means any Software that is subject to (a) a license or other agreement commonly referred to as an open source, free software, copyleft or community source code license or (b) any other license or other agreement that requires, as a condition of the use, modification or distribution of Software subject to such license or agreement, that such Software or other Software linked with, called by, combined or distributed with such Software be (i) disclosed, distributed, made available, offered, licensed or delivered in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (iv) redistributable at no charge.

“Parent Class A Common Stock” means Class A common stock, par value $0.00001 per share, of Parent.

“Parent Class B Common Stock” means Class B common stock, par value $0.00001 per share, of Parent.

“Parent Class C Common Stock” means Class C common stock, par value $0.00001 per share, of Parent.

“Parent Closing Price” means the per share volume-weighted average trading price of Parent Class A Common Stock (or Parent Class C Common Stock if Parent elects to issue the Alternative Stock Consideration pursuant to Section 1.07(d)) as reported by Bloomberg (or, if such price is not available, as reported by a mutually selected investment banking firm of nationally recognized standing that is not affiliated with Parent or the Company) for the five (5) consecutive Trading Days ending on (and including) the Trading Day that is immediately prior to the date of the Effective Time.

“Parent Common Stock” means Parent Class A Common Stock, Parent Class B Common Stock and Parent Class C Common Stock.

“Parent Material Adverse Effect” means any change, fact, circumstance, event, effect or occurrence that has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Parent and its subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect: any change, event, effect or occurrence that results from or arises in connection with (A) general conditions in the industries in which Parent and its subsidiaries operate, (B) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes), in any country or region in which Parent or its subsidiaries conduct business, (C) any change in applicable Law or GAAP (or interpretation or enforcement thereof), including the repeal thereof, after the date hereof, (D) geopolitical conditions, the outbreak or escalation of armed hostilities, any acts of war, sabotage, cyber-intrusion or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyber-intrusion or terrorism, (E) any hurricane, tornado, flood, volcano, earthquake or other natural disaster, (F) any epidemic, pandemic or disease outbreak, (G) the failure, in and of itself, of Parent to meet any internal or external projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement, or changes or prospective changes in the market price or trading volume of Parent Common Stock or the credit rating of Parent (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Parent Material Adverse Effect if such facts are not otherwise excluded under this definition), (H) the announcement or pendency of any of the Transactions or the identity of the Company as the target, including any resulting stockholder (direct or derivative) Proceeding in respect of this Agreement or the Transactions and loss of or change in any relationship, contractual or otherwise, with any customer, Governmental Entity of competent jurisdiction, supplier, vendor, distributor or other business partner, or departure of any employee or officer, of Parent or any of its subsidiaries (provided, that this clause (H) shall not apply to any representation or warranty contained in Section 3.05), and (I) (1) any action taken by Parent or any of its subsidiaries at the Company’s written request after the date hereof or which is expressly required to be taken pursuant to the terms of this Agreement or (2) the failure to take any action by Parent or any of its subsidiaries if that action is prohibited by this Agreement, except in the case of clause (A), (B), (C), (D), (E) or (F), to the extent that Parent and its subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which Parent and its subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Parent Material Adverse Effect).

“Payment Network” means MasterCard, VISA, Discover Financial Services, American Express Company, the National Automated Clearing House Association and any debit network or similar organization.

“Payment Network Rules” means the applicable bylaws, operating rules and identification standards manuals of, and any other rules, regulations, manuals, policies and procedures promulgated by, any Payment Network, in each case as may be in effect from time to time, including the Payment Card Industry Data Security Standards and to which the Company or any Company Subsidiary is subject.

“Permitted Liens” means (i) Liens for Taxes that are not due and payable or that may thereafter be paid without interest or penalty, or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (ii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business for amounts that are not yet due and payable or that are being contested in good faith by appropriate proceedings, (iii) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations (in each case, other than obligations constituting Indebtedness), (iv) zoning, building, land use and other similar Laws that are not violated in any material respect by the current use or occupancy of the real property subject thereto, (v) any conditions that would be disclosed by a current, accurate survey or physical inspection of real property, (vi) non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice, and (vii) Liens, defects or irregularities in title, including easements, rights-of-way, covenants, restrictions and other similar matters, that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and the Company Subsidiaries as presently conducted.

“Person” means any individual, firm, corporation (including not-for-profit), partnership, company, limited liability company, estate, trust, organization, joint venture, association, Governmental Entity or other entity of any kind or nature.

“Personal Information” means data or other information held by the Company and the Company Subsidiaries that identifies, or is reasonably capable of identifying, a natural Person and/or is considered “personally identifiable information,” “personal information,” “personal data,” “protected health information,” or any similar term under applicable Privacy Laws.

“Privacy Laws” means all applicable Laws and binding regulatory guidance governing privacy, the Processing of Personal Information, website and mobile application privacy policies and practices, consumer protection, the Processing and security of payment card information (including, to the extent applicable to the Company or any Company Subsidiary, the Payment Card Industry Data Security Standard and other applicable card association rules) and restrictions on access to Personal Information or other protected information (including the Department of Justice’s Data Security Program Rule).

“Privacy Requirements” means all applicable (i) Privacy Laws, (ii) policies, notices, and/or public statements of the Company or any Company Subsidiary related to privacy, security, or the Processing of Personal Information (each, a “Privacy Policy”), and (iii) contractual commitments of the Company or any Company Subsidiary related to privacy, security, or the Processing of Personal Information.

“Process”, “Processed” or “Processing” means any operation or set of operations which is performed on information, including Personal Information, such as the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination, combination or disposal of such information.

“Proxy Statement” means the proxy statement/prospectus to be filed with the SEC as part of the Registration Statement.

“Registration Statement” means the registration statement on Form S-4 to be filed by Parent with the SEC to effect the registration under the Securities Act of the issuance of the shares of Parent Class A Common Stock (or Parent Class C Common Stock if Parent elects to issue the Alternative Stock Consideration pursuant to Section 1.07(d)) pursuant to the Merger, as such registration statement may be amended or supplemented from time to time.

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of such Person and its subsidiaries.

“Sanctioned Country” means, at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic).

“Sanctioned Person” means any Person that is the target of Sanctions, including (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom; (b) any Person operating, organized, or resident in a Sanctioned Country; (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person 50% or more owned or controlled by any such Person or Persons, or acting for or on behalf of such Person or Persons.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union Member State or the United Kingdom.

“Security Incident” means any (i) unlawful or unauthorized access, use, loss, exfiltration, disclosure, alteration, destruction, encryption, or other Processing of Personal Information and/or confidential information; (ii) unauthorized access to or use of the Company IT Assets, that causes the loss of confidentiality, integrity, or availability of such Company IT Assets; (iii)  unlawful or unauthorized occurrence or series of related occurrences on or conducted through the Company IT Assets that jeopardizes the confidentiality, integrity, or availability of the Company IT Assets or any Personal Information or confidential information stored or otherwise Processed therein; or (iv) occurrence that otherwise constitutes a “data breach,” “security breach,” “personal data breach,” “security incident,” “cybersecurity incident,” or any similar term under any applicable Law or requires the Company or any Company Subsidiary to notify an affected Person or Governmental Entity under such Law.

“Software” means all computer programs and other software, including all software implementation of algorithms, models and methodologies.

“Source Code” means Software code in human-readable or modifiable form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code.

“Standard Contracts” means (a) off-the-shelf, “shrink wrap” or other licenses for generally commercially available software (including open source software) or hosted or cloud based services, (b) non-exclusive licenses to customers, vendors or other commercial counterparties of the Company or any Company Subsidiary entered into in the ordinary course of business, (c) non-disclosure agreements entered into in the ordinary course of business and (d) agreements based on a form used by the Company or any Company Subsidiary with employees and independent contractors that has been made available to Parent.

“Stock Issuance” means the issuance of shares of Parent Class A Common Stock (or Parent Class C Common Stock if Parent elects to issue the Alternative Stock Consideration pursuant to Section 1.07(d)) pursuant to the Merger and this Agreement.

“subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

“Trade Control Laws” means (a) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 2778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (b) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

“Trading Day” means a day on which shares of Parent Class A Common Stock (or Parent Class C Common Stock if Parent elects to issue the Alternative Stock Consideration pursuant to Section 1.07(d)) are traded on Nasdaq.

“Union” means any union, works council, labor organization, or other employee or worker representative body.

SECTION 8.05. Interpretation. The headings contained in this Agreement and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter and the Parent Disclosure Letter. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any terms used in the Company Disclosure Letter, the Parent Disclosure Letter, any Exhibit or any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall”. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “or” shall not be exclusive. The phrase “date hereof” shall be deemed to refer to the date of this Agreement. The words “made available to Parent” and words of similar import refer to documents (A) posted to the “Quince” electronic datasite hosted by Datasite on behalf of the Company at least twenty-four (24) hours prior to the date hereof, (B) included in the Filed Company SEC Documents or (C) delivered in person or electronically to Parent or Merger Sub or their respective Representatives. All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the U.S. Unless the context requires otherwise (i) any definition of or reference to any Contract, instrument or other document or any Law herein shall be construed as referring to such Contract, instrument or other document or Law as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (iv) all references herein to Articles, Sections and Exhibits shall be construed to refer to Articles and Sections of, and Exhibits to, this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

SECTION 8.06. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 8.07. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 8.08. Entire Agreement; Third-Party Beneficiaries. This Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties and their affiliates, or any of them, with respect to the subject matter of this Agreement and the Confidentiality Agreement. This Agreement is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for: (i) if the Effective Time occurs, the right of the Company’s stockholders to receive the Merger Consideration as provided in Section 1.07; (ii) if the Effective Time occurs, the right of the holders of equity-based awards to receive such amounts as provided in Section 5.04; (iii) if the Effective Time occurs, the rights of the Indemnified Parties set forth in Section 5.07; (iv) the rights of the Debt Financing Sources set forth in Section 8.02, this Section 8.08, Section 8.09 and Section 8.14; and (v) in accordance with Section 261 of the DGCL, the right of the Company, on behalf of the Company’s stockholders and holders of equity-based awards (each of which are third-party beneficiaries of this Agreement to the extent required for this provision to be enforceable), to pursue specific performance as set forth in Section 8.12 or, if specific performance is not sought or granted as a remedy, damages in accordance with this Agreement (which shall include the benefit of the bargain lost by the Company’s stockholders and holders of equity-based awards) in the event of a breach by Parent or Merger Sub of this Agreement, it being agreed that in no event shall any such stockholders of the Company or holders of equity-based awards be entitled to enforce any of their rights, or any of Parent’s or Merger Sub’s obligations, under this Agreement in the event of any such breach, but rather the Company shall have the sole and exclusive right to do so as a representative for such stockholders of the Company or holders of equity-based awards (and upon receipt of any payments as a result thereof, the Company shall be entitled to retain the amount of such payments so received).

SECTION 8.09. Governing Law. Except as set forth in Section 8.14, this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 8.10. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties; provided, that each of Parent and Merger Sub may assign any of its rights hereunder to a wholly owned direct or indirect subsidiary of Parent without the prior written consent of the Company. No assignment by any party shall relieve such party of any of its obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

SECTION 8.11. Fees and Expenses. Except as otherwise expressly set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

SECTION 8.12. Specific Enforcement; Jurisdiction.

(a) The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement in any court referred to in Section 8.12(b), without the necessity of proving the inadequacy of money damages as a remedy (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. Without limitation to any defenses of Parent and Merger Sub in any such Proceeding, the right to specific enforcement shall include the right of the Company to obtain a Judgment that requires Parent and Merger Sub to cause the Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Each of the parties acknowledges and agrees that the right of specific enforcement is an integral part of the Transactions and without such right, none of the parties would have entered into this Agreement.

(b) Except as set forth in Section 8.14, each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall be unavailable, any state or federal court sitting in the State of Delaware) for the purpose of any Proceeding arising out of or relating to this Agreement or the Transactions, and each of the parties hereby irrevocably agrees that all claims with respect to such Proceeding may be heard and determined exclusively in such court. Except as set forth in Section 8.14, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall be unavailable, any state or federal court sitting in the State of Delaware) in the event any Proceeding arises out of this Agreement or the Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) irrevocably consents to the service of process in any Proceeding arising out of or relating to this Agreement or the Transactions, on behalf of itself or its property, by U.S. registered mail to such party’s respective address set forth in Section 8.03 (provided, that nothing in this Section 8.12(b) shall affect the right of any party to serve legal process in any other manner permitted by Law) and (iv) agrees that it will not bring any Proceeding relating to this Agreement or the Transactions in any court other than the Court of Chancery of the State of Delaware (or, if such court shall be unavailable, any state or federal court sitting in the State of Delaware). The parties hereto agree that a final trial court judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

SECTION 8.13. Waiver of Jury Trial. Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any Proceeding arising out of this Agreement or the Transactions. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any Proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 8.13.

SECTION 8.14. Concerning Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, each party hereby:

(a) agrees that any suit, action or proceeding, whether at law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources Related Party in any way arising out of or relating to this Agreement, the Debt Commitment Letter, the Financing Definitive Agreements, the Debt Financing or any of the agreements (including any commitment letters) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder (each a “Debt Financing Sources Proceeding”) shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan in the City of New York (or any appellate court therefrom), agrees not to bring or support, or permit any of its affiliates to bring or support, any Debt Financing Sources Proceeding in any forum other than in any such court and irrevocably and unconditionally submits, for itself and its property, with respect to any Debt Financing Sources Proceeding to the exclusive jurisdiction of any such court;

(b) irrevocably and unconditionally waives any objection to the laying of venue of any Debt Financing Sources Proceeding brought in any such court or any claim that any Debt Financing Sources Proceeding brought in any such court has been brought in an inconvenient forum;

(c) agrees that service on any party hereto may be made by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 8.03;

(d) agrees that any Debt Financing Sources Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise expressly provided in the Debt Commitment Letter or the Financing Definitive Agreements;

(e) expressly, irrevocably, knowingly, intentionally and voluntarily waives all rights to a jury trial with respect to any Debt Financing Sources Proceeding;

(f) agrees that none of the Debt Financing Sources Related Parties will have any obligation or liability, on any theory of liability, to the Company, the Company Subsidiaries or their respective affiliates (each, a “Company Related Party” and together, the “Company Related Parties”) or their respective directors, managers, officers, employees, agents, representatives or advisors, and none of the Company Related Parties or their respective directors, managers, officers, employees, agents, representatives or advisors shall have any rights or claims (and the Company, on behalf of itself and its directors, managers, officers, employees, agents, representatives or advisors, hereby waives any such rights or claims) against any of the Debt Financing Sources Related Parties, in each case, in any way arising out of or relating to this Agreement, the Debt Commitment Letter, the Financing Definitive Agreements, the Debt Financing or any of the agreements (including any commitment letters) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby, or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise; provided, that, notwithstanding the foregoing, nothing herein shall affect the rights of Parent and its affiliates against the Debt Financing Sources with respect to the Debt Financing or any of the transactions contemplated hereby or thereby or any services thereunder;

(g) agrees that, notwithstanding anything to the contrary in this Agreement or any document entered into in connection with this Agreement, the Debt Financing Sources Related Parties are express third-party beneficiaries of, and may enforce, Section 8.02, Section 8.08, Section 8.09, Section 8.12 and this Section 8.14 and any of the provisions in this Agreement reflecting the agreements in this Section 8.14; and

(h) agrees that the provisions of Section 8.02, Section 8.08, Section 8.09, Section 8.12, and in this Section 8.14 (and any definition set forth in, or any other provision of, this Agreement to the extent that an amendment, waiver or other modification of such definition or other provision would amend, waive or otherwise modify the substance of this Section 8.14) shall not be amended, waived or otherwise modified, in each case, in any way adverse in any material respect to the Debt Financing Sources Related Parties without the prior written consent of the Debt Financing Sources (and any such amendment, waiver or other modification without such prior written consent shall be null and void).

(i) Notwithstanding the foregoing, nothing in this Section 8.14 shall in any way limit or modify the rights and obligations of Parent under this Agreement, or any Debt Financing Source’s obligations under the Debt Commitment Letter or the Financing Definitive Agreements, or the rights of any Company Related Party against Parent or its affiliates, as applicable, in accordance with the terms thereof or with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder.

[remainder of page intentionally blank; signature pages follow]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

DOORDASH, INC., as Parent

by
/s/ Tony Xu
Name:	Tony Xu
Title:	Chief Executive Officer

IBIZA MERGER SUB, INC., as Merger Sub

by
/s/ Ravi Inukonda
Name:	Ravi Inukonda
Title:	President

MAPLEBEAR INC., as the Company

by
/s/ Chris Rogers
Name:	Chris Rogers
Title:	Chief Executive Officer and Chairperson

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Certificate of Incorporation of the Surviving Corporation

CERTIFICATE OF INCORPORATION
OF
[SURVIVING CORPORATION], INC.

Article I: NAME

The name of the corporation is [Surviving Corporation], Inc. (the “Corporation”).

Article II: AGENT FOR SERVICE OF PROCESS

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

Article III: PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the “DGCL”) or any successor statute.

Article IV: AUTHORIZED STOCK

The total number of shares of stock that the Corporation has authority to issue is 200 shares, 100 of which shall be common stock, $0.0001 par value per share (“Common Stock”) and 100 of which shall be preferred stock, $0.0001 par value per share (“Preferred Stock”).

Article V: MANAGEMENT

For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation, of its directors and stockholders, or any class thereof, as the case may be, it is further provided that:

A.              MANAGEMENT OF THE BUSINESS.

Except as otherwise provided by the DGCL or the Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors of the Corporation (the “Board of Directors”). Subject to any rights of the holders of shares of any one or more series of Preferred Stock then outstanding to elect additional directors under specified circumstances, the number of directors that shall constitute the Board shall be fixed exclusively by the Board of Directors.

B.              BOARD OF DIRECTORS.

Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, following the closing of the initial public offering of Common Stock to the public (the “Initial Public Offering”) pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “1933 Act”), the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Each class shall consist, as nearly as practicable, of a number of directors equal to one-third of the number of members of the Board of Directors authorized as provided in Section A of this Article V. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes at the time the classification becomes effective. At the first annual meeting of stockholders following the closing of the Initial Public Offering, the initial term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the closing of the Initial Public Offering, the initial term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the closing of the Initial Public Offering, the initial term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. At any time that applicable law prohibits a classified board as described in Section B of this Article V, all directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. No stockholder entitled to vote at an election for directors may cumulate votes.

Notwithstanding the foregoing provisions of this section, each director shall serve until such director’s successor is duly elected and qualified or until such director’s earlier death, resignation or removal. If the total number of directors is changed, any increase or decrease shall be apportioned by the Board of Directors among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors constituting the Board of Directors remove or shorten the term of any incumbent director. The Board of Directors is authorized to assign members of the Board of Directors already in office to their respective class.

C.              REMOVAL OF DIRECTORS.

Following the closing of the Initial Public Offering, only for so long as the Board of Directors is classified and subject to the rights of any series of Preferred Stock to remove directors elected by such series of Preferred Stock, any individual director or the entire Board of Directors may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least 66⅔% of the voting power of all the then-outstanding shares of the capital stock of the Corporation entitled to vote generally at an election of directors, voting together as a single class.

D.              VACANCIES.

Subject to any limitations imposed by applicable law and subject to the rights of the holders of any series of Preferred Stock to elect additional directors or fill vacancies in respect of such directors, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified or such director's earlier death, resignation or removal.

E.              PREFERRED STOCKHOLDERS ELECTION RIGHTS.

Whenever the holders of any one or more series of Preferred Stock shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of the Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) applicable thereto. The number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to Section A of Article V hereof, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

F.               AMENDMENT OF BYLAWS.

The Board of Directors is expressly authorized and empowered to adopt, amend or repeal any provisions of the Amended and Restated Bylaws of the Corporation (as amended from time to time, the “Bylaws”). The stockholders shall also have power to adopt, amend or repeal the Bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least 662/3% of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

G.             STOCKHOLDER ACTIONS.

1.               The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

2.               Subject to any rights of the holders of shares of any one or more series of Preferred Stock then outstanding, any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders and may not be effected by consent in lieu of a meeting.

3.               Subject to any rights of the holders of shares of any series of Preferred Stock then outstanding, special meetings of stockholders of the Corporation may be called only by the Chairperson of the Board of Directors, the Chief Executive Officer, the President or the Board of Directors, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

4.               An annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, on such date, and at such time as shall be fixed exclusively by the Board of Directors or a duly authorized committee thereof.

5.             Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

Article VI: LIMITATION OF LIABILITY

No director or officer of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director or officer of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Article VII: EXCLUSIVE FORUM

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action under Delaware statutory or common law: (A) any derivative claim or cause of action brought on behalf of the Corporation; (B) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Corporation, to the Corporation or the Corporation's stockholders; (C) any claim or cause of action against the Corporation or any current or former director, officer or other employee of the Corporation, arising out of or pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws; (D) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws (including any right, obligation, or remedy thereunder); (E) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (F) any claim or cause of action against the Corporation or any current or former director, officer or other employee of the Corporation, governed by the internal-affairs doctrine or otherwise related to the Corporation’s internal affairs, in all cases to the fullest extent permitted by applicable law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. This paragraph of Article VIII shall not apply to claims or causes of action brought to enforce a duty or liability created by the 1933 Act or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by applicable law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the 1933 Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Corporation, its officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

Failure to enforce the foregoing provisions would cause the Corporation irreparable harm, and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions.

Article VIII: INDEMNIFICATION

To the fullest extent permitted by law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. Any repeal or modification of this provision shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

Article IX: AMENDMENT OF CERTIFICATE OF INCORPORATION

Any person or entity holding, owning, or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of the Certificate of Incorporation.

The Corporation reserves the right to amend, alter, change or repeal, at any time and from time to time, any provision contained in the Certificate of Incorporation, in the manner now or hereafter prescribed by statute, except as provided in the next paragraph of this Article X and all rights, preferences and privileges of whatsoever nature conferred upon the stockholders, directors or any other persons whomsoever by and pursuant to the Certificate of Incorporation are granted subject to this reservation.

Notwithstanding any other provisions of the Certificate of Incorporation or any provision of applicable law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of capital stock of the Corporation required by applicable law or by the Certificate of Incorporation or any certificate of designation filed with respect to a series of Preferred Stock, the affirmative vote of the holders of at least 662/3% of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote in the election of directors, voting together as a single class, shall be required to alter, amend or repeal (whether by merger, consolidation or otherwise), or adopt any provision inconsistent with, Articles V, VII, VIII and X.

Article X: severability

If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby.

**********************

The Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer of the Corporation on this [ ● ] day of [ ● ].

[Surviving Corporation], Inc.

/s/ [ ● ] Incorporator

[Signature Page to Certificate of Incorporation of [Surviving Corporation], Inc.]

Exhibit B

Form of Voting Agreement

Exhibit C

Parent Class C Common Stock Mechanics

Pursuant to Section 1.07(d) of the Agreement, Parent may elect to issue the Alternative Stock Consideration; provided that:

Parent shall have established a market for the Parent Class C Common Stock as promptly as practicable following the Issuance Election Deadline, and in any event no later than the date that is three (3) months prior to the Closing, which shall mean (a) obtaining authorization for listing of the Parent Class C Common Stock on Nasdaq and (b) the issuance by Parent of a dividend of at least 0.5 shares of Parent Class C Common Stock on each outstanding share of Parent Class A Common Stock and Parent Class B Common Stock.

If the Parent Closing Price of the Parent Class C Common Stock is less than the Parent Closing Price1 of the Parent Class A Common Stock, the Stock Exchange Ratio and the Mixed Exchange Ratio to be utilized to determine the Alternative Stock Consideration shall be subject to an upward adjustment to be calculated as follows:

(x)	first, multiply (I) the applicable exchange ratio, as adjusted pursuant to Section 1.09(i) of the Agreement, by (II) the Parent Closing Price for the Parent Class A Common Stock (the “Implied Stock Consideration Value”); and

(y)	second, divide (I) the Implied Stock Consideration Value by (II) the Parent Closing Price for the Parent Class C Common Stock.

Notwithstanding the foregoing, in the event of any Law preventing the issuance or use of Parent Class C Common Stock to be issued as Stock Consideration or the stock portion of the Mixed Consideration, then notwithstanding any prior election to issue shares of Parent Class C Common Stock in lieu of Parent Class A Common Stock, Parent shall issue shares of Parent Class A Common Stock in satisfaction of its obligations with respect to the Stock Consideration and the stock portion of the Mixed Consideration.

Finally, in the event that the board of directors of Parent determines, in good faith, after consultation with its outside legal counsel and financial advisor, that effecting the issuance of Parent Class C Common Stock in a different manner than prescribed above is in the best interests of the Parent and its stockholders, then Parent may propose such changes to the Company in a reasonable amount of time in advance of the Company Stockholders Meeting, and the Company (and the Company Board) will consider such changes in good faith (and, if the Company agrees to any such changes in its sole discretion, will mutually agree with Parent to amend this schedule to reflect such changes).

1 To be determined by reference to the volume-weighted average trading price of Parent Class A Common Stock notwithstanding the election to issue the Alternative Stock Consideration.